





Compounding growth
**Unlocking potential through execution**





2023 Annual Report


VALUES
We foster inspired teams
Deploy Talent
We are bold in our aspirations while moving forward with humility and integrity
Accelerate Growth
STRATEGIC IMPERATIVES
Lead Sustainably
We think and act like owners
Expand Margins
We are committed to making our customers successful
Allocate Capital Effectively
EXECUTION
INGERSOLL RAND
IRX
EXECUTION EXCELLENCE

## Contents

Welcome to Ingersoll Rand's
2023 Annual Report. Compounding growth.
Unlocking potential through execution.
80+ brands. 18,000+ employees.
**A commitment to ownership. We're on a journey to solve the industry's most difficult problems, and we're just getting started.**

    

Compounding
Growth

Unlocking
Potential

Execution
Excellence

Ingersoll Rand Inc. (NYSE: IR), driven by an entrepreneurial spirit and ownership mindset,
is dedicated to Making Life Better for our employees, customers, shareholders, and planet.
Customers lean on us for exceptional performance and durability in mission-critical flow creation and industrial solutions.
Supported by over 80 respected brands, our products and services excel in the most complex and harsh conditions.
Our employees develop customers for life through their daily commitment to expertise, productivity, and efficiency.

For more information, visit www.IRCO.com.

## Our Purpose

*Lean on us to help you make life better* is deeply embedded in all that we do. We wake up each and every day with the goal of Making Life Better for our employees, our customers, our shareholders, and our planet.



**For our Employees**



**For our Customers**



**For our Shareholders**



**For our Planet**



**Vicente Reynal**
Chairman and
Chief Executive Officer

# Through innovation, ownership, and execution excellence

Dear Shareholders, we want you to lean on us to make life better, and our 2023 results show how much value we bring to our employees, customers, shareholders, and planet.

Change may be a constant, but our strategic imperatives remain the same: Deploy Talent, Accelerate Growth, Lead Sustainably, Expand Margins, and Allocate Capital Effectively. With our competitive differentiators — Ingersoll Rand Execution Excellence (IRX) and our ownership mindset — guiding everything we do, the future is bright.

Last year, we delivered value to shareholders through record financial performance, with revenue of $6.9 billion, Adjusted EBITDA of $1.8 billion, and an impressive Adjusted EBITDA margin of 26%, which was an expansion of 170 basis points over 2022.[1] We also generated record Free Cash Flow of $1.3 billion with a Free Cash Flow margin of 18%, providing the means to compound growth and unlock new heights in our performance.[1,2]

These numbers are a testament to the dedication of our more than 18,000 global employees. They uphold a commitment to embody an ownership mindset and create a culture that drives operational excellence. I am extremely proud of our performance.

Confidence in delivering our long-term financial targets:

| | 2025 Targets (2021 Investor Day) | On Track to Deliver | New 2027 Targets |
|---|---|---|---|
| Total Revenue Growth | Low-Double Digits (2021-2025 CAGR) | ✓ | Low-Double Digits (2023-2027 CAGR) |
| Organic[1] | Mid-Single Digits (2021-2025 CAGR) | ✓ | Mid-Single Digits (2023-2027 CAGR) |
| Inorganic | Mid-Single Digits (2021-2025 CAGR) | ✓ | Mid-Single Digits (2023-2027 CAGR) |
| Adjusted EBITDA Margin[1] | High 20s | ✓ | 28-30% |
| Adjusted Diluted EPS Growth[1] | Double Digits (2021-2025 CAGR) | ✓ | Double Digits (2023-2027 CAGR) |
| Free Cash Flow Margin[1,2] | High Teens | ✓ | ~20% |
| Net Debt Leverage[3] | <2x | ✓ | <2x |
| IIoT-Ready Products[4] | >25% | ✓ | >30% |


## For our Employees

In 2023, we granted equity to more than 1,800 employees through our Ownership Works equity program. Ingersoll Rand provides equity grants to all employees, whether they join as new hires or via acquisition, after one year of service.[5] Ingersoll Rand has provided equity grants to over 21,000 employees since May 12, 2017. The value of our total Ownership Works, Merger, and IPO equity grants if held through December 31, 2023, would total approximately $790 million, with a 181% average grant appreciation value.[6] This initiative has empowered our employees, creating economic opportunities for them and their families.

Our success depends on our employees. We nurture and celebrate a culture that embraces diverse points of view, backgrounds, and experiences, believing that it leads to inspired teams. Our latest employee survey backs up this belief, indicating our employee satisfaction ranks in the top 10 percent amongst industrial manufacturing companies and surpasses industry benchmarks by 600 basis points.[7] Our continually strong employee engagement is driven by our ownership mindset and our employees' perspective that Ingersoll Rand is "my company." Additionally, our unwavering commitment to ownership has enabled our employees to cultivate strong customer relationships, driving them to solve the industry's most difficult problems.


## For our Customers

When customers need help achieving their sustainability goals, they increasingly turn to Ingersoll Rand. We help them meet those outcomes by advancing their Scope 1 and 2 greenhouse gas reduction goals and by supporting water and waste reduction. Those results are driven by our innovative products and services that offer efficiency, circularity, and sustainability.

Additionally, our mergers and acquisition strategy has positioned us to better meet the needs of our customers. In 2023, Ingersoll Rand strategically invested approximately $450 million across 13 acquisitions, including Roots, Ecoplant, and Paragon Tank Truck Equipment. We are proud to be a supplier of choice for our customers. Through our acquisitions, we can serve them more effectively by expanding our product offerings, geographic reach, and technological capabilities.

Our 2023 acquisitions, which are expected to generate more than $200 million in annualized revenue in 2024, continue to position our portfolio toward high-growth, sustainable end markets.[8] While we have made great progress to date, we believe that we are just getting started on this journey.


## For our Shareholders

Our dedication to consistent performance translates into value delivered to our shareholders. Over the past six years, we have delivered a remarkable 267% total shareholder return and added more than $31 billion in market capitalization to our company. In 2023 alone, Ingersoll Rand delivered a 46% total shareholder return. Our performance to date, combined with our Economic Growth Engine, gives us the confidence to deliver on the new 2027 targets announced at our Investor Day in November 2023.


## For our Planet

In addition to supporting our customers and their sustainability goals, we are working hard to achieve our own goals. We are making strides toward our 2030 and 2050 environmental goals. We are proud to report we have achieved our water reduction goal in 2023, seven years ahead of our target.

We remain on track to meet all of our environmental commitments. Our inclusion in the Dow Jones Sustainability World Index and Dow Jones Sustainability North America Index, with an impressive score of 81 on the S&P Global Corporate Sustainability Assessment, positions us at No.1 globally and No.1 in North America within our industry.[9]

Our commitment to corporate responsibility is also reflected through our ongoing efforts to positively influence the communities we serve. Striving to enhance the lives of those in the Charlotte, North Carolina area, we have developed strong relationships with FeedNC and La Escuelita, while our nationwide initiatives include an alliance with the American Heart Association, working hand in hand to combat cardiovascular diseases. Our global outreach extends to Uganda, where our donated compressors have revolutionized Drop in the Bucket's well-drilling process, transforming it from a days-long endeavor to mere hours. In India, our collaboration with Planet Water Foundation has brought the innovation of our non-electric pumps to the forefront, supplying clean drinking water to secluded villages. Fueled by a passion for community betterment, we are dedicated to making lasting contributions both locally and across the globe.

As you explore this report, you will obtain valuable insight into the strategic decisions propelling us forward as a premier growth compounder and the potential we are just beginning to unlock through execution excellence.

Sincerely,

*Vicente Reynal*

**Vicente Reynal**
Chairman and Chief Executive Officer

[1] Non-GAAP measure (definitions and/or reconciliations in Annex A). [2] Free Cash Flow margin defined as Free Cash Flow/Revenue. [3] Calculated as Net Debt to LTM Adjusted EBITDA [4] Represents products with IIoT equipment installed. [5] Employees must be full-time and have one year of service to be eligible. Not available to employees who participate in the Company's management equity program or where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining. [6] Calculated as the difference between the December 31, 2023 value of all Ownership Works grants, Merger grants, and IPO grants and their respective grant date value. Assumes all employees have held the grants through December 31, 2023. On February 29, 2020, Gardner Denver Holdings, Inc. closed on the merger with Ingersoll Rand plc's Industrial segment (the "Merger") and changed its name to Ingersoll Rand Inc. [7] Per Glint as compared to Industrial companies. [8] This figure excludes the acquisition of SPX Flow's Air Treatment business, which closed on January 2, 2023, and was included in our 2022 M&A metrics. [9] Receipt of an S&P Global ESG Score does not represent a sponsorship, endorsement or recommendation on the part of S&P Global to buy, sell or hold any security and a decision to invest in any subject company should not be made based on the receipt of any such note. S&P, S&P Global, and the S&P Global logo are trademarks of S&P Global Inc. or its subsidiaries, registered in many jurisdictions worldwide.

## Comparison of 5-year cumulative total return[10]

Among Ingersoll Rand, the Russell 2000 Index,
the S&P 500 Index and the S&P 500 Industrials Index



| | | | |
|---|---|---|---|
| Ingersoll Rand | Russell 2000 | S&P 500 | S&P 500 Industrials |

# Ownership by
# the numbers

**18,000+**
Current Ingersoll
Rand employees



**81/100**
S&P Global Corporate
Sustainability
Assessment score



81

100



10%

**Top 10%
in Engagement**
+600 bps higher employee
satisfaction vs. industry



**~$790M**
The approximate value of Ownership
Works, Merger, and IPO equity grants
if held through December 31, 2023[11]

[10] For every $100 invested as measured from December 31, 2018. [11] Calculated as the difference between the December 31, 2023 value of all Ownership Works
grants, Merger grants, and IPO grants and their respective grant date value. Assumes all employees have held the grants through December 31, 2023.

## Our Economic Growth Engine continues to deliver compounding annual results



**Megatrends**: Sustainability | Digitization | Quality of Life

| | Enablers | Target | 2021 | 2022 | 2023 |
|---|---|---|---|---|---|
| **Organic Growth Enablers** | Demand Generation; IIoT; Product & Service Innovation | **Organic Revenue Growth:**[12] Mid-Single Digits | YoY Improvement 12% | 16% | 10% |
| + | | | | | |
| **Inorganic Growth Enablers** | Product and Service M&A; Technology Investments | **Inorganic Revenue Growth:** Mid-Single Digits | In Year Growth 4% | 4% | 6% |
| + | | | | | |
| **Quality of Earnings** | Aftermarket; Price; i2v | **Adj. EBITDA Margin Expansion:**[12] ~100 bps/yr. | YoY Improvement 160 bps | 120 bps | 170 bps |

**X**

## High Performance Execution Process

**Competitive Differentiators:**
- IRX
- Our Employee Ownership Mindset

| | 2021 | 2022 | 2023 |
|---|---|---|---|
| IDMS Per Week[13] | ~275 | ~300 | ~400 |

**=**

## Premier Growth Compounder

| | | 2021 | 2022 | 2023 |
|---|---|---|---|---|
| **Double Digit Earnings Growth** | ADJ. EPS[12] Growth | 63% | 13% | 25% |
| **High Teens Free Cash Flow Margin** | FCF Margin[12,14] | 16%[15] | 13% | 18% |

12 Non-GAAP measure (definitions and/or reconciliations in Annex A). 13 IDM defined as Impact Daily Management.
14 Free cash flow margin defined as Free Cash Flow/Revenue. 15 Based on Adjusted Free Cash Flow for 2021 (definitions and/or reconciliations in Annex A).

# Industrial Technologies & Services (IT&S)

Broad range of compressor, vacuum, and blower solutions as well as industrial technologies, including power tools and lifting equipment.

## Recent acquisitions





PARAGON, ECOPLANT, ROOTS, ÖKOTECHNIK, TRACE Analytics LLC, K.LUND OFFSHORE / MASKIN K.LUND, PARTENAIR, GP VACUUM, Skywise, FRASERWOODS, van Elewout Kompressoren, A & F Drucklufttechnik GmbH

## Key brands

Ingersoll Rand, Gardner Denver, GHH RAND, HOFFMAN, LAMSON, Elmo Rietschle, BroomWade, Tamrotor, MAKO, TODO, BellissMorcom, WITTIG, EMCO WHEATON, ROBUSCHI, hibon, CompAir, NASH, ZEKS, DV Systems, hydrovane, Garo, OMI, CHAMPION, LeROI, Reavell, Runtech Systems

# Precision & Science Technologies (P&ST)

Highly specialized fluid management solutions including precision liquid and gas pumps and niche compression technologies.

## Recent acquisitions





ZINSSERNA

## Key brands

LMI, MILTON ROY, DOSATRON, Ingersoll Rand, YZ Systems, ILS, WILLIAMS, ARO, WELCH, ZINSSERNA, BuTech, Haskel, MP Pumps, HARTELL, TRICONTINENT, THOMAS, OBERDORFER PUMPS

## Industrial Technologies & Services revenue



Aftermarket **39%** | Equipment **61%**

APAC **20%** | Americas **48%** | EMEIA **32%**

| Revenue | Adj. EBITDA | Adj. EBITDA Margin |
|---------|-------------|--------------------|
| $5,633m | $1,587m | 28% |



## Precision & Science Technologies revenue



Aftermarket **20%** | Equipment **80%**

APAC **14%** | Americas **48%** | EMEIA **38%**

| Revenue | Adj. EBITDA | Adj. EBITDA Margin |
|---------|-------------|--------------------|
| $1,243m | $373m | 30% |





# Deploy Talent

At Ingersoll Rand, we are committed to building a strong employee experience and ensuring employees are given the tools and opportunities needed to learn and grow.

We believe in the power of employee ownership and have seen how our Ownership Works equity program has transformed our workforce. It has provided wealth-building opportunities for employees and their families, has fueled workplace productivity, and has helped us build one of the most engaged workforces in the industry.

Our people are our company's most important resource, and investing in their growth is critical to our long-term success. That's why we developed our Talent Review Excellence (TRX) model, an annual process of assessing talent against performance, potential, and competencies and identifying potential successors for critical roles. We have placed a strong emphasis on individual development plans tied to specific, measurable, time-bound actions, and learning to drive improvement. These actions not only offer career advancement opportunities for our employees but also ensure strong internal succession and retention of top talent.

As part of our talent development program, we have worked to ensure company-wide access to world-class learning opportunities through our Women's Leadership Development Program and Lead Like an Owner program. In addition, LinkedIn Learning officially launched in 2023 to all employees, and our results for the year surpass the combined learning achievements from 2020 to 2022.

Because of the investments we have made in our employees, we continue to receive external recognition for being a great place to work. U.S. News and World Report named

us as one of the best companies to work for in the Industrials and Business Services sector. Other accolades include receiving Great Place to Work certification in Brazil, Chile, Colombia, and Mexico, a Brandon Hall Group Silver award for employee learning and development, and the "Employer Excellence of China" award.

We are passionate about solidifying and advancing the development of our company culture by increasing diversity of talent, supporting navigation of career paths, and ensuring equal opportunities while fostering a sense of belonging.



**A snapshot of employee learning and development in 2023**

**21,300+** hours of content viewed

**370,000+** learning videos watched

**1,600+** courses completed in alignment with an employee's career goals



# Accelerate Growth

We continue to capitalize on the global megatrends of sustainability, digitalization, and quality of life.

We leverage our organic growth enablers of demand generation, the Industrial Internet of Things (IIoT), product and service innovation, and our inorganic growth enablers of product and service mergers and acquisitions (M&A), and technology investments to compound growth. We continue to outperform the market by being nimble and pivoting toward high-growth, sustainable end markets.

Demand Generation Excellence (DGX), our proprietary comprehensive growth enabler, has achieved remarkable results delivering over 300,000 new leads in 2023, up more than 15 times from 2016. DGX enables us to gain market share in existing high-growth, sustainable end markets like food and beverage and helps us to pivot into new markets such as electric vehicle (EV) battery applications. Whether focusing on equipment connectivity and improved customer experiences in existing markets or converting leads into customers in new markets, we are driving growth and are still early in our demand generation journey.

Our opportunity to digitally connect with our global installed base of more than 5 million assets continued in 2023, and we doubled the percentage of revenue from IIoT-ready products from 10% in 2020 to 20% in 2023 and are on track to achieve our 25% target by 2025. We expect our investments in digital innovation to unlock recurring revenue and aftermarket growth opportunities.

We set an ambitious target to grow enterprise recurring revenue from approximately $200 million in 2023 to approximately $1 billion in 2027. To achieve this target, we will extend our industry-leading CARE comprehensive service offering to more products and brands, increase air audits at our customers' sites to further improve energy efficiency and reduce their Scope 1 emissions, and rely on services from newly acquired assets like Ecoplant's system optimization platform. We believe that increasing our enterprise recurring revenue will help us to address customer needs for process uptime, reduced energy consumption and greenhouse gas emissions, and service outsourcing.



**Path to $1B Recurring Revenue**

~$1.0B

~$200M

2023 Recurring Revenue

2027 Recurring Revenue Target



# Lead Sustainably

To us, leading sustainably means to both grow and operate sustainably. To grow sustainably, we focus on improving current products and services and developing new products and services that provide sustainable value to our customers.

Of our more than 1,800 active patents, 88% have sustainability benefits. We also are delivering strong results as we expand into high-growth sustainable end markets such as life sciences, food and beverage, water, and clean energy.

Operating sustainably reflects our commitment to Making Life Better for our communities and our planet. We are proud to be recognized as an industry leader in championing innovative business practices and developing products with sustainable attributes that also benefit our environment.

In 2023, 3BL Media named Ingersoll Rand to its list of best corporate citizens of 2023, an award that celebrates environmental, social, and governance (ESG) transparency and performance.

We continue to be included in the Dow Jones Sustainability World Index and Dow Jones Sustainability Index for North America by the S&P Global Corporate Sustainability Assessment, being named first globally in the IEQ Machinery and Electrical Engineering Industry.[16] Morningstar Sustainalytics ranked Ingersoll Rand as the number three

performer out of 580 companies in the Machinery Industry Group, improving from 23.5 (Medium Risk) in 2022 to 12.8 (Low Risk) in 2023.[17] We also improved our MSCI ESG rating from an A in 2022 to an AA in 2023, ranking us as a "Leader" among 47 companies in the industrial machinery industry.[18]

In addition, Ingersoll Rand was named to the "A List" for its performance in tackling climate change and commitment to global environmental leadership by CDP (formerly the Carbon Disclosure Project), an international nonprofit that runs the environmental disclosure system for companies, cities, states, and regions. Out of the more than 21,000 companies scored, Ingersoll Rand was among 1.7% of companies to receive an "A" score for its sustainability strategy and efforts.

Ingersoll Rand is on track to meet its 2030 and 2050 environmental goals, guiding us toward a better future.

 

## Sustainability in 2023

**120** sustainability projects initiated

**14** sites powered by solar energy

**65** sustainability projects completed

[16] Receipt of an S&P Global ESG Score does not represent a sponsorship, endorsement or recommendation on the part of S&P Global to buy, sell or hold any security and a decision to invest in any subject company should not be made based on the receipt of any such note. S&P, S&P Global, and the S&P Global logo are trademarks of S&P Global Inc. or its subsidiaries, registered in many jurisdictions worldwide. [17] As of April 2023, Ingersoll Rand received an ESG Risk Rating of 12.8 from Morningstar Sustainalytics, ranking it second in the Machinery industry group, which places it in the 1st percentile for its industry. This risk rating also places Ingersoll Rand in the 6th percentile of all companies rated by Morningstar Sustainalytics. This risk rating is based on information and data developed by Sustainalytics and is proprietary to Sustainalytics and/or its third-party suppliers and is provided for informational purposes only. The risk rating does not constitute an endorsement of any product or project, nor an investment advice and the information upon which it is based is not warranted to be complete, timely, accurate or suitable for a particular purpose. The use of the risk rating is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. In no event shall this risk rating be construed as investment advice or expert opinion as defined by any applicable legislation or otherwise. [18] The use by Ingersoll Rand of any MSCI ESG research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Ingersoll Rand by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided "as-is" and without warranty. MSCI names and logos are trademarks or service marks of MSCI.



# Expand Margins

Ingersoll Rand continued to deliver robust financial performance in 2023, with our revenue growth, margin expansion, and free cash flow. Striving for operational excellence, fueled by IRX, better serves our customers and generates margin expansion across the business.

Our compounder model has led us to unlock new heights in our performance, with 2023 highlights including a record Adjusted EBITDA of $1.8 billion and a Free Cash Flow margin of 18%.[19] In addition, we delivered strong performance in both our Industrial Technologies and Services and Precision and Science Technologies segments as both delivered triple digit Adjusted EBITDA margin expansion in 2023.

IRX provides employees with a consistent, simple process to drive high performance through 100-day sprints. Weekly meetings, called IMPACT Daily Management (IDMs), provide focus on the highest priorities, driving immediate impact. In 2023, more than 400 weekly IDM sessions were executed (compared to 60 in 2019), with more than 7,000 employees participating in one or more IDMs each week.[20] These efforts have helped to establish Ingersoll Rand as a premier growth compounder.

### Driving innovation and cost savings through 3D printing

Recognizing inefficiencies in the manufacturing process for the Air Dimensions M-Series pump fan cover, Daryl Seepersad, development engineer within Precision and Science Technologies, designed an initial prototype using a 3D printer. After fine-tuning the prototype, the team was able to begin producing these. This proactive measure substantially reduced costs, saved 400 hours of labor, shortened turnaround time, and eliminated 4,300 pounds of annual waste.[20]



[19] Non-GAAP measure (definitions and/or reconciliations in Annex A). [20] Management estimates.

12



# Allocate Capital Effectively

Our capital allocation strategy is designed to maximize long-term value creation and compound shareholder returns.

At the core of this capital allocation strategy is M&A, which is supported by a robust pipeline focused on high-growth, sustainable end markets. In 2023, we strategically invested approximately $450 million for 13 acquisitions, and we expect these acquisitions to generate more than $200 million in revenue in 2024.[21]

We also returned $295 million of value to shareholders through share repurchase and dividends.

Moreover, despite a challenging global market, the company continues to take an opportunistic and efficient approach to its capital structure. In 2023, Ingersoll Rand achieved an investment grade rating from all three major ratings agencies and continues to move toward a fully unsecured investment grade capital structure. In 2023, the Company refinanced $1.5 billion of floating secured term loans and issued its inaugural unsecured investment grade bonds.



**Enabling growth of a high-growth sustainable market critical to decarbonization**

Buildings, cars, and washing machines all have one thing in common: steel. Over 10% of annual total global carbon dioxide ($CO_2$) emissions originate from conventional steel production.[22] A more sustainable process called direct reduced iron (DRI) utilizes hydrogen to make iron, significantly reducing $CO_2$ emissions.

Our acquisition of Howden Roots LLC ("Roots"), a leading provider of low-pressure compression and vacuum technologies, expanded Ingersoll Rand's product portfolio with new and incremental low-pressure compression and vacuum technologies, along with centrifugal technology to enable the DRI process.

## Companies acquired

| | | | | | | |
|---|---|---|---|---|---|---|
| ECOPLANT | K.LUND OFFSHORE / MASKIN K.LUND | Skywise | ZINSSER NA | A & F Drucklufttechnik GmbH | ROOTS | GP VACUUM |
| PARTENAIR | ÖKOTECHNIK | TRACE Analytics LLC | PARAGON | FRASERWOODS | van Elewout Kompressoren | |

[21] This figure excludes the acquisition of SPX Flow's Air Treatment business, which closed on January 2, 2023, and was included in our 2022 M&A metrics. [22] Source: Global efficiency intel.

 # Board of Directors

**Vicente Reynal**
Chairman and Chief Executive Officer, Ingersoll Rand

**Kirk E. Arnold (2*, 4)**
Former Chief Executive Officer, Data Intensity

**William P. Donnelly (1, 3*)**
Lead Independent Director, Retired Executive
Vice President, Mettler-Toledo International, Inc.

**Gary D. Forsee (1, 4)**
Retired Chairman and Chief Executive
Officer, Sprint Nextel Corporation

**Jennifer Hartsock (1, 2)**
Chief Information and Digital Officer, Cargill, Inc.

**John Humphrey (1*, 4)**
Retired Executive Vice President and
Chief Financial Officer, Roper Technologies

**Marc E. Jones (2, 4*)**
Chairman, President and Chief Executive
Officer, Aeris Communications, Inc.

**Julie A. Schertell (3, 4)**
President and Chief Executive Officer, Mativ Holdings, Inc.

**JoAnna L. Sohovich (1)**
Chairman and former
Chief Executive Officer, Chamberlain Group

**Mark P. Stevenson (2, 3)**
Former Executive Vice President and Chief
Operating Officer, Thermo Fisher Scientific, Inc.

**Tony L. White (2, 3)**
Retired Chairman, President, and
Chief Executive Officer, Applied Biosystems, Inc.

**Committees of the Board**

(1) Audit

(2) Compensation

(3) Nominating and Corporate Governance

(4) Sustainability

*Denotes Chairperson

 # Company Leadership

**Vicente Reynal**
Chairman and Chief Executive Officer

**Ricardo Abdalla**
Vice President and General Manager,
Compression Systems and Services and Process Flow
Technologies, IT&S Latin America and Caribbean

**Santiago Arias Duval**
Senior Vice President and General Manager,
Precision and Science Technologies

**Paul Dick**
Vice President and General Manager,
Compression Systems and Services, IT&S North America

**Matt Emmerich**
Senior Vice President and Chief Information Officer

**Elizabeth Meloy Hepding**
Senior Vice President, Strategy and Corporate Development

**Richard Hinkle**
Vice President and General Manager,
Process Flow Technologies, IT&S North America

**Amar Kaul**
Vice President and General Manager,
Compression Systems and Services, IT&S EMEIA

**Kate Keene**
Senior Vice President, Human Resources
and Diversity, Equity, and Inclusion

**Vikram Kini**
Senior Vice President and Chief Financial Officer

**Anish Lalla**
Vice President and General Manager,
Power Tools and Lifting

**Arnold Li**
Senior Vice President and General Manager, IT&S
Asia Pacific, and Global Air and Gas Solutions

**Dr. Christopher Neubauer**
Vice President, Global Sourcing and Logistics

**Andrew Schiesl**
Senior Vice President, General Counsel, Chief
Compliance Officer, and Secretary

**Gareth Topping**
Vice President and General Manager,
Process Flow Technologies, IT&S EMEIA

**Michael Weatherred**
Senior Vice President, Ingersoll Rand Execution
Excellence (IRX) and Commercial Excellence

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023, or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from__________to_________**

**Commission File Number: 001-38095**

# Ingersoll Rand Inc.

**(Exact Name of Registrant as Specified in Its Charter)**

| | |
|---|---|
| **Delaware** | **46-2393770** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**525 Harbour Place Drive, Suite 600**
**Davidson, North Carolina 28036**
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: **(704) 655-4000**

**Securities Registered Pursuant to Section 12(b) of the Act:**

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Stock, $0.01 Par Value per share | IR | New York Stock Exchange |

**Securities Registered Pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2023 was approximately $26.4 billion based on the closing price of such common equity on the New York Stock Exchange on such date.

The registrant had outstanding 403,435,985 shares of Common Stock, par value $0.01 per share, as of February 16, 2024.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this report.

**Table of Contents**

# PART I

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K (this "Form 10-K") may contain "forward-looking statements" within the meaning of the "safe harbor provisions" of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts included in this Form 10-K, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Words such as "estimates," "expects," "contemplates," "will," "anticipates," "projects," "plans," "intends," "believes," "forecasts," "may," "should," and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs, estimates, and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. See "Item 1A. Risk Factors" for more information.

## ITEM 1. BUSINESS

Ingersoll Rand Inc. is a diversified, global provider of mission-critical flow creation products and industrial solutions. The accompanying consolidated financial statements include the accounts of Ingersoll Rand Inc. and its majority-owned subsidiaries (collectively referred to herein as "Ingersoll Rand," "Company," "we," "us," "our," or "ourselves").

### Our Company

We are a global market leader with a broad range of innovative and mission-critical air, gas, liquid, and solid flow creation technologies, providing services and solutions to increase industrial productivity, efficiency, and sustainability. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, when combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under more than 80 market-leading brands, including Ingersoll Rand and Gardner Denver, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. We are driven by an entrepreneurial spirit and ownership mindset, dedicated to helping make life better for our employees, customers, the planet, and our shareholders.

These attributes, along with over 160 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, resulting in leading market positions within each of our operating segments. We have sales in all major geographic markets and our diverse customer base utilizes our products across a wide array of end-markets, including life sciences, food and beverage production, clean energy, industrial manufacturing, infrastructure, water and wastewater treatment, and many others.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and the cost of failure or downtime is high. However, our products typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with over 60 key manufacturing facilities, and over 40 complementary service and repair centers across six continents and over 18,000 employees worldwide as of December 31, 2023.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline, reducing their operating expenses, and improving the sustainability of their processes. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 35.8% of total Company revenue in 2023.

**Our Segments**

*Industrial Technologies and Services*

We design, manufacture, market and service a broad range of air and gas compression, vacuum and blower products, fluid transfer equipment, loading systems, power tools and lifting equipment, including associated aftermarket parts, consumables and services. We primarily sell under the Ingersoll Rand, Gardner Denver, Nash, CompAir, Elmo Rietschle, and over 30 other brands. Our customers deploy our products across a wide array of technologies and applications for use in diverse end-markets. Compressors are used to increase the pressure of air or gas, vacuum products are used to remove air or gas in order to reduce the pressure below atmospheric levels, and blower products are used to produce a high volume of air or gas at low pressure. Almost every manufacturing and industrial facility, and many service and process industry applications, use air compression, vacuum and blower products in a variety of process-critical applications such as the operation of pneumatic tools, pumps and motion control components, air and gas separation, vacuum packaging of food products and aeration of waste water, among others. Our liquid ring vacuum pumps and compressors are used in many power generation, mining, oil and gas refining and processing, chemical processing and general industrial applications including flare gas and vapor recovery, geothermal gas removal, vacuum de-aeration, water extraction in mining and paper and chlorine compression in petrochemical operations. Our engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials. Our power tools and lifting equipment portfolio includes electric and cordless fastening systems, pneumatic bolting tools, drilling and material removal tools, hoists, winches and ergonomic handling devices. Typical applications for these products include the precision fastening of bolted joints in the production, assembly and servicing of industrial machinery, on-highway and off-highway vehicles, aircraft, electronics and other equipment.

Our compression products cover the full range of technologies, including rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Our vacuum products and blowers also cover the full technology spectrum; vacuum technologies include side channel, liquid ring, claw vacuum, screw, turbo and rotary vane vacuum pumps among others, while blower technologies include rotary lobe, screw, claw and vane, side channel and radial blowers. Our liquid ring vacuum pumps and compressors are highly-engineered products specifically designed for continuous duty in harsh environments to serve a wide range of applications, including oil and gas refining and processing, mining, chemical processing and industrial applications. In addition to our vacuum and blower technology, our engineered fluid loading and transfer equipment and systems ensure the safe and efficient transportation and transfer of petroleum products as well as certain other liquid commodity products in a wide range of industries.

We complement these products with a broad portfolio of service options tailored to customer needs and a complete range of aftermarket parts, air treatment equipment, controls and other accessories delivered through our global network of manufacturing and service locations and distributor partners. The breadth and depth of our product offering creates incremental business opportunities by allowing us to cross-sell our full product portfolio and uniquely address customers' needs in one complete solution.

We sell our products through an integrated network of direct sales representatives and independent distributors, which is strategically tailored to meet the dynamics of each target geography or end-market. Our large installed base also provides for a significant stream of recurring aftermarket revenue. For example, the useful life of a compressor is, on average, between 10 and 12 years. However, a customer typically services the compressor at regular intervals, starting within the first two years of purchase and continuing throughout the life of the product. The cumulative aftermarket revenue generated by a compressor over the product's life cycle will typically exceed its original sale price.

*Precision and Science Technologies*

We design, manufacture and market a broad range of highly-specialized positive displacement pumps, fluid management systems, accessories and aftermarket parts that provide liquid and gas dosing, transfer, dispensing, compression, sampling, pressure management and flow control in specialized or critical applications. Our offerings cover a range of pump and flow control technology types. This includes diaphragm pumps, piston pumps, water-powered pumps, peristaltic pumps, gear pumps, vane pumps, progressive cavity pumps, syringe pumps, gas boosters, hydrogen compression systems, automated liquid handling systems, odorant injection systems, controls, software and other related components and accessories. These offerings are sold under brands that are highly recognized in their end markets including Air Dimensions, Albin, ARO, Dosatron, Haskel, Ingersoll Rand, LMI, Maximus, Milton Roy, MP, Oberdorfer, Seepex, Thomas, Welch, Williams, YZ and Zinsser Analytic. Our customer base is composed of a wide range of end users in markets including life sciences, industrial manufacturing, water and waste water, chemical processing, energy, food and beverage, agriculture and others. Our sales are realized primarily through a combination of independent specialty and national distributors and relationships directly with original equipment manufacturers ("OEM"), Engineering, Procurement and Construction ("EPC") companies and end users.

## Recent Developments

*Recent Acquisitions*

The Company continued its focus on generating inorganic growth through acquisitions that strengthen our position in core product categories and broaden our exposure to high-growth, sustainable end markets. We completed or announced the acquisition of several businesses during 2023, including the following:

- In January 2023, we completed the acquisition of SPX FLOW's Air Treatment business for cash consideration of $519.0 million. The Air Treatment business offerings include energy efficient compressed air dryers, filters and other consumables that are highly complementary to Ingersoll Rand's core compressor equipment.

- In August 2023, the Company completed the acquisition of Howden Roots LLC ("Roots"), for cash consideration of $292.5 million. Roots is a leading manufacturer of engineered rotary and centrifugal blowers with an iconic brand developed over more than 160 years.

Refer to Note 4 "Acquisitions" to our audited consolidated financial statements included elsewhere in this Form 10-K for further discussion of these acquisitions.

*Capital Allocation*

Share Repurchases

We repurchased $263.0 million of our common stock during the year ended December 31, 2023, including $249.6 million of repurchases under our share repurchase program.

Debt Repayments

During the year ended December 31, 2023, we had net repayments on long-term debt of $27.6 million. The net repayments included principal payments on our Dollar Term Loan B, mostly offset by proceeds from the issuance of Senior Notes.

Dividends on Common Stock

The Company paid cash dividends on our common stock of $32.4 million during the year ended December 31, 2023.

*Cybersecurity Incident Status*

On April 27, 2023, the Company detected a cybersecurity incident that disrupted several of our information technology systems. We immediately launched a thorough investigation with the assistance of external cybersecurity experts to assess and mitigate impacts of the incident. The Company proactively took immediate actions to maintain business continuity and to minimize disruption to operations and customers, including isolating systems and implementing workarounds. This incident did not have a material impact on the results of operations or cash flows from continuing operations for the year ended December 31, 2023, and we do not expect any material adverse impact to our results or cash flows in future periods. The Company is not aware of any confidential customer information having been exfiltrated. If the Company becomes aware of any such information having been exfiltrated, it will make appropriate notifications.

## Our Industries and Products

*Industrial Technologies and Services*

Our Industrial Technologies and Services segment designs, manufactures, markets and services a broad range of air compression, vacuum and blower products across a wide array of technologies. Compression, vacuum and blower products are used in a wide spectrum of applications in nearly all manufacturing and industrial facilities and many service and process industries in a variety of end-markets, including clean energy, life sciences, food and beverage production, general manufacturing, infrastructure, and others.

*Compression Products*

Sales to industrial end-markets include industrial air compression products, as well as associated aftermarket parts, consumables and services. Industrial air compressors compress air to create pressure to power machinery, industrial tools, material handling systems and automated equipment. Compressed air is also used in applications as diversified as snow making and fish farming, on high-speed trains and in hospitals. Compressors can be either stationary or portable, depending on the requirements of the application or customer.

We focus on five basic types of air compression technologies: rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Rotary screw compressors are a newer technology than reciprocating compressors and exhibit better suitability for continuous processes due to a more compact size, less maintenance and better noise profile. We believe our reciprocating piston compressors provide one of the broadest ranges of pressures in the market and are supported by increasing demand across wide-ranging attractive end-markets. Scroll compressors are most commonly seen where less oil-free air is needed, and is most commonly used in medical and food applications where the need for pure, clean and precise air is of great importance. Rotary vane compressors feature high efficiency, compact compression technology and can be found throughout all sectors of industry, including automotive, food and beverage, energy and manufacturing with specialized solutions within transit, gas and snow making. Centrifugal compressors are most effective when in applications that demand larger quantities of oil-free air and are utilized across a wide range of industries.

*Vacuum Products*

Industrial vacuum products are integral to manufacturing processes in applications for packaging, pneumatic conveying, drying, holding / lifting, distillation, evacuation, forming / pressing, removal and coating. Within each of these processes are a multitude of sub-applications. As an example of one such end-process, within packaging, a vacuum will be used on blister packaging, foil handling, labeling, carton erection, stacking and palletizing (placing, stacking or transporting goods on pallets), as well as central vacuum supply for entire packaging departments.

We focus on five basic types of vacuum technologies: side channel, liquid ring, claw vacuum, screw and rotary vane vacuum pumps. Side channel vacuum pumps are used for conveying gases and gas-air mixtures in a variety of applications, including laser printers, packaging, soil treatment, textiles and food and beverage products. Liquid ring vacuum pumps are used for extreme conditions, which prevail in humid and wet processes across ceramics, environmental, medical and plastics applications. Claw vacuum pumps efficiently and economically generate contact-free vacuum for chemical, environmental and packaging applications. Screw vacuum pumps are a dry running technology used to reduce the carbon footprint and life cycle costs in drying and packaging applications. Rotary vane vacuum pumps are used for vacuum and combined pressure and vacuum applications in the environmental, woodworking, packaging and food and beverage end-markets.

*Blower Products*

Blower products are used for conveying high volumes of air and gas at various flow rates and at low pressures, and are utilized in a broad range of industrial and environmental applications, including waste water aeration, biogas upgrading and conveying, pneumatic transport and dehydrating applications for food and beverage, cement, pharmaceutical, petrochemical and mobile industrial applications. In many cases, blowers are a core component for the operation of the entire end-users' systems. Management believes that we hold a leading position in our addressable portion of the global blower products market.

We focus on several key technologies within blower products: rotary lobe, screw, claw and vane, turbo, side channel and radial blowers. Rotary lobe blowers, screw blowers and claw and vane blowers are positive displacement technologies that have the ability to consistently move the same volume of gas or air and vary the volume flow according to the speed of the machine itself enabling it to adapt the flow condition in a flexible manner despite pressure in the system. Turbo blowers and side channel and radial blowers are dynamic technologies that have the ability to accelerate gas or air through an impeller and transform their kinetic energy at the discharge with some limitation on flexibility.

### Precision and Science Technologies

The Precision and Science Technologies segment designs, manufactures and markets a broad range of niche fluidics solutions for the life sciences, food and beverage, water and wastewater, general manufacturing, chemical processing, clean energy, and other end markets. Key technologies include positive displacement pumps, gas, liquid and precision syringe pumps, automated liquid handling systems and hydrogen refueling stations.

*Positive Displacement (PD) Pumps*

Positive displacement pumps are essential to highly specialized flow applications across many industries. We are a market leader in positive displacement, covering the main technology types including diaphragm, vane, piston, progressive cavity, peristaltic and gear. In the life sciences end-market, our gas and liquid pumps are used for a wide range of applications, such as aspirators, blood analyzers, compression therapy, dialysis machines, gas monitors, ventilators, and scientific instrumentation within in vitro diagnostics and R&D laboratories. In the water and environmental end-market, our pumps and related equipment are used for water treatment in municipal and industrial facilities such as in dosing and sludge transfer. In agriculture, our pumps are used for nutrient and medicine dosing to livestock, plants and medicinals. In the emerging market of hydrogen powered vehicles, we are a leader in refueling stations that utilize our unique heritage in industrial gas compression pumps. Finally in the general industrial end-market, our pumps and accessories serve a broad range of niche applications such as in the handling of abrasive or chemically active fluids as well as gases.

*Controls and Software*

Equipment controls and software are of increasing importance in our flow control applications for both the optimization of current systems as well as to enable the Industrial Internet of Things ("IIOT") evolution. In the agriculture market, we sell controllers and software that monitor and control the main functions within livestock and greenhouse facility operations with the benefit of reducing cost and improving yield. In natural gas pipelines and distribution, we sell monitoring devices connected to cloud-based software for real time monitoring of odor injection pumping systems which enhances safety and reduces costs. Similarly, on our positive displacement progressive cavity sludge pumps, we sell monitoring devices and cloud-based software for real-time pump health and performance monitoring, which prevents costly downtime in water treatment plants as well as in industrial installations.

*Robotics*

Our automated liquid handling products, which includes syringe pumps and accessories, are integrated into large-scale, automated liquid handling systems used within clinical, pharmaceutical and environmental applications. These automated systems provide accurate and efficient dosing, sampling and handling of critical fluids at increasingly ultra-low flow levels, which are required in lab and life science applications.

**Competition**

*Industrial Technologies and Services*

The industrial end-markets we serve are competitive, with an increasing focus on product quality, performance, energy efficiency, customer service and local presence. Although there are several large manufacturers of compression, vacuum and blower products, the marketplace for these products remains highly fragmented due to the wide variety of product technologies, applications and selling channels. Our principal competitors in sales of compression, vacuum and blower products include Atlas Copco, Flowserve, IDEX Corporation and Kaeser Compressors.

*Precision and Science Technologies*

Competition in the markets served by our Precision and Science Technologies segment is primarily based on product quality and performance, as most products must be qualified by the customer for a particular use. Further, there is an increasing demand for more efficient healthcare solutions, which is driving the adoption of premium and high performance systems. Our primary competitors include Dover, Graco, IDEX Corporation, KNF Neuberger, Netzsch, NOV, SPX Flow, Thermo Fisher Scientific, and Watson-Marlow, as well as other regional and local manufacturers.

**Customers and Customer Service**

We consider superior customer service to be one of our primary pillars of future success and view it as being built upon a foundation of critical application expertise, an industry leading range of compressor, pump, vacuum and blower products, a global manufacturing and sales presence and a long-standing reputation for quality and reliability. Intense customer focus is at the center of our vision of becoming the industry's first choice for innovative and application-critical flow creation equipment, services and solutions. We strive to collaborate with our customers and become an essential part of their engineering process by drawing on our deep industry and application engineering experience to develop best-in-class products that are critical to the processes and systems in which they operate.

We have established strong and long-standing customer relationships with numerous industry leaders. We sell our products directly to end-use customers and to certain OEMs, and indirectly through independent distributors and sales representatives.

We use a direct sales force to serve end-use customers and OEMs because these customers typically require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers that purchase through distributors. We have distribution centers and warehouses that stock parts, accessories and certain products to provide adequate and timely availability.

In addition to our direct sales force, we are committed to developing and supporting our global network of distributors and representatives who provide a competitive advantage in the markets and industries we serve. These distributors maintain an inventory of complete units and parts and provide aftermarket services to end-users. While most distributors provide a broad range of products from different suppliers, we view our distributors as exclusive at the product category level (e.g. compressor, vacuum and blower). For example, a distributor may exclusively carry our compressor technologies, and also source additional components of the broader industrial system in which those products operate from other suppliers. Our service personnel and product engineers provide the distributors' service representatives with technical assistance and field training, particularly with respect to installation and repair of equipment. We also provide our distributors with sales and product literature, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Furthermore, we participate in major trade shows and directly market our offerings to generate sales leads and support the distributors' sales personnel.

Our customer base is diverse, and we did not have any customer that individually provided more than 10% of 2023 consolidated revenues.

**Patents, Tradenames, and Other Intellectual Property**

We rely on a combination of intellectual property rights, including patents, tradenames, copyrights, trade secrets and contractual provisions to protect our intellectual property. While in the aggregate our more than 1,800 patents and our tradenames are of considerable importance to the manufacture and marketing of many of our products, we believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent or tradename, and therefore we do not consider any single patent or tradename, group of patents or tradenames, copyright or trade secret to be material to our business as a whole, except for the *Ingersoll Rand* and *Gardner Denver* tradenames. We have registered our tradenames in the countries we deem necessary or in our best interest. We also rely upon trade secret protection for our confidential and proprietary information and techniques, and we routinely enter into confidentiality agreements with our employees as well as our suppliers and other third parties receiving such information.

Pursuant to tradename license agreements, Cooper Industries has exclusive rights to use the *Gardner Denver* tradename for certain power tools and their components, meaning that we are prevented from using this mark in connection with those products.

**Raw Materials and Suppliers**

We purchase a wide variety of raw materials to manufacture our products. Our most significant commodity exposures are to cast iron, aluminum and steel. Additionally, we purchase a large number of motors and, therefore, are also exposed to changes in the price of copper, which is a primary component of motors. Most of our raw materials are generally available from a number of suppliers. We have a limited number of long-term contracts with some suppliers of key components, but we believe that our sources of raw materials and components are reliable and adequate for our needs. In response to recent tightness in the supply chain and in order to improve continuity of supply, for select materials and components, we have expanded our supplier network in areas we have historically sole sourced. We continue to use single sources of supply for certain castings, motors and other select engineered components. A disruption in deliveries from a given supplier could therefore have an adverse effect on our ability to meet commitments to our customers. Nevertheless, we believe that we have appropriately balanced this risk against the cost of maintaining a greater number of suppliers. Moreover, we have sought, and will continue to seek, cost reductions in purchases of materials and supplies by consolidating purchases and pursuing alternate sources of supply.

**Human Capital Management**

Amidst the metrics and milestones, our people play an important role in Ingersoll Rand's success. We aim to develop the talent of our people within a diverse and inclusive environment where we can empower them to be their best. As of December 31, 2023, we had over 18,000 employees, with approximately 6,200 of them working in the United States. Works councils and collective bargaining units represent a significant number of employees outside the United States, while approximately 390 employees in the United States are represented by labor unions. We believe that we maintain satisfactory relations with our employees.

To ensure the effectiveness of our human capital management practices, we evaluate various metrics, including voluntary turnover and engagement. In 2023, the voluntary turnover rate was 12.2% and 8.7% for hourly and salaried employees, respectively. In 2022, the voluntary turnover rate was 13.0% and 10.2% for hourly and salaried employees, respectively.

We highlight employee development and engagement as a standard part of our employee experience. We conduct strategic talent reviews and succession planning annually across our businesses to ensure our employees are well-equipped to face future challenges. We also encourage various backgrounds to help employees broaden their understanding and increase their perspective. Our performance management and development planning processes reinforce the importance of continuous improvement over time.

The process begins in January with setting aligned objectives and areas of development. It is then reviewed formally at mid-year and year-end. We track the completion of each phase through our human resources system to ensure that each employee discusses performance and professional development with their respective manager. Per our competencies, we evaluate performance in terms of what is accomplished through metric achievement and how employees execute.

*Competitive Pay, Benefits and Equity*

Our compensation and benefits philosophy is centered on two key fundamentals: (1) building long-term value for our stockholders, and (2) driving employee engagement and retention. We are committed to providing competitive pay, benefits, and equity that are valuable and meaningful to our employees. We provide a competitive total compensation package with a significant portion designed to foster a culture of ownership. We continue to offer our Ownership Works program to grant equity to all new and acquired employees regardless of level in the organization. It is our goal to foster an environment where employees can think and act like owners.

*Diversity, Equity, and Inclusion*

Ingersoll Rand's Diversity, Equity, and Inclusion ("DEI") commitment for our employees, partners and communities continues to be our focus with a clear vision, measurable goals and specific levers to set the direction of our efforts:

- To be a DEI leader within our industry that mirrors the communities and customers we serve. We will leverage diversity, equity and inclusion to exceed our business goals, attract and retain the best talent, and address today's global challenges.
- To connect to our value of fostering inspired teams, we cultivate diversity, promote equity and pursue a more inclusive culture that strengthens the sense of belonging for all. We expect individuals to uphold these aspirations with humility, integrity, and respect.

At Ingersoll Rand, we are steadfast in our commitment to DEI, and we understand that achieving our objectives requires a continuous focus on talent attraction, retention and engagement and development and advancement. By prioritizing these areas, we are confident in our ability to further advance our DEI commitment and cultivate a workforce that is not only highly skilled but also reflects the rich diversity of our global community.

To solidify a successful execution of our strategy, we established a roadmap prioritizing initiatives through 2025 using our IRX process to build global accountability and timely execution.

In terms of representation, we have two focus areas to strengthen our diversity efforts: (1) individuals in leadership from underrepresented populations in the United States and (2) women in leadership globally. Our current employee base consists of 12.9% underrepresented talent in leadership positions in the U.S. with a 2025 target to increase to 15%. Globally, women in leadership represent 20.1% of our employees, moving towards our stated goal of 21.6% by 2025.

We strive to achieve long-term success by attracting and retaining top-quality, diverse talent, and creating an environment that allows people to reach their full potential. Development, informal learning experiences and formal leadership programs are integral to this process. Our Women's Leadership Development Program ("WLDP") is a program that includes a variety of resources, tools and learning opportunities specifically designed to provide high-performing, talented women across the company with the development and mentorship opportunities necessary to grow their careers at the company. In the two years since its inception, the WLDP has graduated around 100 women from three cohorts from around the world with a 30% promotion rate. Our focus on attracting and retaining an increasing number of women and underrepresented talent in leadership and professional roles is consistent with our work to build a culture of inclusion that is respectful at its core. With the success of our WLDP, we plan to launch a similar program for our underrepresented high-potential talent in 2024.

To increase diverse representation in our global workforce, we are intentional with in the steps we take to attract, interview, and hire candidates from diverse backgrounds. We partner with universities, key industry and professional organizations to recruit early and mid-level talent, including Disability IN, Society of Hispanic Professional Engineer, and Women in Manufacturing.

*Talent Development and Employee Engagement*

Employee development is of utmost importance at Ingersoll Rand. We are dedicated to empowering our team members to reach their full potential by investing in their growth. We provide many development opportunities for early career employees, including global internships, engineering co-ops, and engineering, marketing, and manufacturing career programs.

We continuously strive to enhance our workforce's technical, professional, and leadership capabilities at every level. Our leadership development programs are designed to promote inclusion as a core development principle and a professional skill. We offer skill-based programs to upskill our manufacturing employees to meet the industry's ever-changing demands. We successfully delivered an executive-level program called "Lead Like an Owner" to establish the standard of leadership and build succession at the top of the organization. Additionally, the region introduced several new manager programs to ensure that those new to managing people have the necessary skills and capabilities to succeed. We have customized our recruiting campaigns and on-site benefits in India to attract female employees. To support the development of our employees, we have various resources and programs in place to facilitate their growth and progress. Our offerings align with our values and strategies, reflected in our competencies. We offer instructor-led and online learning content globally. Internal experts provide mentoring programs.

We made significant progress in our employee engagement efforts this year. In August 2023, our Connections Engagement survey achieved an 89% participation rate, resulting in an engagement score of 81. Despite the overall market trend showing a decline in employee engagement in 2023, we maintained our engagement levels throughout the year. Our survey questions scored above the manufacturing benchmark collected by our engagement survey partner, with our essential employee satisfaction measure ranking in the top 10% of manufacturing organizations.

One key aspect of our engagement strategy is making all employees actual company owners. We ensure that all new or acquired employees, like our existing employees, are eligible to receive a restricted stock unit award after one year. This, along with our solid strategy, strong values, and clear expectations, has given us strong engagement and a competitive edge. Our efforts have enabled us to create a strong culture across the globe and achieve recognition and awards, such as winning Great Place to Work in several Latin American countries.

Through our Human Capital Management activities, we reflect our value of "We foster inspired teams." We nurture and celebrate a culture that embraces diverse points of view, backgrounds, and experiences. We are committed to equity in how people are treated and the opportunities available. We know that a workplace cultivating a sense of inclusion, belonging, and respect will develop the most talented and capable employees.

**Environmental Matters**

We are subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and disposal of materials and discharge of materials into the environment. We believe our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area. We have an environmental policy that confirms our commitment to a clean environment and compliance with environmental laws. We have an active environmental management program aimed at complying with existing environmental regulations and reducing the generation of pollutants in the manufacturing processes. We are also subject to laws concerning the cleanup of hazardous substances and wastes, such as the U.S. federal "Superfund" and similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under the "Superfund" or similar state laws. See "Item 3. Legal Proceedings."

**Where You Can Find More Information**

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the internet at the SEC's website at *http://www.sec.gov*. Our SEC filings are also available free of charge on our website at *http://www.irco.com* as soon as reasonably practicable after they are filed with or furnished to the SEC.

We maintain an internet site at *http://www.irco.com*. From time to time, we may use our website as a distribution channel of material company information. Financial and other important information regarding us is routinely accessible through and posted on our website at *www.investors.irco.com*. In addition, you may automatically receive email alerts and other information about us when you enroll your email address by visiting the Email Alerts section at *www.investors.irco.com*. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K.

## ITEM 1A. RISK FACTORS

*The following risk factors as well as the other information included in this Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto should be carefully considered. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.*

### Risks Related to Our Business

***We have exposure to the risks associated with instability in the global economy and financial markets, which may negatively impact our revenues, liquidity, suppliers and customers.***

Our financial performance depends, in large part, on conditions in the markets we serve and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for our products and services resulting from a contraction or uncertainty in the global economy could adversely impact our revenues and profitability.

In addition, we believe that many of our suppliers and customers access global credit markets to provide liquidity, and in some cases, utilize external financing to purchase products or finance operations. If our customers are unable to access credit markets or lack liquidity, it may impact customer demand for our products and services.

Furthermore, our products are sold in many industries, some of which are cyclical and may experience periodic contractions. Cyclical weakness in the industries that we serve could adversely affect demand for our products and affect our profitability and financial performance.

***Information systems failure or disruption, due to cyber terrorism or other actions, may adversely impact our business and result in financial loss to the Company or liability to our customers.***

Our business is highly dependent on financial, accounting and other data-processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If any of these systems fail, whether caused by fire, other natural disaster, power or telecommunications failure, acts of cyber terrorism, war, ransomware or otherwise, or they do not function correctly, we could suffer financial loss, business disruption, liability to our customers, regulatory intervention or damage to our reputation. If our systems are unable to accommodate an increasing volume of transactions, our ability to grow could be limited. Although we have backup systems, procedures and capabilities in place, they may also fail or be inadequate. Further, to the extent that we may have customer information in our databases or access to customer systems through connected devices, any unauthorized disclosure of, or access to, such information, databases or systems could result in an adverse impact to us or our customer including claims under data protection laws and regulations. If any of these risks materialize, our reputation and our ability to conduct our business may be materially adversely affected.

***More than half of our sales and operations are in non-U.S. jurisdictions and we are subject to the economic, political, regulatory and other risks of international operations.***

For the year ended December 31, 2023, 58% of our revenues were from customers in countries outside of the United States. We have manufacturing facilities in Germany, the United Kingdom, China, Italy, India and other countries. We intend to continue to expand our international operations to the extent that suitable opportunities become available. Non-U.S. operations and United States export sales could be adversely affected as a result of: political or economic instability in certain countries; differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights; credit risks; currency fluctuations, in particular, changes in currency exchange rates between the U.S. dollar, Euro, British Pound and the Chinese Renminbi; exchange controls; changes in and uncertainties with respect to tariffs and import/export trade restrictions (including changes in United States trade policy toward other countries, such as the imposition of tariffs and the resulting consequences), as well as other changes in political policy in the United States, China, the U.K. and certain European countries (including the impacts of the U.K.'s withdrawal from the European Union); royalty and tax increases; nationalization of private enterprises, especially in China where we have material operations, supply chain dependencies and hold material cash balances; civil unrest and protests, strikes, acts of terrorism, war or other armed conflict (including the Russia-Ukraine war and the Israel-Hamas conflict); shipping products during times of crisis or war; and other factors inherent in foreign operations.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks associated with our international operations.

***A natural disaster, catastrophe, pandemic, geopolitical tensions or other event could adversely affect our operations.***

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. For example, if one or more of our manufacturing facilities are damaged by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted impacting our ability to produce products and sell products to customers. These interruptions might involve significant damage to, among other things, property, and repairs might take from a week or less for a minor incident to many months for a major interruption. In addition, disruptions in our supply chain due to natural disasters (including but not limited to those as a result of climate change), catastrophes, pandemics (such as COVID-19) or other events could reduce our ability to produce products and satisfy customer demand. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants. Interruptions to our operations and supply chain could also result from pandemic which could adversely impact our workforce or that of our suppliers, causing disruption to the manufacturing process or our supply chain, and last a week or months depending on the severity of the disruption.

***Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or our dependence on particular suppliers of raw materials and component parts could materially and adversely affect our operating results.***

Our primary raw materials, directly and indirectly, are cast iron, aluminum and steel. We also purchase a large number of motors and, therefore, also have exposure to changes in the price of copper, which is a primary component of motors. We have long-term contracts with only a few suppliers of key components. Consequently, we are vulnerable to fluctuations in prices and availability of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price and availability of raw materials. In addition, we use single sources of supply for certain iron castings, motors and other select engineered components that are critical in the manufacturing of our products. We have experienced disruptions to our supply deliveries for raw materials and component parts due to reasons related to the pandemic and other recent economic conditions and may experience further supply disruptions. Any such disruption could have a material adverse effect on our ability to timely meet our commitments to customers and, therefore, our operating results.

***We face competition in the markets we serve, which could materially and adversely affect our operating results.***

We actively compete with many companies producing similar products. Depending on the particular product and application, we experience competition based on a number of factors, including price, quality, performance and availability. We compete against many companies, including divisions of larger companies with greater financial resources than we possess. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which we compete and throughout the global economy as a whole.

In addition, our ability to compete effectively depends on how successfully we anticipate and respond to various competitive factors, including new competitors entering our markets, new products and services that may be introduced by competitors, changes in customer preferences, pricing pressures and new government regulations. If we are unable to anticipate our competitors' development of new products and services, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, we could lose customers to competitors. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

***Shareholder, customer and regulatory agency emphasis on environmental, social, and governance responsibility may impose additional costs on us or expose us to new risks.***

Our shareholders, customers and employees continue to expect a more proactive response to environmental, social, and governance ("ESG") matters. Regulatory agencies may determine that we are not in compliance with environmental laws or regulations. We may incur increased costs and may be exposed to new risks responding to these higher expectations and requirements. The Company has emphasized its commitment to making a positive impact on our shared planet with the announcement of environmental goals with respect to greenhouse gas emissions, renewable energy, water usage and landfill waste. We may face reputational challenges in the event that we are unable to achieve these goals or our ESG standards do not meet those set by certain constituencies. These reputational challenges could have a material adverse effect on our business, financial condition, results of operations and cash flows.

***Acquisitions, including integrating such acquisitions, and dispositions create certain risks and may affect our operating results.***

We have acquired multiple businesses in recent years and will continue to pursue acquisition of businesses or assets in the future. The acquisition and integration of businesses or assets involves a number of risks. The core risks are valuation (negotiating a fair price for the business), integration (managing the process of integrating the acquired company's people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining necessary regulatory or other government approvals that may be necessary to complete acquisitions) and diligence (identifying undisclosed or unknown liabilities or restrictions that will be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including, for example:
- managing geographically separated organizations, systems and facilities;
- integrating personnel with diverse business backgrounds and organizational cultures;
- complying with non-U.S. regulatory requirements;
- fluctuations in currency exchange rates;
- enforcement of intellectual property rights in some non-U.S. countries;
- difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
- general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company's operations could have an adverse effect on our business, results of operations, financial condition or prospects.

Dispositions involve a number of risks and present financial, managerial and operational challenges, including diversion of management attention from running our core businesses, increased expense associated with the dispositions, potential disputes with the customers or suppliers of the disposed businesses, potential disputes with the acquirers of the disposed businesses and a potential dilutive effect on our earnings per share. If dispositions are not completed in a timely manner, there may be a negative effect on our cash flows and/or our ability to execute our strategy. In addition, we may not realize some or all of the anticipated benefits of our dispositions.

***Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.***

We conduct our business in many different currencies. A significant portion of our revenue, 55% for the year ended December 31, 2023, is denominated in currencies other than the U.S. dollar. Accordingly, currency exchange rates, and in particular unfavorable movement in the exchange rates between U.S. dollars and Euros, British Pounds and Chinese Renminbi, affect our operating results. The effects of exchange rate fluctuations on our future operating results are unpredictable because of the number of currencies in which we do business and the potential volatility of exchange rates. We are also subject to the risks of currency controls and devaluations. Although historically not significant, if currency controls were enacted in countries where the Company generates significant cash balances, these controls may limit our ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect our liquidity. Currency devaluations could also negatively affect our operating margins and cash flows.

***If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.***

The markets in which we operate are characterized by changing technologies and introductions of new products and services. Our ability to develop new products based on technological innovation, including those that incorporate artificial intelligence or drive sustainability, energy reduction and the reduction and/or recycling of water in our customers' processes, can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect our competitive position. We may not have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

***Our business could suffer if we experience employee work stoppages, union and work council campaigns or other labor difficulties.***

As of December 31, 2023, we had over 18,000 employees of which approximately 6,200 were located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 390 are represented by labor unions. Although we believe that our relations with employees are satisfactory and have not experienced any material work stoppages, work stoppages have occurred, and may in the future occur, and we may not be successful in negotiating new collective bargaining agreements. In addition, negotiations with our union employees may (1) result in significant increases in our cost of labor, (2) divert management's attention away from operating our business or (3) break down and result in the disruption of our operations. The occurrence of any of the preceding conditions could impair our ability to manufacture our products and result in increased costs and/or decreased operating results.

***Changes in tax or other laws, regulations, or adverse determinations by taxing or other governmental authorities could increase our effective tax rate and cash taxes paid or otherwise affect our financial condition or operating results.***

In 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that affected 2017 and 2018, including, but not limited to (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (2) bonus depreciation that will allow for full expensing of qualified property. The Tax Act also established new tax laws that significantly affected recent and future tax years.

The Organization for Economic Co-operation and Development ("OECD") has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We do not expect Pillar 2 to have a material impact but we continue to monitor the tax law changes surrounding Pillar 2.

While we monitor proposals and other developments that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a going forward basis no matter what action we undertake if certain legislative proposals or regulatory changes are enacted, certain tax treaties are amended and/or our interpretation of applicable tax or other laws is challenged and determined to be incorrect. The inability to realize any anticipated tax benefits related to our operations and corporate structure could have a material adverse impact on our results of operations, financial condition and cash flows. See Note 1 "Summary of Significant Accounting Policies" and Note 16 "Income Taxes" to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information related to our accounting for income tax matters.

Further, the specific future impacts of the Tax Act and Pillar 2 on holders of our common shares are uncertain and could in certain instances be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

***Our success depends on our ability to attract, retain and develop key personnel and other talent throughout the Company.***

Our future success depends on the skills, experience and efforts of our executive management and other key personnel and their ability to provide us with uninterrupted leadership and direction. The failure to retain our executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. Our future success also depends on our ability to attract, retain and develop qualified personnel at all levels of the organization, including skilled labor. The availability of skilled labor needed for the design and production of our products and delivery of services is limited in a number of locations in which we operate, and the competition for talent is robust. A failure to attract, retain and develop new qualified personnel throughout the organization could have an adverse effect on our operations and implementation of our strategic plan.

***The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our results of operations, financial condition or strategic objectives.***

Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials.

We are subject to the risk that we, our employees, our affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which we might be held responsible, particularly as we expand our operations geographically through organic growth and acquisitions. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations, financial condition or strategic objectives.

***Third parties may infringe upon our intellectual property or may claim we have infringed their intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.***

Our success depends in part on the creation, maintenance and protection of our proprietary technology and intellectual property rights. We rely on a combination of patents, tradenames, trade secrets, copyrights, confidentiality provisions, contractual restrictions and licensing arrangements to establish and protect our proprietary rights. Our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes, and may not provide an adequate remedy in the event of breach of such agreements or unauthorized disclosure of such information, and if a competitor lawfully obtains or independently develops our trade secrets, we would have no right to prevent such competitor from using such technology or information to compete with us, either of which could harm our competitive position. Our applications for patent and tradename protection may not be granted, or the claims or scope of such issued patents or registered tradenames may not be sufficiently broad to protect our products. In addition, effective patent, copyright, tradename and trade secret protection may be unavailable or limited for some of our tradenames and patents in some foreign countries. We may be required to spend significant resources to monitor and police our intellectual property rights, and we cannot guarantee that such efforts will be successful in preventing infringement or misappropriation. If we fail to successfully enforce these intellectual property rights, our competitive position could suffer, which could harm our operating results.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our products may be infringing certain patents, tradenames or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific technology or other rights, may be required to redesign or re-engineer a product which may require significant resources, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.

***The loss of, or disruption in, our distribution network could have a negative impact on our abilities to ship products, meet customer demand and otherwise operate our business.***

We sell a significant portion of our products through independent distributors and sales representatives. We rely in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. We conduct all of our shipping through independent third parties. Although we believe that our receiving, shipping and distribution process is efficient and well-positioned to support our operations and strategic plans, we cannot provide assurance that we have anticipated all issues or that events beyond our control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor, consolidation within our distributor network or shipping problems, will not disrupt our distribution network. If complications arise within a segment of our distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact our revenues and costs.

***Our ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as we anticipate, and we may fail to realize the cost savings and increased efficiencies that we expect to result from these actions. Our operating results could be negatively affected by our inability to effectively implement such restructuring plans and other cost savings initiatives.***

We continually seek ways to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of our operations, which from time to time includes restructuring activities. We have implemented significant restructuring activities across our global manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. We incurred restructuring charges of $19.9 million and $29.3 million in the years ended December 31, 2023 and

2022, respectively. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including our inability to effectively eliminate duplicative back office overhead and overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives we are contemplating may require consultation with various employees, labor representatives or regulators, and such consultations may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

Although we have considered the impact of local regulations, negotiations with employee representatives and the related costs associated with our restructuring activities, factors beyond the control of management may affect the timing of these projects and therefore affect when savings will be achieved under the plans. There can be no assurance that we will be able to successfully implement these cost savings initiatives in the time frames contemplated (or at all) or that we will realize the projected benefits of these and other restructuring and cost savings initiatives. If we are unable to implement our cost savings initiatives, our business may be adversely affected. Moreover, our continued implementation of cost savings initiatives may have a material adverse effect on our business, results of operations and financial condition.

In addition, as we consolidate facilities and relocate manufacturing processes to lower-cost regions, our success will depend on our ability to continue to meet customer demand and maintain a high level of quality throughout the transition. Failure to adequately meet customer demand or maintain a high level or quality could have a material adverse effect on our business, results of operations and financial condition.

### Cost overruns, delays, penalties or liquidated damages could negatively impact our results, particularly with respect to fixed-price contracts for custom engineered products.

A portion of our revenues and earnings is generated through fixed-price contracts for custom engineered products. Certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of our custom engineered product contracts are at a fixed price, we face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

### Our operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of our customer base.

The loss or reduction of significant contracts with any of our key customers could result in a material decrease of our future profitability and cash flows. In addition, the consolidation or vertical integration of key customers may result in the loss of certain customer contracts or impact demand or competition for our products. Any changes in such customers' purchasing practices, or decline in such customers' financial condition, may have a material adverse impact on our business, results of operations and financial condition. Some of our customers are significantly larger than we are, have greater financial and other resources and also have the ability to purchase products from our competitors. As a result of their size and position in the marketplace, some of our customers have significant purchasing leverage and could cause us to materially reduce the price of our products, which could have a material adverse effect on our revenue and profitability. We are unable to predict what effect consolidation in our customers' industries could have on prices, capital spending by customers, selling strategies, competitive position, our ability to retain customers or our ability to negotiate favorable agreements with customers.

### Credit and counterparty risks could harm our business.

The financial condition of our customers could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers as a result of an adverse economic event or other market factors may lead to cancellation or delay of orders. Our customers may suffer financial difficulties that make them unable to pay for a product or solution when payments become due, or they may decide not to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. Although historically not material, we cannot be certain that, in the future, expenses or losses for uncollectible amounts will not have a material adverse effect on our revenues, earnings and cash flows.

### We are a defendant in certain asbestos and silica-related personal injury lawsuits, which could adversely affect our financial condition.

We have been named as a defendant in many asbestos and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically we are one of approximately 25 or more named defendants. We believe that, given our financial reserves and anticipated insurance recoveries, the pending and potential future lawsuits are not likely to have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case, or other inability to collect from our historical insurers or indemnitors, could cause a different outcome. In addition, even if any damages payable by us in any individual lawsuit are not material, the aggregate damages and related defense costs could be material and could materially adversely affect our financial condition if we were to receive an adverse judgment in a number of these lawsuits. Accordingly, the resolution of pending or future lawsuits may have a material adverse effect on our consolidated financial position, results of operations or liquidity. See Note 21 "Contingencies" to our audited consolidated financial statements included elsewhere in this Form 10-K.

***The nature of our products creates the possibility of significant product liability and warranty claims, which could harm our business.***

Customers use some of our products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, our products are integral to the production process for some end-users and any failure of our products could result in a suspension of operations. Although we maintain quality controls and procedures, we cannot be certain that our products will be completely free from defects. We maintain amounts and types of insurance coverage that we believe are currently adequate and consistent with normal industry practice for a company of our relative size, and we limit our liability by contract wherever possible. However, we cannot guarantee that insurance will be available or adequate to cover all liabilities incurred. We also may not be able to maintain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been or are being used.

***A significant portion of our assets consists of goodwill and other intangible assets, the value of which may be reduced if we determine that those assets are impaired.***

We have substantial goodwill as a result of past acquisitions. As of December 31, 2023, the net carrying value of goodwill and other intangible assets, net represented $10.2 billion, or 66%, of our total assets. Goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Impairments, if any, could have a material adverse effect to our consolidated financial position or results of operations. See Note 9 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken.

***Environmental compliance costs and liabilities could adversely affect our financial condition.***

Our operations and properties are subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, we can be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or put into effect operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases.

We use and generate hazardous substances and waste in our manufacturing operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under U.S. federal "Superfund" or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. A liability on our balance sheet reflects costs that are probable and estimable for our projected financial obligations relating to these matters. If we have underestimated our remaining financial obligations, we may face greater exposure that could have an adverse effect on our financial condition, results of operations or liquidity.

We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

***We face risks associated with our pension and other postretirement benefit obligations.***

We have both funded and unfunded pension and other postretirement benefit plans worldwide. As of December 31, 2023, our projected benefit obligations under our pension and other postretirement benefit plans exceeded the fair value of plan assets by $150.8 million ("unfunded status"). Estimates for the amount and timing of the future funding obligations of these benefit plans are based on various assumptions. These assumptions include discount rates, rates of compensation increases, expected long-term rates of return on plan assets and expected healthcare cost trend rates. If our assumptions prove incorrect, our funding obligations may increase, which may have a material adverse effect on our financial results.

We have invested the plan assets of our funded benefit plans in various equity and debt securities. A deterioration in the value of plan assets could cause the unfunded status of these benefit plans to increase, thereby increasing our obligation to make additional contributions to these plans. An obligation to make contributions to our benefit plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition and liquidity.

**Risks Related to Our Indebtedness**

***Our indebtedness could have important adverse consequences and adversely affect our financial condition.***

We have a significant amount of indebtedness. As of December 31, 2023, we had total indebtedness of $2,723.6 million, and we had availability under the Revolving Credit Facility of $2,000 million. Our level of debt could have adverse consequences, including: making it more difficult for us to satisfy our obligations with respect to our debt; limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing our vulnerability to adverse changes in general economic, industry and competitive conditions; exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest; limiting our flexibility in planning for and reacting to changes in the industries in which we compete; placing us at a disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and hampering our ability to execute on our growth strategy. For a complete description of the Company's credit facilities and Senior Notes and definitions of capitalized terms used in this section, see Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K.

***We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.***

Our ability to make scheduled payments on, or refinance, our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under "Risks Related to Our Business" above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our debt, we will be in default and the lenders under the Revolving Credit Facility could terminate their commitments to loan money, and our secured lenders (including the lenders under the Senior Secured Credit Facilities) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

***Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition.***

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the credit agreement governing the Senior Secured Credit Facilities contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. In addition, we can increase the borrowing availability under the Senior Secured Credit Facilities by up to $1,600.0 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified senior secured leverage ratio. We also can incur additional secured indebtedness under the Senior Secured Credit Facilities if certain specified conditions are met under the credit agreement governing the Senior Secured Credit Facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify. For a complete description of the Company's credit facilities and definitions of capitalized terms used in this section, see Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K.

*The terms of the credit agreement governing the Senior Secured Credit Facilities (as amended, the "Credit Agreement") may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.*

The credit agreement governing the Senior Secured Credit Facilities contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our best interest, including restrictions on our ability to: incur additional indebtedness and guarantee indebtedness; pay dividends, make other distributions in respect of, or repurchase or redeem capital stock; prepay, redeem or repurchase certain debt; make loans, investments and other restricted payments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting our subsidiaries' ability to pay dividends; consolidate, merge or sell all or substantially all of our assets; make needed capital expenditures; make strategic acquisitions, investments or enter into joint ventures; plan for or react to market conditions or otherwise execute our business strategies; and engage in business activities, including future opportunities, that may be in our interest.

A breach of the covenants under the credit agreement governing the Senior Secured Credit Facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt principal and/or related interest payments and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our Senior Secured Credit Facilities would permit the lenders under our Revolving Credit Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Senior Secured Credit Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings and/or interest, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

*Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.*

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

*We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.*

We may enter into pay-fixed interest rate swap instruments from time to time to limit our exposure to changes in variable interest rates. Such instruments will result in economic losses should interest rates not rise above the pay-fixed interest rate in the derivative contracts. We will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps. See Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K.

*If the financial institutions that are part of the syndicate of our Revolving Credit Facility (as defined herein) fail to extend credit under our Revolving Credit Facility, our liquidity and results of operations may be adversely affected.*

We have access to capital through our Revolving Credit Facility, which is part of our Senior Secured Credit Facilities. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

The Company has implemented controls based on the National Institute of Standards and Technology Cybersecurity Framework (the "NIST CSF") and the Sarbanes-Oxley Act of 2002. Our Information Technology organization is led by the Chief Information Officer ("CIO") who is responsible for cybersecurity risk management. The Audit Committee is tasked with oversight of our overall enterprise risk management program, including cybersecurity, and receives recurring cybersecurity updates throughout the year with one full cybersecurity report to the Board of Directors. Directors with experience in cybersecurity and technology play crucial oversight roles for our digital and cybersecurity strategies.

Our cybersecurity program is overseen by the Company's Chief Information Security Officer ("CISO") and is designed to protect and preserve the confidentiality, integrity and availability of our information technology assets. Risks and controls are monitored by the CISO and CIO and their evaluation of our overall program drives the nature and scope of our cybersecurity investments. Our CISO reports directly to the CIO and has 20 years of IT experience including leadership roles at various companies with enterprise responsibility for IT audit, IT infrastructure, and cybersecurity. The CISO reports to the Audit Committee on the effectiveness of the Company's cybersecurity program controls aligned to the NIST CSF framework. We periodically engage external subject matter experts who provide independent qualitative and quantitative assessments of the cybersecurity program maturity and response readiness. We also use processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems. In addition, the Company leverages a monthly cybersecurity awareness training program for all employees that is further reinforced through frequent phishing simulations.

Quarterly updates are provided by the CISO to the Cybersecurity Governance Committee comprised of cross functional senior management regarding the effectiveness of cybersecurity program and its ability to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Cybersecurity Governance Committee is responsible for monitoring and coordinating enterprise cybersecurity policy and strategy, and for providing guidance to key management and oversight bodies. Our cybersecurity program includes a risk-based incident response plan that provides a documented framework for handling incidents including coordination across multiple parts of the Company.

For a discussion of the risks and uncertainties that cybersecurity incidents may have on us, see "Risk Factors: Information systems failure or disruption, due to cyber terrorism or other actions, may adversely impact our business and result in financial loss to the Company or liability to our customers" in this Form 10-K.

## ITEM 2. PROPERTIES

Our corporate headquarters is a leased facility located at 525 Harbour Place Drive, Davidson, North Carolina 28036. The number of significant properties used by each of our segments is summarized by segment, type and geographic location in the tables below.

| | Type of Significant Property | | |
| --- | --- | --- | --- |
| | **Manufacturing** | **Sales, Service and Warehouse** | **Total** |
| **Industrial Technologies and Services** | | | |
| Americas | 17 | 43 | 60 |
| EMEIA[1] | 24 | 13 | 37 |
| APAC[2] | 8 | 6 | 14 |
| **Industrial Technologies and Services Total** | **49** | **62** | **111** |
| | | | |
| **Precision and Science Technologies** | | | |
| Americas | 7 | 5 | 12 |
| EMEIA[1] | 8 | 1 | 9 |
| APAC[2] | 3 | 1 | 4 |
| **Precision and Science Technologies Total** | **18** | **7** | **25** |
| | | | |
| **Total (All Segments)** | | | |
| Americas | 24 | 48 | 72 |
| EMEIA[1] | 32 | 14 | 46 |
| APAC[2] | 11 | 7 | 18 |
| **Company Total** | **67** | **69** | **136** |

(1) Europe, Middle East, India and Africa ("EMEIA")
(2) Asia Pacific ("APAC")

Of the 136 significant properties included in the above table, 84 of the properties are leased and 52 of the properties are owned. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

## ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. For a detailed discussion of certain of these proceedings, lawsuits and administrative actions, see Note 21, "Contingencies" to our audited consolidated financial statements included elsewhere in this Form 10-K.

## ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

**PART II**

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information**

Our Common Stock, $0.01 par value per share, trades on the New York Stock Exchange ("NYSE") under the symbol "IR." As of January 31, 2024, there were 2,293 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers, and other financial institutions.

**Dividend Policy**

We declared and paid dividends of $0.08 per share to the holders of our common stock in the years ended December 31, 2023 and 2022. Any future dividends will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that our board of directors deem relevant.

**Company Purchases**

The following table contains detail related to the repurchase of our common stock based on the date of trade during the quarter ended December 31, 2023.

| 2023 Fourth Quarter Months | Total Number of Shares Purchased[1] | Average Price Paid Per Share[2] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3] | Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[3] |
|---|---|---|---|---|
| October 1, 2023 - October 31, 2023 | — | $ — | — | $ 373,033,155 |
| November 1, 2023 - November 30, 2023 | 1,291,969 | $ 68.79 | 1,291,969 | $ 271,179,630 |
| December 1, 2023 - December 31, 2023 | 575,725 | $ 71.49 | 575,725 | $ 243,033,169 |
| | 1,867,694 | | 1,867,694 | |

(1) Typically includes shares of common stock surrendered to us to satisfy tax withholding obligations in connection with the vesting of certain restricted stock units. There were no such shares surrendered during the quarter ended December 31, 2023.
(2) The average price paid per share includes brokerage commissions.
(3) On August 24, 2021, our Board of Directors approved a share repurchase program which authorized the repurchase of up to $750.0 million of the Company's outstanding common stock. The authorization does not have any expiration date.

## ITEM 6. [Reserved]

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains management's discussion and analysis of our financial condition and results of operations and should be read together with our audited consolidated financial statements and related notes to our consolidated financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under the "Special Note Regarding Forward-Looking Statements," "Item 1A. Risk Factors" and elsewhere in this Form 10-K.

**Executive Overview**

*Our Company*

Ingersoll Rand is a global market leader with a broad range of innovative and mission-critical air, fluid, clean energy and medical technologies, providing services and solutions to increase industrial productivity and efficiency. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, when combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Ingersoll Rand, Gardner Denver, Nash, CompAir, Thomas, Milton Roy, Seepex, Elmo Rietschle, ARO, Robuschi, Emco Wheaton and Runtech Systems, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service.

These attributes, along with over 160 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in all major geographic markets and our diverse customer base utilizes our products across a wide array of end-markets that have favorable near- and long-term growth prospects, including industrial manufacturing, clean energy, transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products and services typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with over 60 key manufacturing facilities, and over 40 complementary service and repair centers across six continents and over 18,000 employees worldwide as of December 31, 2023.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 35.8% of total Company revenue in 2023.

## Components of Our Revenue and Expenses

### Revenues

We generate revenue from sales of original equipment and associated aftermarket parts, consumables and services. We sell our products and deliver services both directly to end-users and through independent distribution channels, depending on the product line and geography. Revenue derived from short duration contracts is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or as services are performed. Certain contracts involve significant design engineering unique to customer specifications, and depending upon the contractual terms, revenue is recognized either over the duration of the contract or at contract completion when equipment is delivered to the customer.

### Expenses

#### Cost of Sales

Cost of sales includes the costs we incur, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represent the majority of costs of sales, with steel, aluminum, copper and partially finished castings representing our most significant material inputs. Stock-based compensation expense for employees associated with the manufacture of products or delivery of services to customers is included in cost of sales. We have instituted a global sourcing strategy to take advantage of coordinated purchasing opportunities of key materials across our manufacturing plant locations.

Cost of sales for services includes the direct costs we incur, including direct labor, parts and other overhead costs including depreciation of equipment and facilities, to deliver repair, maintenance and other field services to our customers.

#### Selling and Administrative Expenses

Selling and administrative expenses consist of (i) salaries and other employee-related expenses for our selling and administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) facility operating expenses for selling and administrative activities, including office rent, maintenance, depreciation and insurance; (iii) marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iv) research and development expenditures; (v) professional and consultant fees; (vi) employee related stock-based compensation for our selling and administrative functions and (vii) other miscellaneous expenses. Certain corporate expenses, including those related to our shared service centers in the United States and Europe, that directly benefit our businesses are allocated to our business segments. Certain corporate administrative expenses, including corporate executive compensation, treasury, certain information technology, internal audit and tax compliance, are not allocated to the business segments.

#### Amortization of Intangible Assets

Amortization of intangible assets includes the periodic amortization of intangible assets, including customer relationships, tradenames, developed technology, backlog and internal-use software.

*Other Operating Expense, Net*

Other operating expense, net includes foreign currency transaction gains and losses, net, restructuring charges, acquisition and other transaction related expenses and non-cash charges, losses and gains on asset disposals and other miscellaneous operating expenses.

*Provision (Benefit) for Income Taxes*

The provision or benefit for income taxes includes U.S. federal, state and local income taxes and all non-U.S. income taxes. We are subject to income tax in 49 jurisdictions outside of the United States. Because we conduct operations on a global basis, our effective tax rate depends, and will continue to depend, on the geographic distribution of our pre-tax earnings among several different taxing jurisdictions. Our effective tax rate can also vary based on changes in the tax rates of the different jurisdictions, the availability of tax credits and non-deductible items.

## Items Affecting our Reported Results

### General Economic Conditions and Capital Spending in the Industries We Serve

Our financial results closely follow changes in the industries and end-markets we serve. Demand for most of our products depends on the level of new capital investment and planned and unplanned maintenance expenditures by our customers. The level of capital expenditures depends, in turn, on the general economic conditions as well as access to capital at reasonable cost. In particular, demand for our Industrial Technologies and Services products generally correlates with the rate of total industrial capacity utilization and the rate of change of industrial production. Capacity utilization rates above 80% have historically indicated a strong demand environment for industrial equipment. In our Industrial Technologies and Services segment, overall economic growth and industrial production, as well as secular trends, impact demand for our products. In certain businesses of our Precision and Science Technologies segment, we expect demand for our products to be driven by favorable trends, including the growth in healthcare spend and expansion of healthcare systems due to an aging population requiring medical care and increased investment in health solutions and safety infrastructures in emerging economies. Over longer time periods, we believe that demand for all of our products also tends to follow economic growth patterns indicated by the rates of change in the GDP around the world, as augmented by secular trends in each segment. Our ability to grow and our financial performance will also be affected by our ability to address a variety of challenges and opportunities that are a consequence of our global operations, including efficiently utilizing our global sales, manufacturing and distribution capabilities and engineering innovative new product applications for end-users in a variety of geographic markets.

### Foreign Currency Fluctuations

A significant portion of our revenues, 55% for the year ended December 31, 2023, was denominated in currencies other than the U.S. dollar. Because much of our manufacturing facilities and labor force costs are outside of the United States, a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates can therefore impact our results of operations and are quantified when significant to our discussion.

## Factors Affecting the Comparability of our Results of Operations

Certain factors affecting the comparability of our current and historical results of operations are summarized below.

### Acquisitions

Part of our strategy for growth is to acquire complementary businesses that provide access to new technologies or geographies or expand our offerings. While acquisitions, as discussed further in Note 4, are not individually significant or significant in the aggregate, they may be relevant when comparing our results from period to period.

See Note 4 "Acquisitions" to our audited consolidated financial statements included elsewhere in this Form 10-K for further discussion of these acquisitions.

## How We Assess the Performance of Our Business

We manage operations through the two business segments described above. In addition to our consolidated GAAP financial measures, we review various non-GAAP financial measures, including Adjusted EBITDA, Adjusted Net Income and Free Cash Flow.

We believe Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions.

We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Included in our discussion of our consolidated and segment results below are changes in revenues and Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency revenues and Adjusted EBITDA as total revenues and Adjusted EBITDA excluding the impact of foreign exchange rate movements and use it to determine the Constant Currency revenue and Adjusted EBITDA growth on a year-over-year basis. Constant Currency revenues and Adjusted EBITDA are calculated by translating current period revenues and Adjusted EBITDA using corresponding prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a Constant Currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

For further information regarding these measures, see "Non-GAAP Financial Measures" below.

**Results of Continuing Operations**

Consolidated results should be read in conjunction with segment results and the Segment Information notes to our audited consolidated financial statements included elsewhere in this Form 10-K, which provide more detailed discussions concerning certain components of our consolidated statements of operations. All intercompany accounts and transactions have been eliminated within the consolidated results.

This section discusses our results of continuing operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022. For a discussion and analysis of the year ended December 31, 2022, compared to the same in 2021, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 21, 2023.

*Consolidated Results of Operations for the Years Ended December 31, 2023 and 2022*

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **Consolidated Statements of Operations** | | |
| Revenues | $ 6,876.1 | $ 5,916.3 |
| Cost of sales | 3,993.9 | 3,590.7 |
| Gross Profit | 2,882.2 | 2,325.6 |
| Selling and administrative expenses | 1,272.7 | 1,095.8 |
| Amortization of intangible assets | 367.5 | 347.6 |
| Other operating expense, net | 77.7 | 64.9 |
| Operating Income | 1,164.3 | 817.3 |
| Interest expense | 156.7 | 103.2 |
| Loss on extinguishment of debt | 13.5 | 1.1 |
| Other income, net | (37.0) | (29.2) |
| Income Before Income Taxes | 1,031.1 | 742.2 |
| Provision for income taxes | 240.0 | 149.6 |
| Income (loss) on equity method investments | (6.0) | 0.7 |
| Income from Continuing Operations | 785.1 | 593.3 |
| Income from discontinued operations, net of tax | — | 15.2 |
| Net Income | 785.1 | 608.5 |
| Less: Net income attributable to noncontrolling interests | 6.4 | 3.8 |
| Net Income Attributable to Ingersoll Rand Inc. | $ 778.7 | $ 604.7 |
| | | |
| **Percentage of Revenues** | | |
| Gross profit | 41.9 % | 39.3 % |
| Selling and administrative expenses | 18.5 % | 18.5 % |
| Operating income | 16.9 % | 13.8 % |
| Income from continuing operations | 11.4 % | 10.0 % |
| Adjusted EBITDA[1] | 26.0 % | 24.3 % |
| | | |
| **Other Financial Data** | | |
| Adjusted EBITDA[1] | $ 1,786.8 | $ 1,434.8 |
| Adjusted net income[1] | 1,215.8 | 971.7 |
| Cash flows - operating activities | 1,377.4 | 865.4 |
| Cash flows - investing activities | (1,060.5) | (337.3) |
| Cash flows - financing activities | (337.5) | (954.0) |
| Free cash flow[1] | 1,272.0 | 770.8 |

(1) See "Non-GAAP Financial Measures" below for a reconciliation to the most directly comparable GAAP measure.

*Revenues*

Revenues for 2023 were $6,876.1 million, an increase of $959.8 million, or 16.2%, compared to $5,916.3 million in 2022. The increase in revenues was primarily due to higher pricing of $397.0 million, acquisitions of $375.1 million, and higher organic volumes of $213.3 million, partially offset by unfavorable impact of foreign currencies of $25.6 million. The percentage of consolidated revenues derived from aftermarket parts and services was 35.8% in 2023 compared to 35.2% in 2022.

*Gross Profit*

Gross profit in 2023 was $2,882.2 million, an increase of $556.6 million, or 23.9%, compared to $2,325.6 million in 2022, and as a percentage of revenues was 41.9% in 2023 and 39.3% in 2022. The increase in gross profit is primarily due to higher pricing, acquisitions, and higher organic volumes discussed above. The increase in gross profit as a percentage of revenues is primarily due to the benefits of pricing changes in excess of inflation in material and labor costs.

*Selling and Administrative Expenses*

Selling and administrative expenses were $1,272.7 million in 2023, an increase of $176.9 million, or 16.1%, compared to $1,095.8 million in 2022. The increase in selling and administrative expenses was mainly from businesses acquired in the second half of 2022 and in 2023, as well as higher incentive compensation expense. Selling and administrative expenses as a percentage of revenues was 18.5% in both 2023 and 2022.

*Amortization of Intangible Assets*

Amortization of intangible assets was $367.5 million in 2023, an increase of $19.9 million compared to $347.6 million in 2022. The increase was primarily attributable to amortization of intangible assets recognized for acquisitions completed in 2023, most notably the Air Treatment and Roots acquisitions.

*Other Operating Expense, Net*

Other operating expense, net was $77.7 million in 2023, an increase of $12.8 million compared to $64.9 million in 2022. The increase was primarily due to higher acquisition and other transaction related expenses of $13.5 million and higher foreign currency transaction losses, net of $11.0 million, partially offset by lower restructuring charges of $9.4 million.

*Interest Expense*

Interest expense was $156.7 million in 2023, an increase of $53.5 million, compared to $103.2 million in 2022. The increase was primarily due to an increase in the weighted-average interest rate of variable rate indebtedness, partially offset by the interest rate derivative contracts discussed in Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our consolidated financial statements included elsewhere in this Form 10-K. The weighted average interest rate, including the impact of the interest rate derivative contracts, was approximately 5.3% in 2023 and 3.2% in 2022.

*Loss on Extinguishment of Debt*

Loss on extinguishment of debt was $13.5 million in 2023, which was primarily related to the partial payoff of the Dollar Term Loan B. Loss on extinguishment of debt was $1.1 million in 2022, which was related to the payoff of the Euro Term Loan. See Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

*Other Income, Net*

Other income, net, was $37.0 million in 2023, an increase of $7.8 million compared to $29.2 million in 2022. The increase was primarily due to an increase in interest income from holdings of cash and cash equivalents.

*Provision (Benefit) for Income Taxes*

The provision for income taxes was $240.0 million resulting in a 23.3% effective tax rate in 2023 compared to a provision for income taxes of $149.6 million resulting in a 20.2% effective tax provision rate in 2022. The increase in the tax provision and the change in the effective tax rate is primarily due to an increase in the pre-tax book income in jurisdictions with higher effective tax rates combined with lower earnings in jurisdictions with lower tax rates. In addition, there was an increase in valuation allowance against interest carried forward and a change in tax law guidance causing additional increases in tax cost.

*Net Income*

Net income was $785.1 million in 2023, an increase of $176.6 million compared to $608.5 million in 2022. The increase in net income was primarily due to higher gross profit on increased revenues, partially offset by higher selling and administrative expenses, higher provision for income taxes, and higher interest expense.

*Adjusted EBITDA*

Adjusted EBITDA increased $352.0 million to $1,786.8 million in 2023 compared to $1,434.8 million in 2022. Adjusted EBITDA as a percentage of revenues increased 170 basis points to 26.0% in 2023 from 24.3% in 2022. The increase in Adjusted EBITDA was primarily due to higher pricing of $397.0 million and higher organic sales volume of $79.3 million, partially offset by higher selling and administrative costs of $115.3 million, unfavorable cost inflation and product mix of $88.5 million, and the unfavorable impact of foreign currencies of $9.4 million. The increase in Adjusted EBITDA as a percentage of revenues is primarily attributable to higher pricing and volume, partially offset by unfavorable cost inflation and product mix.

*Adjusted Net Income*

Adjusted Net Income increased $244.1 million to $1,215.8 million in 2023 compared to $971.7 million in 2022. The increase was primarily due to increased Adjusted EBITDA, partially offset by higher income tax provision, as adjusted and higher interest expense.

**Non-GAAP Financial Measures**

Set forth below are reconciliations of Net Income to Adjusted EBITDA and Adjusted Net Income and Cash flows from operating activities to Free Cash Flow. For additional information regarding Adjusted EBITDA and Adjusted Net Income, see "How We Assess the Performance of Our Business" above.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Net Income** | $ 785.1 | $ 608.5 |
| Less: Income from discontinued operations | — | 0.5 |
| Less: Income tax benefit from discontinued operations | — | 14.7 |
| Income from continuing operations, net of tax | 785.1 | 593.3 |
| Plus: | | |
| Interest expense | 156.7 | 103.2 |
| Provision for income taxes | 240.0 | 149.6 |
| Depreciation expense[a] | 87.9 | 81.8 |
| Amortization expense[b] | 367.5 | 347.6 |
| Restructuring and related business transformation costs[c] | 22.9 | 32.3 |
| Acquisition related expenses and non-cash charges[d] | 63.9 | 40.7 |
| Stock-based compensation[e] | 51.9 | 85.6 |
| Foreign currency transaction losses (gains), net | 5.1 | (5.9) |
| Loss (income) on equity method investments | 6.0 | (0.7) |
| Loss on extinguishment of debt | 13.5 | 1.1 |
| Adjustments to LIFO inventories | 12.0 | 36.1 |
| Cybersecurity incident costs | 2.3 | — |
| Gain on settlement of post-acquisition contingencies | — | (6.2) |
| Other adjustments[f] | (28.0) | (23.7) |
| **Adjusted EBITDA** | $ 1,786.8 | $ 1,434.8 |
| Minus: | | |
| Interest expense | $ 156.7 | $ 103.2 |
| Income tax provision, as adjusted[g] | 345.2 | 267.3 |
| Depreciation expense | 87.9 | 81.8 |
| Amortization of non-acquisition related intangible assets | 10.0 | 18.8 |
| Interest income on cash and cash equivalents | (28.8) | (8.0) |
| **Adjusted Net Income** | $ 1,215.8 | $ 971.7 |
| | | |
| **Free Cash Flow from Continuing Operations:** | | |
| Cash flows from operating activities from continuing operations | $ 1,377.4 | $ 865.4 |
| Minus: | | |
| Capital expenditures | 105.4 | 94.6 |
| **Free Cash Flow from Continuing Operations** | $ 1,272.0 | $ 770.8 |

(a) Depreciation expense excludes $3.7 million and $3.4 million of depreciation of rental equipment for the years ended December 31, 2023 and 2022, respectively.

(b) Represents $357.5 million and $328.8 million of amortization of intangible assets arising from acquisitions (customer relationships, technology, tradenames and backlog) and $10.0 million and $18.8 million of amortization of non-acquisition related intangible assets, in each case for the years ended December 31, 2023 and 2022, respectively.

(c) Restructuring and related business transformation costs consisted of the following.

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Restructuring charges | $ 19.9 | $ 29.3 |
| Facility reorganization, relocation and other costs | 3.0 | 3.0 |
| **Total restructuring and related business transformation costs** | $ 22.9 | $ 32.3 |

(d) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.

(e) Represents stock-based compensation expense recognized for the year ended December 31, 2022 of $78.9 million and associated employer taxes of $6.7 million.

(f) Includes (i) effects of the amortization of prior service costs and amortization of losses in pension and other postemployment ("OPEB") expense, (ii) interest income on cash and cash equivalents and (iii) other miscellaneous adjustments.

(g) Represents our income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of applicable discrete tax items. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory tax rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in tax laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances.

The income tax provision, as adjusted for each of the periods presented below consists of the following.

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| **Provision (benefit) for income taxes** | $ 240.0 | $ 149.6 |
| Tax impact of pre-tax income adjustments | 111.1 | 107.3 |
| Discrete tax items | (5.9) | 10.4 |
| **Income tax provision, as adjusted** | $ 345.2 | $ 267.3 |

## Segment Results

We report our business into two segments: Industrial Technologies and Services and Precision and Science Technologies. Our Corporate operations (as described below) are not discussed separately as any results that had a significant impact on operating results are included in the consolidated results discussion above.

We evaluate the performance of our segments based on Segment Revenues and Segment Adjusted EBITDA. Segment Adjusted EBITDA is indicative of operational performance and ongoing profitability. Our management closely monitors Segment Adjusted EBITDA to evaluate past performance and identify actions required to improve profitability.

The segment measurements provided to, and evaluated by, the Chief Operating Decision Maker ("CODM") are described in Note 23 "Segment Information" to our audited consolidated financial statements included elsewhere in this Form 10-K.

Included in our discussion of our segment results below are changes in Segment Revenues and Segment Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency as changes in Segment Revenues and Segment Adjusted EBITDA excluding the impact of foreign exchange rate movements. We use these measures to determine the Constant Currency Segment Revenues and Segment Adjusted EBITDA growth on a year-on-year basis. Constant Currency Segment Revenues and Segment Adjusted EBITDA are calculated by translating current period Segment Revenues and Segment Adjusted EBITDA using prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

### Segment Results for Years Ended December 31, 2023 and 2022

The following tables display Segment Orders, Segment Revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin (Segment Adjusted EBITDA as a percentage of Segment Revenues) for each of our Segments.

*Industrial Technologies and Services Segment Results*

| | | Years Ended December 31, | | Percent Change |
| | | 2023 | 2022 | 2023 vs. 2022 |
| --- | --- | --- | --- | --- |
| Segment Orders | $ | 5,618.9 | $ 5,120.1 | 9.7 % |
| Segment Revenues | $ | 5,632.8 | $ 4,705.1 | 19.7 % |
| Segment Adjusted EBITDA | $ | 1,587.3 | $ 1,214.0 | 30.7 % |
| Segment Adjusted EBITDA Margin | | 28.2 % | 25.8 % | 240 bps |

2023 vs. 2022

Segment Orders for 2023 were $5,618.9 million, an increase of $498.8 million, or 9.7%, compared to $5,120.1 million in 2022. The increase in Segment Orders was primarily due to acquisitions of $363.6 million or 7.1% and organic growth of $171.3 million or 3.3%, partially offset by the unfavorable impact of foreign currencies of $36.1 million or 0.7%.

Segment Revenues for 2023 were $5,632.8 million, an increase of $927.7 million, or 19.7%, compared to $4,705.1 million in 2022. The increase in Segment Revenues was primarily due to acquisitions of $355.3 million or 7.6%, higher pricing of $309.3 million or 6.6%, and higher organic sales volumes of $287.7 million or 6.1%, partially offset by the unfavorable impact of foreign currencies of $24.6 million or 0.5%. The percentage of Segment Revenues derived from aftermarket parts and service was 39.2% in 2023 compared to 39.4% in 2022.

Segment Adjusted EBITDA in 2023 was $1,587.3 million, an increase of $373.3 million, or 30.7%, from $1,214.0 million in 2022. Segment Adjusted EBITDA Margin increased 240 bps to 28.2% from 25.8% in 2022. The increase in Segment Adjusted EBITDA was primarily due to higher pricing of $309.3 million or 25.5%, higher organic sales volumes of $112.6 million or 9.3%, and acquisitions of $78.6 million or 6.5%, partially offset by higher selling and administrative expenses of $61.6 million or 5.1%, unfavorable cost inflation and product mix of $57.2 million or 4.7%, and the unfavorable impact of foreign currencies of $7.9 million or 0.7%.

*Precision and Science Technologies Segment Results*

| | | Years Ended December 31, | | Percent Change |
| | | 2023 | 2022 | 2023 vs. 2022 |
| --- | --- | --- | --- | --- |
| Segment Orders | $ | 1,203.5 | $ 1,247.5 | (3.5)% |
| Segment Revenues | $ | 1,243.3 | $ 1,211.2 | 2.7 % |
| Segment Adjusted EBITDA | $ | 372.8 | $ 347.5 | 7.3 % |
| Segment Adjusted EBITDA Margin | | 30.0 % | 28.7 % | 130 bps |

2023 vs. 2022

Segment Orders for 2023 were $1,203.5 million, a decrease of $44.0 million, or 3.5%, compared to $1,247.5 in 2022. The decrease in Segment Orders was primarily due to lower organic orders of $61.2 million or 4.9% and the unfavorable impact of foreign currencies of $3.1 million or 0.2%, partially offset by acquisitions of $20.3 million or 1.6%.

Segment Revenues for 2023 were $1,243.3 million, an increase of $32.1 million, or 2.7%, compared to $1,211.2 million in 2022. The increase in Segment Revenues was primarily due to higher pricing of $87.7 million or 7.2% and acquisitions of $19.8 million or 1.6%, partially offset by lower organic volumes of $74.4 million or 6.1% and the unfavorable impact of foreign currencies of $1.0 million or 0.1%. The percentage of Segment Revenues derived from aftermarket parts and service was 20.3% in 2023 compared to 19.1% in 2022.

Segment Adjusted EBITDA in 2023 was $372.8 million, an increase of $25.3 million, or 7.3%, from $347.5 million in 2022. Segment Adjusted EBITDA Margin increased 130 bps to 30.0% from 28.7% in 2022. The increase in Segment Adjusted EBITDA was due primarily to higher pricing of $87.7 million or 25.2% and acquisitions of $7.1 million or 2.0%, partially offset by unfavorable cost inflation and product mix of $33.9 million or 9.8%, lower organic sales volumes of $33.3 million or 9.6%, higher selling and administrative expenses of $2.2 million or 0.6%, and the unfavorable impact of foreign currencies of $0.6 million or 0.2%.

**Results of Discontinued Operations**

Income from discontinued operations, net of tax was $15.2 million for the year ended December 31, 2022 and consisted primarily of benefits for income taxes of $14.7 million and a gain on sale of $2.8 million, partially offset by expenses incurred to finalize separation and fulfill transition services.

**Unaudited Quarterly Results of Operations**

(in millions, except per share amounts)

| | Year Ended December 31, 2023 | | | | Year Ended December 31, 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| Revenues | $1,629.3 | $1,686.5 | $1,738.9 | $1,821.4 | $1,337.0 | $1,439.9 | $1,515.7 | $1,623.7 |
| Gross profit | $ 664.2 | $ 697.5 | $ 739.3 | $ 781.2 | $ 526.1 | $ 569.8 | $ 575.3 | $ 654.4 |
| Operating income | $ 240.3 | $ 272.4 | $ 318.4 | $ 333.2 | $ 157.0 | $ 197.4 | $ 190.0 | $ 272.9 |
| Income from continuing operations, net of tax | $ 163.2 | $ 180.8 | $ 209.6 | $ 231.5 | $ 105.9 | $ 137.8 | $ 145.5 | $ 204.1 |
| Income (loss) from discontinued operations, net of tax | $ — | $ — | $ — | $ — | $ (1.4) | $ 1.5 | $ 0.5 | $ 14.6 |
| Net income | $ 163.2 | $ 180.8 | $ 209.6 | $ 231.5 | $ 104.5 | $ 139.3 | $ 146.0 | $ 218.7 |
| Net income attributable to Ingersoll Rand Inc. | $ 161.1 | $ 179.5 | $ 208.3 | $ 229.8 | $ 103.7 | $ 138.5 | $ 145.1 | $ 217.4 |
| Weighted average shares, basic | 405.0 | 404.5 | 404.5 | 404.2 | 407.6 | 404.5 | 404.0 | 405.0 |
| Weighted average shares, diluted | 409.2 | 408.3 | 408.6 | 408.2 | 413.1 | 409.4 | 408.5 | 409.3 |
| Basic earnings per share of common stock from continuing operations | $ 0.40 | $ 0.44 | $ 0.51 | $ 0.57 | $ 0.26 | $ 0.34 | $ 0.36 | $ 0.50 |
| Basic earnings per share of common stock from discontinued operations | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ 0.04 |
| Basic earnings per share of common stock | $ 0.40 | $ 0.44 | $ 0.51 | $ 0.57 | $ 0.25 | $ 0.34 | $ 0.36 | $ 0.54 |
| Diluted earnings per share of common stock from continuing operations | $ 0.39 | $ 0.44 | $ 0.51 | $ 0.56 | $ 0.25 | $ 0.33 | $ 0.35 | $ 0.50 |
| Diluted earnings per share of common stock from discontinued operations | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ 0.04 |
| Diluted earnings per share of common stock | $ 0.39 | $ 0.44 | $ 0.51 | $ 0.56 | $ 0.25 | $ 0.34 | $ 0.36 | $ 0.53 |
| Adjusted EBITDA[1] | $ 400.1 | $ 424.7 | $ 461.5 | $ 500.5 | $ 303.6 | $ 334.9 | $ 376.1 | $ 420.2 |

(1) Set forth below are the reconciliations of Net Income to Adjusted EBITDA

| | Year Ended December 31, 2023 | | | | Year Ended December 31, 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| **Net Income** | $ 163.2 | $ 180.8 | $ 209.6 | $ 231.5 | $ 104.5 | $ 139.3 | $ 146.0 | $ 218.7 |
| Less: Income (loss) from discontinued operations | — | — | — | — | (1.8) | 2.0 | 0.6 | (0.3) |
| Less: Income tax benefit (provision) from discontinued operations | — | — | — | — | 0.4 | (0.5) | (0.1) | 14.9 |
| Income from continuing operations, net of tax | 163.2 | 180.8 | 209.6 | 231.5 | 105.9 | 137.8 | 145.5 | 204.1 |
| Plus: | | | | | | | | |
| Interest expense | 38.9 | 40.8 | 39.6 | 37.4 | 19.0 | 23.2 | 26.6 | 34.4 |
| Provision for income taxes | 48.1 | 60.5 | 60.3 | 71.1 | 32.4 | 41.9 | 30.3 | 45.0 |
| Depreciation expense | 20.7 | 21.3 | 22.4 | 23.5 | 21.3 | 20.1 | 20.4 | 20.0 |
| Amortization expense | 92.4 | 89.7 | 92.2 | 93.2 | 86.2 | 83.6 | 93.8 | 84.0 |
| Restructuring and related business transformation costs[a] | 4.3 | 5.9 | 2.2 | 10.5 | 14.2 | 9.5 | 7.2 | 1.4 |
| Acquisition related expenses and non-cash charges[b] | 18.0 | 13.8 | 14.8 | 17.3 | 9.5 | 5.4 | 12.1 | 13.7 |
| Stock-based compensation[c] | 12.1 | 11.9 | 11.2 | 16.7 | 19.8 | 22.4 | 27.1 | 16.3 |
| Loss (income) on equity method investments | (0.3) | (2.4) | 3.9 | 4.8 | 4.3 | 0.8 | (2.6) | (3.2) |
| Loss on extinguishment of debt | — | 0.9 | 12.6 | — | — | 1.1 | — | — |
| Foreign currency transaction losses (gains), net | 1.0 | (1.1) | 1.1 | 4.1 | (3.8) | (1.8) | (6.7) | 6.4 |
| Adjustments to LIFO inventories | 7.8 | 6.5 | (0.3) | (2.0) | — | — | 33.0 | 3.1 |
| Cybersecurity incident costs | — | 2.2 | 0.1 | — | — | — | — | — |
| Gain on settlement of post-acquisition contingencies[d] | — | — | — | — | — | — | (6.2) | — |
| Other adjustments[e] | (6.1) | (6.1) | (8.2) | (7.6) | (5.2) | (9.1) | (4.4) | (5.0) |
| **Adjusted EBITDA** | $ 400.1 | $ 424.7 | $ 461.5 | $ 500.5 | $ 303.6 | $ 334.9 | $ 376.1 | $ 420.2 |

(a) Restructuring and related business transformation costs consist of (i) restructuring charges, (ii) severance, sign-on, relocation and executive search costs, (iii) facility reorganization, relocation and other costs, (iv) information technology infrastructure transformation, (v) gains and losses on asset disposals, (vi) consultant and other advisor fees and (vii) other miscellaneous costs.

(b) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs (including certain incentive and non-incentive cash compensation costs) and non-cash charges and credits arising from fair value purchase accounting adjustments.

(c) Represents stock-based compensation expense recognized and associated employer taxes.

(d) Represents a gain on settlement of post-acquisition contingencies outside of the measurement period related to adjustments to the transaction price for retirement plan funding and net working capital.

(e) Includes (i) effects of amortization of prior service costs and amortization of losses in pension and other postemployment ("OPEB") expense, (ii) interest income on cash and cash equivalents and (iii) other miscellaneous adjustments.

33

**Liquidity and Capital Resources**

Our investment resources include cash on hand, cash generated from operations and borrowings under our Revolving Credit Facility. We also have the ability to seek additional secured and unsecured borrowings, subject to Credit Agreement restrictions.

For a description of our material indebtedness, see Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K.

As of December 31, 2023, we had no outstanding borrowings, no outstanding letters of credit under the New Revolving Credit Facility and unused availability of $2,000.0 million.

As of December 31, 2023, we were in compliance with all of our debt covenants and no event of default had occurred or was ongoing.

*Liquidity*

Our liquidity needs primarily arise from working capital needs for normal operating costs, servicing debt, funding acquisitions and capital expenditures.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Cash and cash equivalents | $ 1,595.5 | $ 1,613.0 |
| | | |
| Short-term borrowings and current maturities of long-term debt | $ 30.6 | $ 36.5 |
| Long-term debt | 2,693.0 | 2,716.1 |
| Total debt | $ 2,723.6 | $ 2,752.6 |

We can increase the borrowing availability under the Senior Secured Credit Facilities by up to $1,600.0 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified senior secured leverage ratio. We can incur additional secured indebtedness under the Senior Secured Credit Facilities if certain specified conditions are met under the credit agreement governing the Senior Secured Credit Facilities. Our liquidity requirements are significant primarily due to debt service requirements. See Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Our principal sources of liquidity have been existing cash and cash equivalents, cash generated from operations and borrowings under the Senior Notes and Senior Secured Credit Facilities. Our principal uses of cash will be to provide working capital; finance strategic plans, including possible acquisitions; meet debt service requirements; fund capital expenditures; and return capital to shareholders, through share repurchases and dividend payments. We may also seek to finance capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. We continue to consider acquisition opportunities, but the size and timing of any future acquisitions and the related potential capital requirements cannot be predicted. In the event that suitable businesses are available for acquisition upon acceptable terms, we may obtain all or a portion of the necessary financing through the incurrence of additional long-term borrowings. As market conditions warrant, we may from time to time, seek to repay loans that we have borrowed, including the borrowings under the Senior Notes and Senior Secured Credit Facilities. Based on our current level of operations and available cash, we believe our cash flow from operations, together with availability under the Revolving Credit Facility, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for the foreseeable future. Our business may not generate sufficient cash flows from operations or future borrowings may not be available to us under our Revolving Credit Facility in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Our ability to do so depends on, among other factors, prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. We may not be able to refinance any of our indebtedness, including the Senior Notes and Senior Secured Credit Facilities, on commercially reasonable terms or at all. Any future acquisitions, joint ventures, or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

We may from time to time repurchase shares of our common stock in the open market at prevailing market prices (including through Rule 10b5-1 plans), in privately negotiated transactions, a combination thereof or through other transactions. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of our stock, general market and economic conditions, our liquidity requirements, applicable legal requirement and other business considerations.

A substantial portion of our cash is in jurisdictions outside the United States. We do not assert ASC 740-30 (formerly APB 23) indefinite reinvestment of our historical non-U.S. earnings or future non-U.S. earnings. The Company records a deferred foreign tax liability to cover all estimated withholding, state income tax and foreign income tax associated with repatriating all non-U.S. earnings back to the United States. Our deferred income tax liability as of December 31, 2023 is $35.5 million which consists mainly of withholding taxes.

## Working Capital

|  | 2023 | 2022 |
|---|---|---|
| **Net Working Capital** | | |
| Current assets | $ 4,050.4 | $ 3,967.3 |
| Less: Current liabilities | 1,827.3 | 1,674.0 |
| Net working capital | $ 2,223.1 | $ 2,293.3 |
| | | |
| **Operating Working Capital** | | |
| Accounts receivable | $ 1,234.2 | $ 1,122.0 |
| Plus: Inventories (excluding LIFO) | 1,073.6 | 1,085.9 |
| Plus: Contract assets | 85.6 | 70.6 |
| Less: Accounts payable | 801.2 | 778.7 |
| Less: Contract liabilities | 331.2 | 305.6 |
| Operating working capital | $ 1,261.0 | $ 1,194.2 |

Net working capital decreased $70.2 million to $2,223.1 million as of December 31, 2023 from $2,293.3 million as of December 31, 2022. Operating working capital increased $66.8 million to $1,261.0 million as of December 31, 2023 from $1,194.2 million as of December 31, 2022. Operating working capital as of December 31, 2023 was 18.3% of 2023 revenues as compared to 20.2% as of December 31, 2022 as a percentage of 2022 revenues. The increase in operating working capital was primarily due to higher accounts receivable and higher contract assets, partially offset by higher contract liabilities, higher accounts payable and lower inventories. The increase in accounts receivable was primarily due to the timing of revenues in the quarter and seasonal changes in collection timing and to acquisitions completed in 2023. The increase in contract liabilities was primarily due to the timing of customer milestone payments for in-process engineered to order contracts. The increase in accounts payable was primarily due to the timing of vendor cash disbursements. The decrease in inventory was primarily attributable to improved inventory management, partially offset by acquisitions completed in 2023.

## Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2023 and 2022, respectively.

|  | 2023 | 2022 |
|---|---|---|
| Cash flows provided by (used in) continuing operations: | | |
| Cash flows provided by operating activities | $ 1,377.4 | $ 865.4 |
| Cash flows used in investing activities | (1,060.5) | (337.3) |
| Cash flows used in financing activities | (337.5) | (954.0) |
| Net cash used in discontinued operations | — | (0.7) |
| Free cash flow [1] | 1,272.0 | 770.8 |

(1) See "Non-GAAP Financial Measures" for a reconciliation to the most directly comparable GAAP measure.

*Operating activities*

Cash provided by operating activities increased $512.0 million to $1,377.4 million in 2023 from $865.4 million in 2022, primarily due to higher income from continuing operations and cash generated from the reduction in operating working capital.

Operating working capital generated cash of $40.4 million in 2023 compared to using cash of $237.2 million in 2022. Changes in account receivables used cash of $48.6 million in 2023 compared to using cash of $195.2 million in 2022. Changes in contract assets used cash of $7.8 million in 2023 compared to using cash of $9.8 million in 2022. Changes in inventory generated cash of $117.3 million in 2023 compared to using cash of $225.6 million in 2022. Changes in accounts payable used cash of $23.9 million in 2023 compared to generating cash of $120.4 million in 2022. Changes in contract liabilities generated cash of $3.4 million in 2023 compared to generating cash of $73.0 million in 2022.

*Investing activities*

Cash flows used in investing activities included capital expenditures of $105.4 million (1.5% of consolidated revenues) and $94.6 million (1.6% of consolidated revenues) in 2023 and 2022, respectively. We expect capital expenditures will be approximately 2% of consolidated revenues in 2024. Net cash paid in acquisitions was $963.0 million and $246.8 million in 2023 and 2022, respectively. Net proceeds from the disposal of property, plant and equipment were $7.6 million in 2023.

*Financing activities*

Cash used in financing activities of $337.5 million in 2023 is primarily due to purchases of treasury stock of $263.0 million, cash dividends on common stock of $32.4 million, net repayments of long-term debt of $27.6 million, payments of debt issuance costs of $18.5 million, and payments of deferred and contingent acquisition consideration of $17.5 million, partially offset by proceeds from stock option exercises of $30.3 million.

Cash used in financing activities of $954.0 million in 2022 is primarily due to repayments of long-term debt of $655.6 million, purchases of treasury stock of $261.1 million, and cash dividends on common stock of $32.4 million, partially offset by proceeds from stock option exercises of $19.3 million.

*Discontinued Operations*

Cash used in discontinued operations was $0.7 million in 2022 and related primarily to separation related expenses.

*Free cash flow*

Free cash flow increased $501.2 million to $1,272.0 million in 2023 from $770.8 million in 2022 primarily due to the increase in cash provided by operating activities discussed above.

**Purchase Obligations**

Purchase obligations consist primarily of agreements to purchase inventory or services made in the normal course of business to meet operational requirements. As of December 31, 2023, the Company had purchase obligations of $610.2 million, with $557.5 million payable in the next 12 months. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated as of December 31, 2023. For this reason, these amounts will not provide a complete and reliable indicator of our expected future cash outflows.

**Contingencies**

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and in our sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. We have accrued liabilities and other liabilities on our consolidated balance sheet, including a total litigation reserve of $126.9 million as of December 31, 2023 with respect to potential liability arising from our asbestos-related litigation. Other than our asbestos-related litigation reserves, liabilities on our consolidated balance sheet related to legal proceedings, lawsuits and administrative actions are not significant. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth in "Item 3. Legal Proceedings."

**Critical Accounting Estimates**

Accounting estimates discussed in this section are those that we consider to be the most critical to an understanding of our consolidated financial statements because they involve significant judgments and uncertainties. These estimates reflect our best judgment about current, and for some estimates, future economic and market conditions and their effect based on information available as of the date of these consolidated financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of goodwill, intangibles and long-lived assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increase in tax liabilities, among other effects. Also see Note 1 "Summary of Significant Accounting Policies" to our audited consolidated financial statements included elsewhere in this Form 10-K, which discusses the significant accounting policies that we have selected from acceptable alternatives.

*Business Combinations*

We apply the acquisition method of accounting with respect to the identifiable assets and liabilities of a business combination and record the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. The excess of the cost of the acquired business and the fair value of the assets acquired and liabilities assumed is recognized as goodwill. Estimates of fair value represent management's best estimate of assumptions and about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including royalty rates, customer attrition rates and others. Inputs used are generally obtained from historical data supplemented by current and anticipated market conditions and growth rates.

Significant judgment is required in estimating the fair value of identifiable intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical information and on future expectations and assumptions deemed reasonable by management, but which are inherently uncertain. See Note 4 "Acquisitions" to our consolidated financial statements included elsewhere in this Form 10-K for further information regarding the fair value determination of each of the classes of identifiable intangible assets. Determining the useful life of an intangible asset also requires judgment. Certain intangibles are expected to have indefinite lives while certain other identifiable intangible assets have determinable lives. The useful lives of identifiable intangibles with determinable useful lives are based on a variety of factors, including but not limited to, the competitive environment, product cycles, order life cycles, historical customer attrition rates, market share, operating plans and the macroeconomic environment. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life.

### *Impairment of Goodwill and Other Identified Intangible Assets*

We test goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment test consists of comparing the fair value of the reporting unit to the carrying value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; provided, the loss recognized cannot exceed the total amount of goodwill allocated to the reporting unit. If applicable, we consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. We determined fair values for all of the reporting units using a combination of the income and market multiples approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our 2023 reporting unit valuations ranged from 9.0% to 9.5%. Additionally, we assumed 3.5% terminal growth rates for all reporting units, except a single reporting unit in which we determined it most appropriate to assume a 2.5% terminal growth rate due to it being closely aligned to the GDP percentage growth rate.

Under the market multiples approach, fair value is determined based on multiples derived from the stock prices of publicly traded guideline companies to develop a business enterprise value ("BEV") for our reporting units. The application of the market multiples method entails the development of book value multiples based on the market value of the guideline companies. The multiples are developed by first calculating the market value of equity of the guideline companies and then adjusting these multiples for cash and debt to arrive at a BEV multiple. Identifying appropriate guideline companies and computing appropriate market multiples is subjective. We considered various public companies that had reasonably similar qualitative factors as our reporting units while also considering quantitative factors such as revenue growth, profitability and total assets.

The excess of the estimated fair value over the carrying value for all reporting units was a minimum of 34%, and therefore, no impairments were recorded.

We test intangible assets with indefinite lives for impairment annually utilizing a discounted cash flow valuation referred to as the relief from royalty method. We estimated forecasted revenues for a period of five years with discount rates ranging from 9.5% to 10.0%, terminal growth rates of 2.5% to 3.5%, and royalty rates ranging from 0.5% to 4.0%. There were no impairments identified or recognized during the year ended December 31, 2023.

We review identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset.

Also see Note 9 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K.

*Income Taxes*

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available.

The Tax Cuts and Jobs Act ("Tax Act"), enacted on December 22, 2017, created a new requirement that certain income (i.e., Global intangible low taxed income ("GILTI")) earned by controlled foreign corporations ("CFC") must be included currently in the gross income of the CFCs' U.S. shareholder. GILTI is the excess of the shareholder's "net CFC tested income" over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder's pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method") or (2) factoring such amounts into a company's measurement of its deferred taxes (the "deferred method"). The Company has determined that it will follow the period cost method (option 1 above). The Company recorded a tax expense of $7.2 million in 2023 for the GILTI provisions of the Tax Act.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. Amounts recorded for deferred tax assets related to tax attribute carryforwards, net of valuation allowances, were $27.8 million and $58.9 million as of December 31, 2023 and 2022, respectively, with the decrease due to the utilization of attributes in the current year.

*Loss Contingencies*

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to, asbestos and silica related litigation, environmental obligations and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. In particular, as it relates to estimating asbestos and silica contingencies, there are a number of key variables and assumptions including the number and type of new claims to be filed each year, the resolution or outcome of these claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements and the solvency risk with respect to our insurance carriers. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We regularly review all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low.

**Recent Accounting Pronouncements**

See Note 2 "New Accounting Standards" to our audited consolidated financial statements included elsewhere in this Form 10-K for a discussion of recent accounting standards.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Interest Rate Risk**

We are exposed to interest rate risk as a result of our variable-rate borrowings. We manage our exposure to interest rate risk by maintaining a mixture of fixed and variable debt and, at times, use pay-fixed interest rate swaps and interest rate caps as cash flow hedges of our variable rate debt in order to adjust the relative fixed and variable portions.

As of December 31, 2023, we had variable rate debt outstanding of $1,240.7 million, all of which was incurred under our Senior Secured Credit Facility. Based on prevailing rates at December 31, 2023, the weighted average interest rate was 7.2%.

The Dollar Term Loan B and Dollar Term Loan bear interest primarily based on SOFR plus a spread and are subject to a 0% SOFR base rate floor. Thus, the interest rate on the Dollar Term Loan B and Dollar Term Loan will fluctuate when SOFR, exceeds that percentage. As of December 31, 2023, SOFR was higher than the 0% floor.

At times we use interest rate swaps and interest rate caps to offset or mitigate our exposure to interest rate movements. The outstanding interest rate swaps qualify and are designated as cash flow hedges of forecasted SOFR-based interest payments. As of December 31, 2023, we were a fixed rate payer on two fixed-floating interest rate swap contracts that effectively fixed the SOFR-based index used to determine the interest rates charged on our SOFR-based variable rate borrowings. No interest rate caps were outstanding as of December 31, 2023. See Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K.

The following table presents the impact of hypothetical changes in market interest rates across the yield curve by 100 basis points, including the effect of our interest rate swaps and caps for the years ended December 31, 2023 and 2022 on our interest expense.

|  | 2023 | 2022 |
|---|---|---|
| **Increase (decrease) in market interest rates** | | |
| 100 basis points | $ 7.4 | $ 12.3 |
| (100) basis points[1] | (7.4) | (21.4) |

(1)  A decrease in interest rates would not have impacted our interest expense in 2022 on EURO debt which was lower than the 0% base rate floor under the Senior Secured Credit Facility for the entire fiscal year 2022, but would have impacted interest expense in 2022 on SOFR or LIBOR debt, for the respective period, which was higher than the 0% based rate floors under the Senior Secured Credit Facility for the year ended December 31, 2022.

**Foreign Currency Risk**

We are exposed to foreign currency risks that arise from our global business operations. Changes in foreign currency exchange rates affect the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a subsidiary's functional currency. In 2023 and 2022, the relative strengthening of the U.S. dollar against foreign currencies had a unfavorable impact on our revenues and results of operations. While future changes in foreign currency exchange rates are difficult to predict, our revenues and earnings may be adversely affected if the U.S. dollar strengthens against foreign currencies.

We seek to minimize our exposure to foreign currency risks through a combination of normal operating activities, including by conducting our international business operations primarily in their functional currencies to match expenses with revenues and the use of foreign currency forward exchange contracts and net investment hedges. In addition, to mitigate the risk arising from entering into transactions in currencies other than our functional currencies, we typically settle intercompany trading balances at least quarterly.

The table below presents the percentage of revenues and gross profit by functional currency for the years ended December 31, 2023 and 2022.

| | U.S. Dollar | Euro | Chinese Renminbi | British Pound | Other |
|---|---|---|---|---|---|
| **Year Ended December 31, 2023** | | | | | |
| Revenues | 45 % | 26 % | 13 % | 4 % | 12 % |
| Gross profit | 45 % | 27 % | 14 % | 3 % | 11 % |
| | | | | | |
| **Year Ended December 31, 2022** | | | | | |
| Revenues | 44 % | 25 % | 15 % | 4 % | 12 % |
| Gross profit | 44 % | 26 % | 17 % | 3 % | 10 % |

We utilize foreign currency denominated debt obligations supplemented from time to time with cross currency interest rate swaps designated as net investment hedges to selectively hedge portions of our investment in non-U.S. subsidiaries. The currency effects of the designated debt obligations and cross currency interest rate swaps are reflected in accumulated other comprehensive income within our stockholders' equity, where they partially offset the currency translation effects of our investments in non-U.S. subsidiaries, which in turn partially offset gains and losses recorded on our net investments globally. These currency translation effects and offsetting impacts of our derivatives for the years ended December 31, 2023 and 2022 are summarized in Note 14 "Accumulated Other Comprehensive Income (Loss)" to our audited consolidated financial statements included elsewhere in this Form 10-K.

We also enter into foreign currency forward contracts to manage the risk arising from transaction gains and losses associated with intercompany loans with foreign subsidiaries. Our foreign currency forward contracts are typically short-term and are rolled forward as necessary upon settlement. As of December 31, 2023, we were not party to any foreign currency forward contracts. For periods where we do have foreign currency forward contracts in place, they are carried on our balance sheet at fair value. See Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K.

The table below presents, for the year ended December 31, 2023, the hypothetical effect of a 10% appreciation in the average exchange rate of the U.S. dollar relative to the principal foreign currencies in which our revenues and gross profit are denominated.

| | Year Ended December 31, 2023 | | |
|---|---|---|---|
| | **Euro** | **Chinese Renminbi** | **British Pound** |
| Revenues | $ 176.5 | $ 92.3 | $ 27.3 |
| Gross profit | 77.8 | 41.6 | 8.6 |

**ITEM 8.**         **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
(in millions, except per share amounts)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Revenues** | $ 6,876.1 | $ 5,916.3 | $ 5,152.4 |
| Cost of sales | 3,993.9 | 3,590.7 | 3,163.9 |
| **Gross Profit** | 2,882.2 | 2,325.6 | 1,988.5 |
| Selling and administrative expenses | 1,272.7 | 1,095.8 | 1,028.0 |
| Amortization of intangible assets | 367.5 | 347.6 | 332.9 |
| Other operating expense, net | 77.7 | 64.9 | 61.9 |
| **Operating Income** | 1,164.3 | 817.3 | 565.7 |
| Interest expense | 156.7 | 103.2 | 87.7 |
| Loss on extinguishment of debt | 13.5 | 1.1 | 9.0 |
| Other income, net | (37.0) | (29.2) | (44.0) |
| **Income Before Income Taxes** | 1,031.1 | 742.2 | 513.0 |
| Provision (benefit) for income taxes | 240.0 | 149.6 | (21.8) |
| Income (loss) on equity method investments | (6.0) | 0.7 | (11.4) |
| **Income from Continuing Operations** | 785.1 | 593.3 | 523.4 |
| Income from discontinued operations, net of tax | — | 15.2 | 41.6 |
| **Net Income** | 785.1 | 608.5 | 565.0 |
| Less: Net income attributable to noncontrolling interests | 6.4 | 3.8 | 2.5 |
| **Net Income Attributable to Ingersoll Rand Inc.** | $ 778.7 | $ 604.7 | $ 562.5 |
| | | | |
| Amounts attributable to Ingersoll Rand Inc. common stockholders: | | | |
| Income from continuing operations, net of tax | $ 778.7 | $ 589.5 | $ 520.9 |
| Income from discontinued operations, net of tax | — | 15.2 | 41.6 |
| Net income attributable to Ingersoll Rand Inc. | $ 778.7 | $ 604.7 | $ 562.5 |
| | | | |
| Basic earnings per share of common stock: | | | |
| Earnings from continuing operations | $ 1.92 | $ 1.45 | $ 1.26 |
| Earnings from discontinued operations | — | 0.04 | 0.10 |
| Net earnings | 1.92 | 1.49 | 1.36 |
| | | | |
| Diluted earnings per share of common stock: | | | |
| Earnings from continuing operations | $ 1.90 | $ 1.44 | $ 1.24 |
| Earnings from discontinued operations | — | 0.04 | 0.10 |
| Net earnings | 1.90 | 1.47 | 1.34 |

The accompanying notes are an integral part of these consolidated financial statements.

# INGERSOLL RAND INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Comprehensive Income Attributable to Ingersoll Rand Inc.** | | | |
| Net income attributable to Ingersoll Rand Inc. | $ 778.7 | $ 604.7 | $ 562.5 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustments, net | 34.8 | (252.9) | (103.0) |
| Unrecognized gain (loss) on cash flow hedges | (3.8) | 16.0 | — |
| Pension and other postretirement prior service cost and gain (loss), net | (6.9) | 26.8 | 48.7 |
| Other comprehensive income (loss), net of tax | 24.1 | (210.1) | (54.3) |
| Comprehensive income attributable to Ingersoll Rand Inc. | $ 802.8 | $ 394.6 | $ 508.2 |
| **Comprehensive Income (Loss) Attributable to Noncontrolling Interests** | | | |
| Net income attributable to noncontrolling interests | $ 6.4 | $ 3.8 | $ 2.5 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustments, net | 1.7 | (7.2) | (2.3) |
| Total other comprehensive income (loss), net of tax | 1.7 | (7.2) | (2.3) |
| Comprehensive income (loss) attributable to noncontrolling interests | $ 8.1 | $ (3.4) | $ 0.2 |
| **Total Comprehensive Income** | $ 810.9 | $ 391.2 | $ 508.4 |

The accompanying notes are an integral part of these consolidated financial statements.

## INGERSOLL RAND INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | 1,595.5 | $ | 1,613.0 |
| Accounts receivable, net of allowance for credit losses of $53.8 and $47.2, respectively | | 1,234.2 | | 1,122.0 |
| Inventories | | 1,001.1 | | 1,025.4 |
| Other current assets | | 219.6 | | 206.9 |
| Total current assets | | 4,050.4 | | 3,967.3 |
| Property, plant and equipment, net of accumulated depreciation of $500.8 and $417.4, respectively | | 711.4 | | 624.4 |
| Goodwill | | 6,609.7 | | 6,064.2 |
| Other intangible assets, net | | 3,611.1 | | 3,578.6 |
| Deferred tax assets | | 31.5 | | 22.3 |
| Other assets | | 549.4 | | 509.1 |
| Total assets | $ | 15,563.5 | $ | 14,765.9 |
| **Liabilities and Equity** | | | | |
| Current liabilities | | | | |
| Short-term borrowings and current maturities of long-term debt | $ | 30.6 | $ | 36.5 |
| Accounts payable | | 801.2 | | 778.7 |
| Accrued liabilities | | 995.5 | | 858.8 |
| Total current liabilities | | 1,827.3 | | 1,674.0 |
| Long-term debt, less current maturities | | 2,693.0 | | 2,716.1 |
| Pensions and other postretirement benefits | | 150.0 | | 147.2 |
| Deferred income tax liabilities | | 612.6 | | 610.6 |
| Other liabilities | | 433.9 | | 360.8 |
| Total liabilities | | 5,716.8 | | 5,508.7 |
| Commitments and contingencies (Note 21) | | | | |
| Stockholders' equity | | | | |
| Common stock, $0.01 par value; 1,000,000,000 shares authorized; 428,589,061 and 426,327,805 shares issued as of December 31, 2023 and 2022, respectively | | 4.3 | | 4.3 |
| Capital in excess of par value | | 9,550.8 | | 9,476.8 |
| Retained earnings | | 1,697.2 | | 950.9 |
| Accumulated other comprehensive loss | | (227.6) | | (251.7) |
| Treasury stock at cost; 25,241,667 and 21,210,095 shares as of December 31, 2023 and 2022, respectively | | (1,240.9) | | (984.5) |
| Total Ingersoll Rand Inc. stockholders' equity | | 9,783.8 | | 9,195.8 |
| Noncontrolling interests | | 62.9 | | 61.4 |
| Total equity | | 9,846.7 | | 9,257.2 |
| Total liabilities and equity | $ | 15,563.5 | $ | 14,765.9 |

The accompanying notes are an integral part of these consolidated financial statements.

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
(in millions)

| | Common Stock | | Capital in Excess of Par Value | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total Ingersoll Rand Inc. Stockholders' Equity | Noncontrolling Interests | Total Equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares Issued | Par | | | | | | | |
| Balance at December 31, 2020 | 420.1 | $ 4.2 | $ 9,310.3 | $ (175.7) | $ 14.2 | $ (33.3) | $ 9,119.7 | $ 69.8 | $ 9,189.5 |
| Net income | — | — | — | 562.5 | — | — | 562.5 | 2.5 | 565.0 |
| Dividends declared | — | — | — | (8.2) | — | — | (8.2) | — | (8.2) |
| Issuance of common stock for stock-based compensation plans | 3.7 | 0.1 | 20.3 | — | — | — | 20.4 | — | 20.4 |
| Purchases of treasury stock | — | — | — | — | — | (736.8) | (736.8) | — | (736.8) |
| Issuance of treasury stock for stock-based compensation plans | — | — | (19.9) | — | — | 21.7 | 1.8 | — | 1.8 |
| Stock-based compensation | — | — | 97.9 | — | — | — | 97.9 | — | 97.9 |
| Other comprehensive loss, net of tax | — | — | — | — | (54.3) | — | (54.3) | (2.3) | (56.6) |
| Divestiture of foreign subsidiaries | — | — | — | — | (1.5) | — | (1.5) | — | (1.5) |
| Dividends attributable to noncontrolling interests | — | — | — | — | — | — | — | (0.3) | (0.3) |
| Balance at December 31, 2021 | 423.8 | $ 4.3 | $ 9,408.6 | $ 378.6 | $ (41.6) | $ (748.4) | $ 9,001.5 | $ 69.7 | $ 9,071.2 |
| Net income | — | — | — | 604.7 | — | — | 604.7 | 3.8 | 608.5 |
| Dividends declared | — | — | — | (32.4) | — | — | (32.4) | — | (32.4) |
| Issuance of common stock for stock-based compensation plans | 2.5 | — | 17.3 | — | — | — | 17.3 | — | 17.3 |
| Purchases of treasury stock | — | — | — | — | — | (261.1) | (261.1) | — | (261.1) |
| Issuance of treasury stock for stock-based compensation plans | — | — | (22.8) | — | — | 25.0 | 2.2 | — | 2.2 |
| Stock-based compensation | — | — | 73.7 | — | — | — | 73.7 | — | 73.7 |
| Other comprehensive loss, net of tax | — | — | — | — | (210.1) | — | (210.1) | (7.2) | (217.3) |
| Dividends attributable to noncontrolling interests | — | — | — | — | — | — | — | (4.9) | (4.9) |
| Balance at December 31, 2022 | 426.3 | $ 4.3 | $ 9,476.8 | $ 950.9 | $ (251.7) | $ (984.5) | $ 9,195.8 | $ 61.4 | $ 9,257.2 |
| Net income | — | — | — | 778.7 | — | — | 778.7 | 6.4 | 785.1 |
| Dividends declared | — | — | — | (32.4) | — | — | (32.4) | — | (32.4) |
| Issuance of common stock for stock-based compensation plans | 2.3 | — | 27.8 | — | — | — | 27.8 | — | 27.8 |
| Purchases of treasury stock | — | — | — | — | — | (264.1) | (264.1) | — | (264.1) |
| Issuance of treasury stock for stock-based compensation plans | — | — | (4.9) | — | — | 7.7 | 2.8 | — | 2.8 |
| Stock-based compensation | — | — | 51.1 | — | — | — | 51.1 | — | 51.1 |
| Other comprehensive income, net of tax | — | — | — | — | 24.1 | — | 24.1 | 1.7 | 25.8 |
| Dividends attributable to noncontrolling interests | — | — | — | — | — | — | — | (6.6) | (6.6) |
| Balance at December 31, 2023 | 428.6 | $ 4.3 | $ 9,550.8 | $ 1,697.2 | $ (227.6) | $ (1,240.9) | $ 9,783.8 | $ 62.9 | $ 9,846.7 |

The accompanying notes are an integral part of these consolidated financial statements.

## INGERSOLL RAND INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Cash Flows From Operating Activities** | | | |
| Net income | $ 785.1 | $ 608.5 | $ 565.0 |
| Income from discontinued operations, net of tax | — | 15.2 | 41.6 |
| Income from continuing operations | 785.1 | 593.3 | 523.4 |
| Adjustments to reconcile income from continuing operations to net cash provided by operating activities from continuing operations: | | | |
| Amortization of intangible assets | 367.5 | 347.6 | 332.9 |
| Depreciation | 91.6 | 85.2 | 89.2 |
| Non-cash restructuring charges | 2.7 | 6.0 | 1.1 |
| Stock-based compensation expense | 51.9 | 78.9 | 87.2 |
| Loss (income) on equity method investments | 6.0 | (0.7) | 11.4 |
| Foreign currency transaction losses (gains), net | 5.1 | (5.9) | (12.0) |
| Non-cash adjustments to carrying value of LIFO inventories | 12.0 | 36.1 | 33.2 |
| Loss on extinguishment of debt | 13.5 | 1.1 | 9.0 |
| Deferred income taxes | (76.9) | (85.8) | (103.6) |
| Other non-cash adjustments | 8.3 | 7.0 | (0.2) |
| Changes in assets and liabilities | | | |
| Receivables | (48.6) | (195.2) | (62.5) |
| Inventories | 117.3 | (225.6) | (134.4) |
| Accounts payable | (23.9) | 120.4 | 118.2 |
| Accrued liabilities | 94.8 | 101.2 | (220.0) |
| Other assets and liabilities, net | (29.0) | 1.8 | (45.1) |
| Net cash provided by operating activities from continuing operations | 1,377.4 | 865.4 | 627.8 |
| **Cash Flows From Investing Activities** | | | |
| Capital expenditures | (105.4) | (94.6) | (64.1) |
| Net cash paid in acquisitions | (963.0) | (246.8) | (974.8) |
| Disposals of property, plant and equipment | 7.6 | — | 9.5 |
| Other investing | 0.3 | 4.1 | — |
| Net cash used in investing activities from continuing operations | (1,060.5) | (337.3) | (1,029.4) |
| **Cash Flows From Financing Activities** | | | |
| Principal payments on long-term debt | (1,518.0) | (655.6) | (435.7) |
| Proceeds from long-term debt | 1,490.4 | — | — |
| Purchases of treasury stock | (263.0) | (261.1) | (736.8) |
| Cash dividends on common stock | (32.4) | (32.4) | (8.2) |
| Proceeds from stock option exercises | 30.3 | 19.3 | 23.7 |
| Payments of interest rate cap premiums | — | (13.4) | — |
| Payments of deferred and contingent acquisition consideration | (17.5) | (4.6) | — |
| Payments of debt issuance costs | (18.5) | — | — |
| Other financing | (8.8) | (6.2) | — |
| Net cash used in financing activities from continuing operations | (337.5) | (954.0) | (1,157.0) |
| **Cash Flows From (Used In) Discontinued Operations:** | | | |
| Net cash used in operating activities | — | (5.1) | (12.3) |
| Net cash provided by investing activities | — | 4.4 | 1,943.7 |
| Net cash provided by (used in) discontinued operations | — | (0.7) | 1,931.4 |
| Effect of exchange rate changes on cash and cash equivalents | 3.1 | (70.0) | (14.1) |
| Net increase (decrease) in cash and cash equivalents | (17.5) | (496.6) | 358.7 |
| Cash and cash equivalents, beginning of year | 1,613.0 | 2,109.6 | 1,750.9 |
| Cash and cash equivalents, end of year | $ 1,595.5 | $ 1,613.0 | $ 2,109.6 |

| | | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| **Supplemental Cash Flow Information** | | | | | | |
| Cash paid for income taxes | $ | 302.0 | $ | 181.5 | $ | 427.9 |
| Cash paid for interest | | 100.5 | | 95.2 | | 79.8 |

The accompanying notes are an integral part of these consolidated financial statements.

## Note 1: Summary of Significant Accounting Policies

### Overview and Basis of Presentation

Ingersoll Rand Inc. is a global market leader with a broad range of innovative and mission-critical air, fluid, energy and medical technologies, providing services and solutions to increase industrial productivity and efficiency. The accompanying consolidated financial statements include the accounts of Ingersoll Rand Inc. and its consolidated subsidiaries (collectively referred to herein as "Ingersoll Rand" or the "Company").

### Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions and accounts have been eliminated in consolidation.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for credit losses, inventory valuation, warranty reserves, fair value of stock-based awards, goodwill, intangible asset, and long-lived asset valuations, employee benefit plan liabilities, over time revenue recognition, income tax liabilities and deferred tax assets and related valuation allowances, uncertain tax positions, restructuring reserves, and litigation and other loss contingencies. Actual results could differ materially and adversely from those estimates and assumptions, and such results could affect the Company's consolidated net income, financial position, or cash flows.

### Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is not the U.S. Dollar ("USD"), are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Adjustments resulting from the translation of the assets and liabilities of foreign operations into USD are excluded from the determination of net income, and are reported in accumulated other comprehensive loss, a separate component of stockholders' equity, and included as a component of other comprehensive income (loss). Assets and liabilities of subsidiaries that are denominated in currencies other than the subsidiaries' functional currency are remeasured into the functional currency using end of period exchange rates, or historical rates for certain balances, where applicable. Gains and losses related to these remeasurements are recorded within the Consolidated Statements of Operations as a component of "Other operating expense, net."

### Revenue Recognition

The Company recognizes revenue when the Company has satisfied its obligation and control is transferred to the customer. The majority of the Company's revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered. The Company also has certain contracts in which revenue is recognized over time based on the Company's progress in satisfying the contractual performance obligations. See Note 15 "Revenue from Contracts with Customers" for additional information regarding revenue recognition.

### Cost of Sales

Cost of sales includes the costs the Company incurs, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represent the majority of costs of sales, with steel, aluminum, copper and partially finished castings representing the most significant materials inputs. Cost of sales for services includes the direct costs the Company incurs including direct labor, parts and other overhead costs including depreciation of equipment and facilities to deliver repair, maintenance, and other field services to the Company's customers.

### Selling and Administrative Expenses

Selling and administrative expenses consist of (i) employee related salary, stock-based compensation expense, benefits and other expenses for selling, administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) the costs of marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iii) facilities costs including office rent, maintenance, depreciation, and insurance for selling and administrative activities; (iv) research and development expenditures; (v) professional and consultant fees; and (vi) other miscellaneous expenses.

### Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments primarily consisting of demand deposits and have original maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value. As of December 31, 2023 and 2022, cash of $1.2 million and $1.3 million, respectively, was pledged to financial institutions as collateral to support the issuance of standby letters of credit and similar instruments on behalf of the Company.

### Accounts Receivable

Trade accounts receivable consist of amounts owed for products shipped to or services performed for customers. Reviews of customers' creditworthiness are performed prior to order acceptance or order shipment.

Trade accounts receivable are recorded net of an allowance for expected credit losses. The allowance for credit losses is based on the Company's assessment of losses that will result from its customers' inability or unwillingness to pay amounts owed to the Company. The allowance is determined using a combination of factors, including historical credit loss experience and the length of time that the trade receivables are past due, supplemented by the Company's knowledge of customer-specific information, current market conditions and reasonable and supportable forecasts of future events and economic conditions.

### Inventories

Inventories, which consist primarily of raw materials and finished goods, are carried at the lower of cost or net realizable value. Fixed manufacturing overhead is allocated to the cost of inventory based on the normal capacity of production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of sales in the period in which it is incurred.

### Property, Plant and Equipment

Property, plant and equipment includes the historical cost of land, buildings, equipment, and significant improvements to existing plant and equipment or in the case of acquisitions, a fair market value of assets at the time of acquisition. Repair and maintenance costs that do not extend the useful life of an asset are recorded as an expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally as follows: buildings — 10 to 30 years, machinery and equipment — 7 to 10 years, and office furniture and equipment — 3 to 10 years.

### Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired, liabilities assumed, and non-controlling interests, if any. Intangible assets, including goodwill, are assigned to the Company's reporting units based upon their fair value at the time of acquisition. Goodwill and indefinite-lived intangibles such as tradenames are not subject to amortization but are assessed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired or that there is a probable reduction in the fair value of a reporting unit below its aggregate carrying value.

The Company tests goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year and whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment test consists of comparing the fair value of the reporting unit to the carrying value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; provided, the loss recognized cannot exceed the total amount of goodwill allocated to the reporting unit. If applicable, the Company considers income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. The Company determined fair values for each of the reporting units using a combination of the income and market multiple approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses its internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in the Company's forecasts. The Company derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts. Under the market approach, the Company applies performance multiples from comparable public companies, adjusted for relative risk, profitability, and growth considerations, to the reporting units to estimate fair value.

The Company tests intangible assets with indefinite lives annually for impairment using a relief from royalty discounted cash flow fair value model. The quantitative impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The relief from royalty method requires the Company to estimate forecasted revenues and determine appropriate discount rates, royalty rates, and terminal growth rates.

See Note 9 "Goodwill and Other Intangible Assets" for additional information related to impairment testing for goodwill and other intangible assets.

### *Long-Lived Assets Including Intangible Assets With Finite Useful Lives*

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which vary depending on the type of intangible assets. In determining the estimated useful lives of definite-lived intangibles, we consider the nature, competitive position, life cycle position and historical and expected future operating cash flows of each acquired assets, as well as our commitment to support these assets through continued investment and legal infringement protection.

The Company reviews long-lived assets, including identified intangible assets with finite useful lives and subject to amortization for impairment, whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. Such events and circumstances include the occurrence of an adverse change in the market involving the business employing the related long-lived assets or a situation in which it is more likely than not that the Company will dispose of such assets. If the comparison indicates that there is impairment, the impairment loss to be recognized as a non-cash charge to earnings is measured by the amount by which the carrying amount of the assets exceeds their fair value and the impaired assets are written down to their fair value or, if fair value is not readily determinable, to an estimated fair value based on discounted expected future cash flows. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to dispose.

### *Warranty Reserves*

Most of the Company's product sales are covered by warranty provisions that generally provide for the repair or replacement of qualifying defective items for a specified period after the time of sale, typically 12 months. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized based upon historical warranty experience and additionally for any known product warranty issues. The Company's warranty obligation has been and may in the future be affected by product failure rates, repair or field replacement costs, and additional costs incurred in correcting any product failure.

### *Stock-Based Compensation*

Stock-based compensation is measured for all stock-based equity awards made to employees and non-employee directors based on the estimated fair value as of the grant date. The determination of the fair values of stock-based awards at the grant date requires judgment, including estimating the expected term of the relevant stock-based payment awards and the expected volatility of the Company's stock. The fair value of each stock option grant under the stock-based compensation plans is estimated on the date of grant or modification using the Black-Scholes-Merton option-pricing model. The expected stock volatility assumption was based on an average of the historical volatility over the expected term of the stock options. Forfeitures of stock options are accounted for as they occur. Restricted stock units and performance share units with internal performance metrics (i.e. EPS) are valued at the share price on the date of grant. The grant date fair value of performance share units with external performance metrics (i.e. TSR) is determined using a Monte Carlo simulation pricing model.

See Note 18 "Stock-Based Compensation Plans" for additional information regarding the Company's equity compensation plans.

***Pension and Other Postretirement Benefits***

The Company sponsors a number of pension plans and other postretirement benefit plans worldwide. The calculation of the pension and other postretirement benefit obligations and net periodic benefit cost under these plans requires the use of actuarial valuation methods and assumptions. These assumptions include the discount rates used to value the projected benefit obligations, future rate of compensation increases, expected rates of return on plan assets and expected healthcare cost trend rates. The discount rates selected to measure the present value of the Company's benefit obligations as of December 31, 2023 and 2022 were derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under the plans. In accordance with GAAP, actual results that differ from the Company's assumptions are recorded in accumulated other comprehensive income (loss) and amortized through net periodic benefit cost over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future net periodic benefit cost.

See Note 12 "Benefit Plans" for disclosures related to the Company's benefit plans, including quantitative disclosures reflecting the impact that changes in certain assumptions would have on service and interest costs and benefit obligations.

***Income Taxes***

The Company has determined income tax expense and other deferred income tax information based on the asset and liability method. Deferred income tax liabilities are provided on temporary differences between assets and liabilities for financial and tax reporting purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for the portion of deferred tax assets for which it is not more likely than not that a tax benefit will be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The Company believes that its income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and, therefore, could have a material impact on the Company's tax provision, net income, and cash flows. The Company reviews its liabilities quarterly, and may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning transfer prices, the resolution of audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

The Tax Cuts and Jobs Act ("Tax Act"), enacted on December 22, 2017, created a new requirement that certain income (i.e., Global intangible low taxed income ("GILTI")) earned by controlled foreign corporations ("CFC") must be included currently in the gross income of the CFCs' U.S. shareholder. GILTI is the excess of the shareholder's "net CFC tested income" over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder's pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method") or (2) factoring such amounts into a company's measurement of its deferred taxes (the "deferred method"). The Company has determined that it will follow the period cost method (option 1 above). The Company recorded a tax expense of $7.2 million in 2023 for the GILTI provisions of the Tax Act.

***Research and Development***

For the years ended December 31, 2023, 2022 and 2021, the Company spent $108 million, $91 million, and $74 million, respectively, on research activities relating to the development of new products and new product applications. All such expenditures were funded by the Company, expensed as incurred and recorded to "Selling and administrative expenses" in the Consolidated Statements of Operations.

***Derivative Financial Instruments***

All derivative financial instruments are reported on the balance sheet at fair value. For derivative instruments that are not designated as hedges, any gain or loss on the derivatives is recognized in earnings in the current period. A derivative instrument may be designated as a hedge of the exposure to: (1) changes in the fair value of an asset, liability, or firm commitment, (2) variability in expected future cash flows, if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation or (3) as a hedge of a net investment in a foreign operation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability, or firm commitment are recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified to earnings in the same period that the hedged transaction affects earnings. For derivative instruments designated as net investment in a foreign operation, gains or losses are reported as currency translation adjustments. The ineffective portion of the gain or loss is immediately recognized in earnings. Gains or losses on derivative instruments recognized in earnings are reported in the same line item as the associated hedged transaction in the Consolidated Statements of Operations.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated, or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried on the balance sheet at its fair value, and the changes in the fair value of the hedged asset or liability is recorded to the Consolidated Statements of Operations. When cash flow hedge accounting is discontinued because the derivative is sold, terminated, or exercised, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period that the hedged transaction affects earnings or until it becomes unlikely that a hedged forecasted transaction will occur within two months of the originally scheduled time period. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the Consolidated Balance Sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated other comprehensive income are recognized immediately in the Consolidated Statements of Operations.

### Comprehensive Income

The Company's comprehensive income consists of net income (loss) and other comprehensive income (loss), consisting of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges, net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 14 "Accumulated Other Comprehensive Income (Loss)."

### Restructuring Charges

The Company incurs costs in connection with workforce reductions, facility consolidations and other actions. Such costs include employee termination benefits (one-time arrangements and benefits attributable to prior service), termination of contractual obligations, non-cash asset charges and other direct incremental costs.

A liability is established through a charge to operations for (i) one-time employee termination benefits when management commits to a plan of termination; (ii) employee termination benefits that accumulate or vest based on prior service when it becomes probable that such termination benefits will be paid and the amount of the payment can be reasonably estimated; and (iii) contract termination costs when the contract is terminated or the Company becomes contractually obligated to make such payment. Other direct incremental costs are charged to operations as incurred.

Charges recorded in connection with restructuring plans are included in "Other operating expense, net" in the Consolidated Statements of Operations.

### Business Combinations

The Company accounts for business combinations by applying the acquisition method. The Company's consolidated financial statements include the operating results of acquired entities from the respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest as of the acquisition date at fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed, and any non-controlling interest is recognized as goodwill in the Consolidated Balance Sheets. Costs incurred by the Company to effect a business combination other than costs related to the issuance of debt or equity securities are included in the Consolidated Statements of Operations in the period the costs are incurred.

### Earnings per Share

The calculation of earnings per share ("EPS") is based on the weighted-average number of the Company's shares outstanding for the applicable period. The calculation of diluted earnings per share reflects the effect of all dilutive potential shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive. The Company uses the treasury stock method to calculate the effect of outstanding share-based compensation awards.

### Leases

The Company has operating and financing leases for real estate, vehicles, IT equipment, office equipment and production equipment. The Company determines if an arrangement is a lease and identifies the classification of the lease as a financing lease or an operating lease at inception. Operating leases are recorded as operating lease right-of-use assets ("ROU assets") in "Other assets" and operating lease liabilities in "Accrued liabilities" and "Other liabilities" in the Consolidated Balance Sheets. Financing leases are recorded as financing ROUs in "Property, plant and equipment" and lease liabilities in "Short-term borrowings and current maturities of long-term debt" and "Long-term debt, less current maturities" in the Consolidated Balance Sheets.

At the date of commencement, lease liabilities are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company and any prepaid lease payments less any incentives received. An incremental borrowing rate is used in the determination of the present value of future lease payments. Incremental borrowing rates for a lease are based on the lease term, lease currency and the Company's credit spread.

The Company does not recognize leases with an original term of less than 12 months on its balance sheet and continues to expense such leases. The Company also elected the practical expedient allowing the Company to account for each separate lease component of a contract and its associated non-lease component as a single lease component. This practical expedient was applied to all underlying asset classes. Variable lease expense was not material.

### Note 2:     New Accounting Standards

### Recently Adopted Accounting Standard Updates ("ASU")

In October 2021, the Financial Accounting Standards Board (the "FASB") issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The amendments in this update were effective for fiscal years beginning after December 15, 2022 for public companies. The Company adopted this guidance on January 1, 2023 and applies the guidance prospectively to business combinations completed after this date. The adoption did not have a material impact on our condensed consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The amendments in this update are effective for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this guidance on January 1, 2023. The adoption did not have a material impact on our consolidated financial statements.

The Company has agreements with financial institutions to facilitate a supply chain finance program (the "SCF Program"). Under the SCF Program, qualifying suppliers may elect to sell their receivables from the Company to the financial institution. Participating suppliers negotiate arrangements for sale of their receivables directly with the financial institution, and the terms of the Company's payment obligations are not impacted by a supplier's participation in the SCF Program. Once a qualifying supplier elects to participate in the SCF Program and reaches an agreement with the financial institution, the supplier elects which individual Company invoices they sell to the financial institution. However, all of the Company's payments to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether the individual invoice is sold by the supplier to the financial institution. The Company has not pledged any assets as security or provided other forms of guarantees. All outstanding amounts related to suppliers participating in the SCF Program are recorded within "Accounts payable" in our Condensed Consolidated Balance Sheets, and the associated payments are included in "Net cash provided by operating activities from continuing operations" within our Condensed Consolidated Statements of Cash Flows. Included in "Accounts payable" in the Condensed Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022 were $24.3 million and $9.7 million of outstanding payment obligations, respectively, that were sold to the financial institution by participating suppliers.

### Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segments expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption will modify our disclosures but is not expected to have a material effect on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The adoption will modify our disclosures but is not expected to have a material effect on our consolidated financial statements.

### Note 3:    Discontinued Operations

Discontinued operations consist of two formerly-owned businesses, Specialty Vehicle Technologies ("SVT" or "Club Car") and High Pressure Solutions ("HPS"). The results of operations, financial positions and cash flows of these businesses are reported as discontinued operations for all periods presented in these consolidated financial statements.

### Specialty Vehicle Technologies

On April 9, 2021, the Company entered into an agreement to sell Club Car to private equity firm Platinum Equity Advisors, LLC ("Platinum Equity") for $1.68 billion in cash. The sale was substantially completed on June 1, 2021 and concluded in the third quarter of 2022.

### High Pressure Solutions

On February 14, 2021, the Company entered into an agreement to sell its majority interest in High Pressure Solutions to private equity firm American Industrial Partners. In exchange for its majority interest of 55%, the Company received net cash proceeds of $278.3 million and retained a 45% common equity interest in the newly-formed entity comprising the HPS business. The Company expects to maintain this minority investment indefinitely and is unable to estimate when this interest may be disposed. This sale was substantially completed on April 1, 2021.

*Financial information of discontinued operations*

The results of operations of SVT and HPS are presented as discontinued operations for the years ended December 31, 2022 and 2021 as summarized below:

| | Specialty Vehicle Technologies | | High Pressure Solutions | | Total | |
|---|---|---|---|---|---|---|
| | 2022 | 2021 | 2022 | 2021 | 2022 | 2021 |
| **Revenues** | $ 6.6 | $ 430.9 | $ — | $ 71.9 | $ 6.6 | $ 502.8 |
| Cost of sales | 6.5 | 321.3 | — | 60.2 | 6.5 | 381.5 |
| **Gross Profit** | 0.1 | 109.6 | — | 11.7 | 0.1 | 121.3 |
| Selling and administrative expenses | 0.1 | 35.7 | — | 5.3 | 0.1 | 41.0 |
| Amortization of intangible assets | — | 10.4 | — | 2.4 | — | 12.8 |
| Loss (gain) on sale | (2.8) | (298.3) | — | 207.7 | (2.8) | (90.6) |
| Other operating expense, net | 0.7 | 18.1 | 1.6 | 19.0 | 2.3 | 37.1 |
| **Income (Loss) from Discontinued Operations Before Income Taxes** | 2.1 | 343.7 | (1.6) | (222.7) | 0.5 | 121.0 |
| Benefit for income taxes | (13.2) | 87.1 | (1.5) | (7.7) | (14.7) | 79.4 |
| **Income (Loss) from Discontinued Operations, Net of Tax** | $ 15.3 | $ 256.6 | $ (0.1) | $ (215.0) | $ 15.2 | $ 41.6 |

The significant non-cash operating items and capital expenditures reflected in cash flows of discontinued operations for the years ended December 31, 2022 and 2021 include the following:

| | Specialty Vehicle Technologies | | High Pressure Solutions | | Total | |
|---|---|---|---|---|---|---|
| | 2022 | 2021 | 2022 | 2021 | 2022 | 2021 |
| Loss (gain) on sale | $ (2.8) | $ (298.3) | $ — | $ 207.7 | $ (2.8) | $ (90.6) |
| Depreciation and amortization | — | 14.8 | — | 4.0 | — | 18.8 |
| Stock-based compensation expense | — | 8.2 | — | 2.7 | — | 10.9 |
| Capital expenditures | — | 1.6 | — | 0.3 | — | 1.9 |

**Note 4: Acquisitions**

*2023 Acquisitions*

On January 3, 2023, the Company completed the acquisition of SPX FLOW's Air Treatment business ("Air Treatment") for cash consideration of $519.0 million. The business is a manufacturer of desiccant and refrigerated dryers, filtration systems and purifiers for dehydration in compressed air. The acquisition is intended to expand the Company's offerings of compressor system components through globally recognized brands. The Air Treatment business has been reported within the Industrial Technologies and Services segment. The goodwill arising from the acquisition is attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. Substantially all of this goodwill is not expected to be deductible for tax purposes.

On February 1, 2023, the Company acquired Paragon Tank Truck Equipment ("Paragon"), a provider of solutions used for loading and unloading dry bulk and liquid tanks on and off of trucks, for cash consideration of $42.2 million. Paragon has been reported within the Industrial Technologies and Services segment.

On April 1, 2023, the Company acquired EcoPlant Technological Innovation Ltd. ("EcoPlant"), for initial cash consideration of $29.5 million and contingent consideration of up to $17.0 million. EcoPlant is a provider of a software-as-a-service platform that dynamically controls compressed air systems to optimize performance and resource consumption. EcoPlant has been reported within the Industrial Technologies and Services segment.

On August 18, 2023, the Company completed the acquisition of Howden Roots LLC ("Roots"), for cash consideration of $292.5 million. Roots is a leading manufacturer of engineered rotary and centrifugal blowers with an iconic brand developed over more than 160 years. The acquisition is intended to expand the Company's blower product portfolio and benefit from Roots' robust technical capabilities and exposure to growing sustainability-related applications. Roots has been reported within the Industrial Technologies and Services segment. The goodwill arising from the acquisition is attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. This goodwill is expected to be deductible for tax purposes.

The Company acquired 10 additional businesses in 2023 for aggregate consideration of $83.3 million. These primarily consist of manufacturers and distributors of existing and adjacent offerings in the Industrial Technologies and Services segment.

Of the goodwill recognized on our 2023 acquisitions, $159.9 million is expected to be deductible for tax purposes.

The following table summarizes the allocation of consideration for all businesses acquired in 2023 to the fair values of identifiable assets acquired and liabilities assumed at the acquisition dates. Initial accounting for Air Treatment is complete. Initial accounting for all other acquisitions completed in 2023, including Roots, is substantially complete and any further measurement period adjustments are not expected to be material.

| | Air Treatment | Roots | All Others | Total |
|---|---|---|---|---|
| Accounts receivable | $ 26.1 | $ 14.5 | $ 11.8 | $ 52.4 |
| Inventories | 43.9 | 34.2 | 21.1 | 99.2 |
| Other current assets | 2.1 | 2.9 | 6.2 | 11.2 |
| Property, plant and equipment | 18.4 | 42.1 | 5.0 | 65.5 |
| Goodwill | 279.9 | 106.6 | 125.0 | 511.5 |
| Other intangible assets | 238.6 | 116.9 | 25.4 | 380.9 |
| Other noncurrent assets | 7.6 | 4.5 | 0.4 | 12.5 |
| Total current liabilities | (35.9) | (27.1) | (19.1) | (82.1) |
| Deferred tax liabilities | (54.8) | — | (3.7) | (58.5) |
| Other noncurrent liabilities | (6.9) | (2.1) | (4.3) | (13.3) |
| Total consideration | $ 519.0 | $ 292.5 | $ 167.8 | $ 979.3 |

*Acquisition Revenues and Operating Income*

The revenues and operating income included in the consolidated financial statements for these acquisitions subsequent to their acquisition date were $293.7 million and $16.1 million, respectively, for the year ended December 31, 2023.

**2022 Acquisitions**

On February 1, 2022, the Company acquired Houdstermaatschappij Jorc B.V. ("Jorc"), a manufacturer of condensate management products, for aggregate cash consideration of $30.2 million. Jorc has been reported in the Industrial Technologies and Services segment from the date of acquisition.

On September 1, 2022, the Company acquired Westwood Technical Limited ("Westwood Technical"), a control and instrumentation specialist based in the United Kingdom with unique Industrial Internet of Things (IIoT) capabilities, for aggregate cash consideration of $8.1 million and contingent consideration of up to $9.3 million. Westwood Technical has been reported in the Precision and Science Technologies segment from the date of acquisition.

On September 1, 2022, the Company acquired Holtec Gas Systems LLC ("Holtec"), a nitrogen generator manufacturer, for cash consideration of $13.0 million. Holtec has been reported in the Industrial Technologies and Services segment from the date of acquisition.

On September 1, 2022, the Company acquired Hydro Prokav Pumps (India) Private Limited ("Hydro Prokav") for cash consideration of $14.0 million. Hydro Prokav has been reported in the Precision and Science Technologies segment from the date of acquisition.

On October 1, 2022, the Company acquired Dosatron International L.L.C ("Dosatron International"), a technology solutions provider of water powered dosing pumps and systems, for cash consideration of $89.5 million and contingent consideration of up to $14.7 million. Dosatron International has been reported in the Precision and Science Technologies segment from the date of acquisition.

On November 1, 2022, the Company acquired Pedro Gil Construcciones Mecanicas, S.L. ("Pedro Gil"), a manufacturer of positive displacement blowers, pumps and vacuum systems in the Spanish market, for aggregate cash consideration of $18.4 million. Pedro Gil has been reported in the Industrial Technologies and Services segment from the date of acquisition.

On December 1, 2022, the Company acquired Everest Blowers Private Limited and Everest Blower Systems Private Limited (collectively, "Everest Group"), the Indian market leader for customized blower and vacuum pump solutions, for $75.3 million aggregate cash consideration and estimated contingent consideration of $12.1 million. Everest Group has been reported in the Industrial Technologies and Services segment from the date of acquisition.

Other acquisitions completed during the year ended December 31, 2022 include multiple sales and service businesses and a manufacturer in the Industrial Technologies and Services segment. The aggregate consideration for these acquisitions was $19.9 million.

The following table summarizes the allocation of consideration for all businesses acquired in 2022 to the fair values of identifiable assets acquired and liabilities assumed at the acquisition dates. Initial accounting for all 2022 acquisitions is complete.

|  | Dosatron International | All others | Total Consideration |
|---|---|---|---|
| Accounts receivable | $ 1.8 | $ 16.2 | $ 18.0 |
| Inventories | 6.2 | 20.4 | 26.6 |
| Other current assets | 0.1 | 1.3 | 1.4 |
| Property, plant and equipment | 0.3 | 8.9 | 9.2 |
| Goodwill | 57.4 | 151.9 | 209.3 |
| Other intangible assets | 41.9 | 43.0 | 84.9 |
| Other noncurrent assets | 13.8 | 0.9 | 14.7 |
| Total current liabilities | (3.5) | (30.7) | (34.2) |
| Deferred tax liabilities | (13.8) | (9.7) | (23.5) |
| Other noncurrent liabilities | — | (1.9) | (1.9) |
| Total consideration | $ 104.2 | $ 200.3 | $ 304.5 |

*Acquisition Revenues and Operating Income*

The revenues included in the consolidated financial statements for these acquisitions subsequent to their acquisition date were $124.4 million and $38.4 million, respectively, for the years ended December 31, 2023 and 2022. The operating income included in the consolidated financial statements for these acquisitions subsequent to their acquisition date was $19.5 million and $3.4 million, respectively, for the years ended December 31, 2023 and 2022.

*2021 Acquisitions*

The Company acquired multiple businesses during the year ended December 31, 2021. Pro forma information has not been provided as the acquisitions did not have a material impact on the Company's Consolidated Statements of Operations individually or in the aggregate. The revenues and operating income of each of the acquisitions below are included in the Company's consolidated financial statements from the acquisition date.

On January 31, 2021, the Company acquired the Vacuum and Blower Systems division of Tuthill Corporation for cash consideration of $184.0 million. The business operates under the tradenames M-D Pneumatics and Kinney Vacuum Pumps and is a leader in the design and manufacture of positive displacement blowers, mechanical vacuum pumps, vacuum boosters and engineered blower and vacuum systems. The acquisition is intended to expand the product portfolio of the Industrial Technologies and Services segment with complementary technologies and applications. The goodwill arising from the acquisition is attributable to the expected cost synergies, anticipated growth of new and existing customers, and the assembled workforce. The goodwill resulting from this acquisition is deductible for tax purposes.

On July 30, 2021, the Company acquired Maximus Solutions for cash consideration of $111.0 million, net of cash acquired. The business is a provider of digital controls and Industrial Internet of Things (IIoT) production management systems for the agritech software and controls market. The acquisition is intended to expand product and service offerings of the Precision and Science Technologies segment into attractive end markets and contribute to growth in digital and connected solutions. The goodwill arising from the acquisition is attributable to synergies expected from building on Maximus's expertise in digital controls and IIoT systems and from anticipated growth from existing and new customers. None of this goodwill is deductible for tax purposes.

On August 31, 2021, the Company acquired Seepex GmbH ("Seepex") for cash consideration of $482.1 million, net of cash acquired. Seepex is a global leader in progressive cavity pump solutions. The acquisition expands the product portfolio of the

Precision and Science Technologies segment with offerings that primarily serve the water, wastewater, food and beverage, and chemical end markets. The goodwill arising from the acquisition is attributable to the expected cost synergies, anticipated growth of new and existing customers, and the assembled workforce. None of this goodwill is deductible for tax purposes.

On October 29, 2021, the Company acquired Air Dimensions Inc. for cash consideration of $70.8 million. The business designs, manufactures and sells vacuum diaphragm pumps primarily for environmental applications. The acquisition is intended to expand the product portfolio of the Precision and Science Technologies segment and further penetrate end markets such as emission monitoring, biogas, utility and chemical processing. The goodwill arising from the acquisition is attributable to growth expected from product and channel synergies and to the assembled workforce. The goodwill resulting from this acquisition is deductible for tax purposes.

On December 1, 2021, the Company acquired the assets of Tuthill Corporation's Pump Group for cash consideration of $84.8 million. The business is a market leader in gear and piston pump solutions. The acquisition is intended to complement existing brands and technologies in the Precision and Science Technologies segment and further penetrate high growth end markets, including life and sciences, food and beverage, medical and water and wastewater treatment. The goodwill arising from the acquisition is attributable to revenue growth and cost savings opportunities and to the assembled workforce. The majority of the goodwill resulting from this acquisition is deductible for tax purposes.

Other acquisitions completed during the year ended December 31, 2021 include multiple sales and service businesses and a manufacturer of air purity analysis equipment in the Industrial Technologies and Services segment and a pump technology business in the Precision and Science Technologies segment. The aggregate consideration for these acquisitions was $44.6 million.

The following table summarizes the allocation of consideration to the fair values of identifiable assets acquired and liabilities assumed at the acquisition date.

| | Seepex | M-D Pneumatics and Kinney Vacuum Pumps | Maximus Solutions | All Others | Total Consideration |
|---|---|---|---|---|---|
| Accounts receivable | $ 24.9 | $ 4.8 | $ 4.3 | $ 9.4 | $ 43.4 |
| Inventories | 42.4 | 3.8 | 2.9 | 10.1 | 59.2 |
| Other current assets | 1.9 | 0.2 | 0.2 | 0.3 | 2.6 |
| Property, plant and equipment | 40.6 | 16.2 | 2.1 | 15.0 | 73.9 |
| Goodwill | 249.0 | 81.5 | 75.9 | 79.6 | 486.0 |
| Other intangible assets | 239.2 | 82.5 | 39.5 | 95.9 | 457.1 |
| Other noncurrent assets | 1.4 | — | — | — | 1.4 |
| Total current liabilities | (35.1) | (3.5) | (2.4) | (4.1) | (45.1) |
| Deferred tax liabilities | (75.6) | — | (11.3) | (4.2) | (91.1) |
| Other noncurrent liabilities | (6.6) | (1.5) | (0.2) | (1.8) | (10.1) |
| Total consideration | $ 482.1 | $ 184.0 | $ 111.0 | $ 200.2 | $ 977.3 |

*Acquisition Revenues and Operating Income*

The revenues included in the consolidated financial statements for these acquisitions subsequent to their acquisition date were $369.5 million, $356.1 million and $145.9 million, respectively, for the years ended December 31, 2023, 2022 and 2021. The operating income (loss) included in the consolidated financial statements for these acquisitions subsequent to their acquisition date was $45.9 million, $31.8 million and $(4.5) million, respectively, for the years ended December 31, 2023, 2022 and 2021.

**Note 5:     Restructuring**

*2023 Actions*

The Company continues to undertake restructuring actions to optimize our cost structure. Charges incurred from actions taken in 2023 include workforce restructuring, facility consolidation and other exit and disposal costs. For the year ended December 31, 2023, we recognized expense of $10.8 million within Industrial Technologies and Services, $4.3 million within Precision and Science Technologies, and $0.4 million in Corporate related to the 2023 actions.

*Prior Year Actions*

Subsequent to the acquisition of and merger with the Industrial business of Ingersoll-Rand plc ("Ingersoll Rand Industrial") in 2020 (the "Merger"), the Company announced a restructuring program ("2020 Plan") to create efficiencies and synergies, reduce the number of facilities and optimize operating margin within the merged Company. Through December 31, 2023, we have recognized cumulative expense related to the 2020 Plan of $130.1 million, comprising $103.1 million, $15.4 million and $11.6 million for Industrial Technologies and Services, Precision and Science Technologies and Corporate, respectively. The Company does not expect remaining expense under the 2020 Plan to be material.

For the years ended December 31, 2023, 2022 and 2021, "Restructuring charges, net" were recognized within "Other operating expense, net" in the Consolidated Statements of Operations and consisted of the following.

| | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|
| Industrial Technologies and Services | $ | 15.1 | $ | 20.1 | $ | 8.4 |
| Precision and Science Technologies | | 4.1 | | 8.7 | | — |
| Corporate | | 0.7 | | 0.5 | | 5.0 |
| Restructuring charges, net | $ | 19.9 | $ | 29.3 | $ | 13.4 |

The following table summarizes the activity associated with the Company's restructuring programs (included in "Accrued liabilities" in the Consolidated Balance Sheets) for the years ended December 31, 2023 and 2022.

| | 2023 | | 2022 |
|---|---|---|---|
| Balance at beginning of period | $ | 14.9 | $ | 12.3 |
| Charged to expense - termination benefits | | 13.0 | | 16.9 |
| Charged to expense - other[1] | | 4.2 | | 6.4 |
| Payments | | (17.1) | | (20.6) |
| Foreign currency translation and other | | 0.5 | | (0.1) |
| Balance at end of period | $ | 15.5 | $ | 14.9 |

(1) Excludes $2.7 million and $6.0 million of non-cash charges that impacted restructuring expense but not the restructuring liabilities during the years ended December 31, 2023 and 2022, respectively.

**Note 6:     Allowance for Credit Losses**

The following table summarized the activity associated with allowance for credit losses for the years ended December 31, 2023, 2022 and 2021.

| | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|
| Balance at beginning of period | $ | 47.2 | $ | 42.3 | $ | 50.9 |
| Provision (benefit) charged to expense[1] | | 9.4 | | 10.1 | | (4.3) |
| Write-offs, net of recoveries | | (3.3) | | (3.2) | | (3.8) |
| Foreign currency translation and other | | 0.5 | | (2.0) | | (0.5) |
| Balance at end of period | $ | 53.8 | $ | 47.2 | $ | 42.3 |

(1) In the fourth quarter of 2021, the Company adjusted its allowance for credit losses in certain major portions of the business due to improved collection experience and reduction of past due receivables. The impact of these updates was a $6.6 million reduction in the allowance, with a corresponding benefit within "Selling and administrative expenses."

**Note 7:    Inventories**

Inventories as of December 31, 2023 and 2022 consisted of the following.

| | 2023 | 2022 |
|---|---|---|
| Raw materials, including parts and subassemblies | $ 590.7 | $ 625.0 |
| Work-in-process | 145.1 | 122.2 |
| Finished goods | 337.8 | 338.7 |
| | 1,073.6 | 1,085.9 |
| LIFO reserve | (72.5) | (60.5) |
| Inventories | $ 1,001.1 | $ 1,025.4 |

At December 31, 2023 and 2022, 37% and 42%, respectively, of total inventory is accounted for on a last-in, first-out ("LIFO") basis.

**Note 8:    Property, Plant and Equipment**

Property, plant and equipment, net as of December 31, 2023 and 2022 consisted of the following.

| | 2023 | 2022 |
|---|---|---|
| Land and land improvements | $ 67.7 | $ 64.6 |
| Buildings | 337.1 | 298.2 |
| Machinery and equipment | 655.8 | 556.6 |
| Office furniture and equipment | 71.0 | 63.1 |
| Construction in progress | 80.6 | 59.3 |
| | 1,212.2 | 1,041.8 |
| Accumulated depreciation | (500.8) | (417.4) |
| Property, plant and equipment, net | $ 711.4 | $ 624.4 |

**Note 9:    Goodwill and Other Intangible Assets**

*Goodwill*

The changes in the carrying amount of goodwill attributable to each reportable segment for the years ended December 31, 2023 and 2022 are as follows.

| | Industrial Technologies and Services | Precision and Science Technologies | Total |
|---|---|---|---|
| Balance as of December 31, 2021 | $ 4,177.3 | $ 1,804.3 | $ 5,981.6 |
| Acquisitions | 121.5 | 86.4 | 207.9 |
| Foreign currency translation and other[1] | (76.3) | (49.0) | (125.3) |
| Balance as of December 31, 2022 | 4,222.5 | 1,841.7 | 6,064.2 |
| Acquisitions | 509.1 | 2.4 | 511.5 |
| Foreign currency translation and other[1] | 21.9 | 12.1 | 34.0 |
| Balance as of December 31, 2023 | $ 4,753.5 | $ 1,856.2 | $ 6,609.7 |

(1) Includes measurement period adjustments.

The Company acquired multiple businesses during the year ended December 31, 2023. The excess of the purchase price over the estimated fair values of intangible assets, identifiable assets and assumed liabilities was recorded as goodwill. The allocation of the purchase price was preliminary for certain of these acquisitions and is subject to refinement based on final fair values of the identified assets acquired and liabilities assumed. The goodwill attributable to these businesses is as follows.

| 2023 Acquisitions | Industrial Technologies and Services | Precision and Science Technologies | Total |
|---|---|---|---|
| Air Treatment | $ 279.9 | $ — | $ 279.9 |
| Roots | 106.6 | — | 106.6 |
| Other acquisitions | 122.6 | 2.4 | 125.0 |
| | $ 509.1 | $ 2.4 | $ 511.5 |

The Company acquired several businesses during the year ended December 31, 2022. The excess of the purchase price over the estimated fair values of intangible assets, identifiable assets and assumed liabilities was recorded as goodwill. The goodwill attributable to these businesses is as follows.

| 2022 Acquisitions | Industrial Technologies and Services | Precision and Science Technologies | Total |
|---|---|---|---|
| Dosatron International | $ — | $ 57.4 | $ 57.4 |
| Other acquisitions | 121.5 | 29.0 | 150.5 |
| | $ 121.5 | $ 86.4 | $ 207.9 |

As of December 31, 2023 and 2022, goodwill included a total of $220.6 million of accumulated impairment losses within the Industrial Technologies and Services segment related to impairments recognized in and prior to 2015.

*Goodwill Impairment Tests*

Consistent with our accounting policy described in Note 1, we performed our annual goodwill impairment testing as of the first day of our fiscal fourth quarters of 2023, 2022 and 2021. For the years ended December 31, 2023, 2022 and 2021, each reporting unit's fair value was in excess of its net carrying value, and therefore, no goodwill impairment was recorded.

*Other Intangible Assets*

Other intangible assets as of December 31, 2023 and 2022 consisted of the following.

| | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Amortized intangible assets: | | | | | | |
| Customer lists and relationships | $ 3,279.3 | $ (1,585.4) | $ 1,693.9 | $ 3,029.0 | $ (1,286.1) | $ 1,742.9 |
| Technology | 413.8 | (178.9) | 234.9 | 360.0 | (124.5) | 235.5 |
| Tradenames | 52.2 | (27.9) | 24.3 | 46.2 | (22.7) | 23.5 |
| Backlog | 3.0 | (1.3) | 1.7 | 1.0 | (0.3) | 0.7 |
| Other | 117.1 | (104.1) | 13.0 | 113.7 | (93.2) | 20.5 |
| Unamortized intangible assets: | | | | | | |
| Tradenames | 1,643.3 | — | 1,643.3 | 1,555.5 | — | 1,555.5 |
| Total other intangible assets | $ 5,508.7 | $ (1,897.6) | $ 3,611.1 | $ 5,105.4 | $ (1,526.8) | $ 3,578.6 |

Amortization of intangible assets was $367.5 million, $347.6 million and $332.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Amortization of intangible assets is anticipated to be approximately $370 million in 2024, $290 million in 2025, $230 million in each of 2026 and 2027 and $200 million in 2028 based upon currency exchange rates as of December 31, 2023.

*Other Intangible Asset Impairment Tests*

Consistent with our accounting policy described in Note 1, we performed our annual intangible asset impairment testing as of the first day of our fiscal fourth quarters of 2023, 2022 and 2021. For the years ended December 31, 2023, 2022 and 2021, each tradename's fair value was in excess of its net carrying value, and therefore, no impairment was recorded.

**Note 10:    Accrued Liabilities**

Accrued liabilities as of December 31, 2023 and 2022 consisted of the following:

| | 2023 | 2022 |
|---|---|---|
| Salaries, wages and related fringe benefits | $ 262.4 | $ 223.3 |
| Contract liabilities | 331.2 | 305.6 |
| Product warranty | 61.9 | 46.2 |
| Operating lease liabilities | 41.6 | 39.6 |
| Restructuring | 15.5 | 14.9 |
| Taxes | 78.4 | 63.3 |
| Accrued interest | 33.1 | 1.2 |
| Other | 171.4 | 164.7 |
| Total accrued liabilities | $ 995.5 | $ 858.8 |

A reconciliation of the changes in the accrued product warranty liability for the years ended December 31, 2023 and 2022 is as follows.

| | 2023 | 2022 |
|---|---|---|
| Balance at beginning of period | $ 46.2 | $ 42.5 |
| Product warranty accruals | 44.4 | 20.4 |
| Acquired warranty | 2.2 | — |
| Settlements | (31.2) | (14.8) |
| Foreign currency translation and other | 0.3 | (1.9) |
| Balance at end of period | $ 61.9 | $ 46.2 |

**Note 11: Debt**

Debt as of December 31, 2023 and 2022 consisted of the following.

| | 2023 | 2022 |
|---|---|---|
| **Short-term borrowings** | $ 1.0 | $ 4.5 |
| **Long-term debt** | | |
| Dollar Term Loan B, due 2027[1][2] | $ 347.7 | $ 1,846.3 |
| Dollar Term Loan, due 2027[1][2] | 892.3 | 901.4 |
| 5.400% Senior Notes due 2028[1] | 498.2 | — |
| 5.700% Senior Notes due 2033[1] | 992.6 | — |
| Finance leases and other long-term debt | 15.2 | 22.2 |
| Unamortized debt issuance costs | (23.4) | (21.8) |
| Total long-term debt, net, including current maturities | 2,722.6 | 2,748.1 |
| Current maturities of long-term debt | 29.6 | 32.0 |
| Total long-term debt, net | $ 2,693.0 | $ 2,716.1 |

(1)  This amount is net of unamortized discounts. Total unamortized discounts were $9.9 million and $2.1 million as of December 31, 2023 and 2022, respectively.

(2)  As of December 31, 2023, the applicable interest rate was 7.21% and the weighted-average rate was 6.87% for the year ended December 31, 2023.

*Senior Notes*

On August 14, 2023, the Company completed its issuance of $1,500.0 million in aggregate principal amount of senior unsecured notes comprised of $500.0 million aggregate principal amount of 5.400% Senior Notes due August 2028 (the "2028 Senior Notes") and $1,000.0 million aggregate principal amount of 5.700% Senior Notes due August 2033 (the "2033 Senior Notes" and, together with the 2028 Senior Notes, the "Senior Notes"). The Company used the proceeds of the offering of the Senior Notes to repay a portion of the amounts outstanding under its Senior Secured Credit Facilities. The Senior Notes were issued pursuant to a base indenture, each dated as of August 14, 2023, between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), as supplemented by a 2028 Supplemental Indenture No. 1 with respect to the 2028 Senior Notes and a 2033 Senior Notes Supplemental Indenture No. 1 with respect to the 2033 Senior Notes, each dated as of August 14, 2023, between the Company and the Trustee (collectively, the "Indenture"). The interest payment dates for the Senior Notes are February 14 and August 14 of each year, with interest payable in arrears.

The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's other senior unsecured indebtedness, senior in right of payment to all of the Company's subordinated indebtedness, and effectively junior to all of the indebtedness and other liabilities of the Company's subsidiaries (including the obligations of the Company's subsidiaries under the Senior Secured Credit Facilities and to all of the Company's secured indebtedness (including the Company's obligations under the Senior Secured Credit Facilities) to the extent of the value of the assets securing such secured indebtedness.

Prior to (i) July 14, 2028, in the case of the 2028 Senior Notes, and (ii) May 14, 2033, in the case of the 2033 Senior Notes, the Company may redeem the Senior Notes of a series at its option, in whole or in part, at any time from time to time, at a "make-whole" premium, plus accrued and unpaid interest thereon to, but not including, the redemption date. On or after (i) July 14, 2028, in the case of the 2028 Senior Notes, and (ii) May 14, 2033, in the case of the 2033 Senior Notes, the Company may redeem the Senior Notes of a series at its option, in whole or in part, at any time from time to time, at a price equal to 100% of the principal amount of the Senior Notes of such series to be redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date. If the Company experiences certain types of change of control transactions, the Company must offer to repurchase the Senior Notes at 101% of the aggregate principal amount of the Senior Notes repurchased (or such higher amount as the Company may determine) plus accrued and unpaid interest thereon to, but not including, the date of repurchase.

The Indenture contains covenants that limit the Company's (and its subsidiaries') ability to, among other things: (i) create liens on certain assets; (ii) consolidate, merge, sell or otherwise dispose of all or substantially all of its consolidated assets; and (iii) enter into sale and leaseback transactions with respect to certain assets. The Indenture also contains customary events of default and covenants for an issuer of investment grade debt securities.

*Senior Secured Credit Facilities*

The Company entered into a senior secured credit agreement with UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (the "Senior Secured Credit Facilities") on July 30, 2013.

The Senior Secured Credit Facilities entered into on July 30, 2013 provided senior secured financing in the equivalent of approximately $2,825.0 million, consisting of: (i) a senior secured term loan facility denominated in U.S. Dollars (the "Original Dollar Term Loan Facility") in an aggregate principal amount of $1,900.0 million; (ii) a senior secured term loan facility denominated in Euros (the "Original Euro Term Loan Facility") in an aggregate principal amount of €400.0 million; and (iii) a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $400.0 million available to be drawn in U.S. dollars ("USD"), Euros ("EUR"), Great British Pounds ("GBP") and other reasonably acceptable foreign currencies, subject to certain sublimits for the foreign currencies. The Revolving Credit Facility included borrowing capacity available for letters of credit up to $200.0 million and for borrowings on same-day notice, referred to as swingline loans.

The borrower of the Dollar Term Loan Facility and the Euro Term Loan Facility is Gardner Denver, Inc. Prior to the Company entering into Amendment No. 1, GD German Holdings II GmbH became an additional borrower and successor in interest to Gardner Denver Holdings GmbH & Co. KG. GD German Holdings II GmbH, GD First (UK) Limited and Gardner Denver, Inc. were the listed borrowers under the Revolving Credit Facility.

The Company entered into Amendment No. 1 to the Senior Secured Credit Facilities with UBS AG, Stamford Branch, as administrative agent, and the lenders and other parties thereto on March 4, 2016 ("Amendment No.1"), Amendment No. 2 on August 17, 2017 ("Amendment No.2") and Amendment No. 3 on December 13, 2018 ("Amendment No.3").

Amendment No. 1 reduced the aggregate principal borrowing capacity of the Revolving Credit Facility by $40.0 million to $360.0 million, extended the term of the Revolving Credit Facility to April 30, 2020 with respect to consenting lenders and provided for customary bail-in provisions to address certain European regulatory requirements. On July 30, 2018, the Revolving Credit Facility principal borrowing capacity decreased to $269.9 million resulting from the maturity of the tranches of the Revolving Credit Facility which were owned by lenders that elected not to modify the original Revolving Credit Facility maturity date. Amendment No. 1 reduced the minimum aggregate principal amount for extension amendments to the facilities from $50.0 million to $35.0 million.

Amendment No. 2 refinanced the Original Dollar Term Loan Facility with a replacement $1,285.5 million senior secured U.S. dollar term loan facility (the "New Dollar Term Loan Facility") and the Original Euro Term Loan Facility with a replacement €615.0 million senior secured euro term loan facility (the "New Euro Term Loan Facility"). Further the maturity for both term loan facilities was extended to July 30, 2024 and LIBOR Floor was reduced from 1.0% to 0.0%.

Amendment No. 3 amended the definition of "Change of Control" to (i) remove the requirement that certain specified equity holders maintain a minimum ownership level of the outstanding voting stock of the Company, (ii) increase the threshold at which the acquisition of ownership by a person, entity or group of other equity holders constitutes a "Change of Control" from 35% of the outstanding voting stock of the Company to 50% of the outstanding voting stock of the Company and (iii) make certain other corresponding technical changes and updates.

The Company entered into Amendment No. 4 to the Senior Secured Credit Facilities with UBS AG, Stamford Branch, as Resigning Agent and Citibank, N.A. as Successor Agent on June 28, 2019 ("Amendment No. 4"). Amendment No. 4 (i) refinanced the existing senior secured revolving credit facility with a replacement $450.0 million senior secured revolving credit facility (the "New Revolving Credit Facility"); (ii) extended the maturity of the revolving credit facility to June 28, 2024, (iii) terminated the revolving credit facility commitments of certain lenders under the existing senior secured revolving credit facility under the Senior Secured Credit Facilities, (iv) provided for up to $200.0 million of the New Revolving Credit Facility to be available for the purpose of issuing letters of credit; (v) provided for the replacement of GD First (UK) Limited by Gardner Denver Holdings, Ltd. as the UK Borrower under the Senior Secured Credit Facilities; (vi) transferred the Administrative Agent, Collateral Agent and Swingline Lender roles under the Senior Secured Credit Facilities to Citibank, N.A; and (vii) made certain other corresponding technical changes and updates. At the consummation of the merger between Gardner Denver Holdings, Inc., and Ingersoll-Rand plc, Amendment No. 4 increased the aggregate amount of the New Revolving Credit Facility to $1,000.0 million and increased the capacity under the New Revolving Credit Facility to issue letters of credit to $400.0 million.

On February 28, 2020, the Company entered into Amendment No. 5 to the Credit Agreement ("Amendment No. 5"). Amendment No. 5 refinanced the existing New Dollar Term Loan Facility and New Euro Term Loan Facility. The proceeds from the replacement $927.6 million Dollar Term Loan ("Dollar Term Loan") and replacement €601.2 million Euro Term Loan ("Euro Term Loan") were used to refinance the outstanding New Dollar Term Loan Facility and New Euro Term Loan Facility. The proceeds from the Dollar Term Loan and the Euro Term Loan were reduced by an original issue discount of $1.2 million and €0.8 million, respectively. The Euro Term Loan and Dollar Term Loan will mature on February 28, 2027. The refinancing of the New Dollar Term Loan and the New Euro Term Loan resulted in the write off of unamortized debt issuance costs of $2.0 million which was presented within "Loss on extinguishment of debt" in the Consolidated Statements of Operations.

At the time of the acquisition of Ingersoll Rand Industrial, the Credit Agreement was amended to include an additional $1,900.0 million senior secured term loan ("Dollar Term Loan B") by and among Ingersoll-Rand Services Company, as the borrower, the lenders party thereto and Citi, as the administrative agent. Further, Ingersoll-Rand Services Company, the borrower with respect to the Dollar Term Loan B, was designated as an additional borrower under the Credit Agreement. The Dollar Term Loan B and the Dollar Term Loan and the Euro Term Loan have guarantees from the same credit parties and are secured by the same collateral. The Dollar Term Loan B will mature on February 28, 2027. The proceeds from the $1,900.0 million Dollar Term Loan B were reduced by a $2.4 million original issue discount.

On February 29, 2020, the aggregate amount of the Revolving Credit Facility increased to $1,000.0 million and the capacity under the Revolving Credit Facility to issue letters of credit increased to $400.0 million.

On June 29, 2020, the Company entered into Amendment No. 6 to the Credit Agreement ("Amendment No. 6"). Amendment No. 6 (i) provided for $400.0 million of incremental term loans ("Dollar Term Loan Series A"), reduced by an original issue discount of $6.0 million, and (ii) established an increase of $100.0 million to the Revolving Credit Facility, bringing the total sum of the Revolving Credit Facility to $1,100.0 million. The proceeds were expected to be used for general business purposes, including providing incremental liquidity in the event of a prolonged adverse impact of the COVID-19 pandemic. On September 30, 2021, the Company elected to prepay the Dollar Term Loan Series A outstanding principal balance of $396.0 million using cash on hand. The prepayment resulted in the write-off of unamortized debt issuance costs and unamortized issuance discount of $9.0 million which was recognized in "Loss on extinguishment of debt" in the Consolidated Statements of Operations.

On December 28, 2021, Gardner Denver, Inc. entered into Amendment No. 7 to the Credit Agreement ("Amendment No. 7"). Amendment No. 7 was entered into pursuant to the terms of the Senior Secured Credit Facilities to provide for (i) the change of the underlying rate for borrowings denominated in GBP from a LIBOR-based rate to a SONIA-based rate (Sterling Overnight Index Average), subject to certain adjustments and terms specified in Amendment No. 7, (ii) the change of the underlying rate for borrowings denominated in EUR from a LIBOR-based rate to a EURIBOR-based rate, subject to certain adjustments and terms specified in Amendment No. 7, and (iii) certain other updates and corresponding changes regarding successor interest rates to LIBOR.

The Senior Secured Credit Facilities provide that the Company will have the right at any time to request incremental term loans and/or revolving commitments in an aggregate principal amount of up to (i) the greater of (a) $1,600 million and (b) 100% of Consolidated EBITDA (as defined in the Senior Secured Credit Facilities) for the most recently ended four consecutive fiscal quarter period plus (ii) voluntary prepayments and voluntary commitment reductions of the Senior Secured Credit Facilities and certain other permitted indebtedness prior to the date of any such incurrence plus (iii) an additional amount equal to (a) in the case of incremental loans and/or commitments that are secured on an equal priority basis with the Senior Secured Credit Facilities, an amount such that after giving effect to the incurrence of such additional amount, the Company does not exceed a Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) of 4.50 to 1.00 or the Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio immediately prior to any such incurrence and all transactions consummated in connection therewith or (b) in the case of incremental loans and/or commitments that are secured on a junior priority basis to the Senior Secured Credit Facilities, an amount such that after giving effect to the incurrence of such additional amount, the Company does not exceed a Consolidated Total Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) of 5.00 to 1.00 or the Consolidated Total Debt to Consolidated EBITDA Ratio immediately prior to any such incurrence and all transactions consummated in connection therewith. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide any such incremental commitments or loans, and any such addition of, or increase in commitments or loans, will be subject to certain customary conditions.

In April 2022, the Company and its lenders executed Amendment No. 8 to the Credit Agreement, the primary purpose of which was to change the reference rate for existing and new borrowings under the Credit Agreement by replacing LIBOR with the Secured Overnight Financing Rate.

On April 21 2023, the Company entered into Amendment No. 9 to the Credit Agreement, which (a) extended the maturity date for the revolving credit commitments from June 28, 2024 to April 21, 2028, (b) increased the aggregate revolving credit commitments from $1,100.0 million to $2,000.0 million, and (c) made certain other corresponding changes and updates. The amendment resulted in the write-off of unamortized debt issuance costs of $0.9 million which was recognized in "Loss on extinguishment of debt" in the Condensed Consolidated Statements of Operations.

In August 2023, the Company repaid a portion of the Dollar Term Loan B which resulted in the write-off of unamortized discounts and debt issuance costs of $12.6 million, which was recognized in "Loss on extinguishment of debt" in the Consolidated Statements of Operations.

As of December 31, 2023, the aggregate amount of commitments under the Revolving Credit Facility was $2,000.0 million and the capacity under the Revolving Credit Facility to issue letters of credit was $400.0 million. As of December 31, 2023, the Company had no outstanding borrowings, no outstanding letters of credit under the New Revolving Credit Facility and unused availability of $2,000.0 million.

*Interest Rate and Fees*

Borrowings under the Dollar Term Loan, Dollar Term Loan B, and Revolving Credit Facility (other than Revolving Credit Facility borrowings in GBP or EUR) bear interest at a rate equal to, at the Company's option, either (a) the greater of SOFR for the relevant interest period or 0.00% per annum, in each case adjusted for statutory reserve requirements, plus an applicable margin or (b) a base rate (the "Base Rate") equal to the highest of (1) the rate of interest publicly announced by the administrative agent as its prime rate in effect at its principal office, (2) the federal funds effective rate plus 0.50%, (3) SOFR for an interest period of one month, adjusted for statutory reserve requirements, plus 1.00% and (4) 1.00%, in each case, plus an applicable margin. Borrowings under the Euro Term Loan and Revolving Credit Facility borrowings in EUR (if any) bear interest at a rate equal to the greater of EURIBOR for the relevant interest period, or 0.00% per annum, in each case adjusted for statutory reserve requirements, plus an applicable margin. Borrowings under the Revolving Credit Facility in GBP (if any) bear interest at a rate equal to the greater of (a) daily simple SONIA plus an applicable spread adjustment or (b) 0.00% per annum, in each case adjusted for statutory reserve requirements, plus an applicable margin. The applicable margin for (i) the Dollar Term Loan is 1.75% for SOFR loans and 0.75% for base rate loans, (ii) the Dollar Term Loan B is 1.75% for SOFR loans and 0.75% for base rate loans, (iii) the Euro Term Loan is 2.00%, (iv) the Revolving Credit Facility is 2.00% for SOFR loans, EURIBOR loans and SONIA loans and 1.00% for Base Rate loans.

In addition to interest payments on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee of 0.375% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee reduces to 0.25% or 0.125% upon the achievement of a Level I or Level II status, respectively. Level I status means that the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) is less than or equal to 1.75 to 1.00. Level II status means that the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio is less than or equal to 1.50 to 1.00. The Company must also pay customary letter of credit fees.

*Prepayments*

The Senior Secured Credit Facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with (i) 50% of annual excess cash flow (as defined in the Senior Credit Facilities) commencing with the fiscal year ending December 31, 2021 (which percentage will be reduced to 25% if the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio is less than or equal to 2.25 to 1.00 but greater than 2.00 to 1.00, and which prepayment will not be required if the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio is less than or equal to 2.00 to 1.00), (ii) 100% of the net cash proceeds of non-ordinary asset sales or other dispositions of property, subject to reinvestment rights (which percentage will be reduced to 50% if the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio is less than or equal to 2.25 to 1.00 but greater than 2.00 to 1.00 and which prepayment will not be required if the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio is less than or equal to 2.00 to 1.00), and (iii) 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the Credit Agreement.

The mandatory prepayments will be applied to the scheduled installments of principal of the term loans in direct order of maturity.

The Company may voluntarily repay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, subject to certain customary conditions, including reimbursements of the lenders' redeployment costs actually incurred in the case of a prepayment of certain borrowings other than on the last day of the relevant interest period, provided that (i) any voluntary prepayment of the Dollar Term Loan, the Dollar Term Loan B or the Euro Term Loan prior to August 28, 2020, in connection with a repricing transaction would have been subject to a prepayment premium of 1.00% of the principal amount so prepaid and (ii) any voluntary prepayment of Dollar Term Loan Series A prior to December 29, 2020, in connection with a repricing transaction would have been subject to a prepayment premium of 1.00% of the principal amount so prepaid.

*Amortization and Final Maturity*

The Dollar Term Loan, Dollar Term Loan B and Euro Term Loan amortize in equal to quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of such term loan, with the balances payable on February 28, 2027.

*Guarantee and Security*

All obligations of the borrowers under the Senior Secured Credit Facilities are unconditionally guaranteed by the Company and all of its material, wholly-owned U.S. restricted subsidiaries, with customary exceptions including where providing such guarantees are not permitted by law, regulation or contract or would result in adverse tax consequences.

All obligations of the borrowers under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrowers and each guarantor, including but not limited to: (i) a perfected pledge of the capital stock issued by the borrowers and each subsidiary guarantor and (ii) perfected security interests in substantially all other tangible and intangible assets of the borrowers and the guarantors (subject to certain exceptions and exclusions). The obligations of the non-U.S. borrowers are secured by certain assets in jurisdictions outside of the United States.

*Certain Covenants and Events of Default*

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's ability to: incur additional indebtedness and guarantee indebtedness; create or incur liens; engage in mergers or consolidations; sell, transfer or otherwise dispose of assets; create limitations on subsidiary distributions; pay dividends and distributions or repurchase its own capital stock; and make investments, loans or advances, prepayments of junior financings, or other restricted payments.

The Revolving Credit Facility requires that, if the sum of the aggregate principle amount of all borrowings under the Revolving Credit Facility and non-cash collateralized letters of credit outstanding under the Revolving Credit Facility (less the amount of letters of credit outstanding as of June 28, 2019) exceeds 40% of the commitments under the Revolving Credit Facility, the Company's Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio shall not exceed 6.25 to 1.00 as of the last day of the fiscal quarter.

The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default.

### *Fair Value of Debt*

The fair value of the Company's debt instruments at December 31, 2023 was $2.8 billion. The Company measures the fair value of its debt instruments for disclosure purposes based upon observable market prices quoted on public exchanges for similar assets. These fair value inputs are considered Level 2 within the fair value hierarchy. See Note 20, "Fair Value Measurements" for information on the fair value hierarchy.

### *Total Debt Maturities*

Total debt maturities for the five years subsequent to December 31, 2023 and thereafter are $30.6 million, $30.0 million, $29.7 million, $1,157.3 million, $501.5 million and $1,007.8 million, respectively.

### Note 12:     Benefit Plans

### *Pension and Postretirement Benefit Plans*

The Company sponsors a number of pension and postretirement plans worldwide. Pension plan benefits are provided to employees under defined benefit pay-related and service-related plans, which are non-contributory in nature. The Company's funding policy for the U.S. defined benefit pension plans is to contribute at least the minimum required contribution required by Employee Retirement Income Security Act ("ERISA"), as amended by the Pension Protection Act of 2016 (as amended by MAP-21, HAFTA, and BBA 15). The Company intends to make contributions, as necessary, to prevent benefit restrictions in the plans. The Company's annual contributions to the non-U.S. pension plans are consistent with the requirements of applicable local laws.

The Company also provides postretirement healthcare and life insurance benefits to a limited group of current and retired employees, primarily in the United States. All of the Company's postretirement benefit plans are unfunded.

The following table provides a reconciliation of the changes in the benefit obligations and in the fair value of the plan assets for the periods described below.

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|---|---|
| **Reconciliation of Benefit Obligations:** | | | | | | |
| Beginning balance | $ 319.8 | $ 441.8 | $ 247.5 | $ 396.2 | $ 21.0 | $ 28.7 |
| Service cost | 0.1 | 4.4 | 2.6 | 3.3 | — | — |
| Interest cost | 15.7 | 11.3 | 11.1 | 5.9 | 0.9 | 0.7 |
| Plan amendments | — | — | 0.3 | — | — | — |
| Actuarial losses (gains)[1] | 6.0 | (105.0) | 3.3 | (112.0) | (1.0) | (5.0) |
| Benefit payments | (16.1) | (26.5) | (13.6) | (11.2) | (2.7) | (3.3) |
| Plan settlements | (31.5) | (6.2) | — | — | — | — |
| Effect of foreign currency exchange rate changes | — | — | 12.0 | (34.7) | 0.1 | (0.1) |
| Benefit obligations ending balance | $ 294.0 | $ 319.8 | $ 263.2 | $ 247.5 | $ 18.3 | $ 21.0 |
| **Reconciliation of Fair Value of Plan Assets:** | | | | | | |
| Beginning balance | $ 263.6 | $ 384.7 | $ 196.4 | $ 297.7 | | |
| Actual return on plan assets | 18.7 | (92.5) | 6.7 | (66.9) | | |
| Employer contributions | 2.8 | 4.1 | 6.6 | 5.9 | | |
| Benefit payments | (16.1) | (26.5) | (13.6) | (11.2) | | |
| Plan settlements | (31.5) | (6.2) | — | — | | |
| Effect of foreign currency exchange rate changes | — | — | 9.9 | (29.1) | | |
| Fair value of plan assets ending balance | $ 237.5 | $ 263.6 | $ 206.0 | $ 196.4 | | |
| | | | | | | |
| **Funded Status as of Period End** | $ (56.5) | $ (56.2) | $ (57.2) | $ (51.1) | $ (18.3) | $ (21.0) |

(1) Actuarial losses (gains) primarily resulted from changes in discount rates.

Amounts recognized as a component of accumulated other comprehensive income (loss) as of December 31, 2023 and 2022 that have not been recognized as a component of net periodic benefit cost are presented in the following table.

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|---|---|
| Net actuarial gains | $ (11.0) | $ (11.8) | $ (1.1) | $ (10.4) | $ (4.3) | $ (4.4) |
| Prior service cost | — | — | 2.9 | 2.6 | 0.1 | 0.1 |
| Amounts included in accumulated other comprehensive income (loss) | $ (11.0) | $ (11.8) | $ 1.8 | $ (7.8) | $ (4.2) | $ (4.3) |

Pension and other postretirement benefit liabilities and assets are included in the following captions in the Consolidated Balance Sheets as of December 31, 2023 and 2022.

| | 2023 | 2022 |
|---|---|---|
| Other assets | $ 18.8 | $ 17.8 |
| Accrued liabilities | (6.2) | (9.1) |
| Pension and other postretirement benefits | (144.6) | (137.0) |

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2023 and 2022.

| | U.S. Pension Plans | | Non-U.S. Pension Plans | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | 2023 | 2022 |
| Projected benefit obligations | $ 294.0 | $ 319.8 | $ 105.4 | $ 96.2 |
| Accumulated benefit obligation | 294.0 | 319.8 | 86.4 | 81.1 |
| Fair value of plan assets | 237.5 | 263.6 | 17.0 | 17.3 |

The accumulated benefit obligation for all U.S. defined benefit pension plans was $294.0 million and $319.8 million as of December 31, 2023 and 2022, respectively. The accumulated benefit obligation for all non-U.S. defined benefit pension plans was $254.8 million and $237.1 million as of December 31, 2023 and 2022, respectively.

The following tables provide the components of net periodic benefit cost (income) and other amounts recognized in other comprehensive income (loss), before income tax effects, for the years ended December 31, 2023, 2022 and 2021.

| | U.S. Pension Plans | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Net Periodic Benefit Cost:** | | | |
| Service cost | $ 0.1 | $ 4.4 | $ 5.3 |
| Interest cost | 15.7 | 11.3 | 10.8 |
| Expected return on plan assets | (13.2) | (13.0) | (12.2) |
| Amortization of net actuarial loss | 0.1 | — | — |
| Net periodic benefit cost | 2.7 | 2.7 | 3.9 |
| Gain due to settlement | (0.4) | (0.5) | (0.6) |
| Total net periodic benefit cost recognized | $ 2.3 | $ 2.2 | $ 3.3 |
| **Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):** | | | |
| Net actuarial loss (gain) | $ 0.5 | $ 0.4 | $ (12.5) |
| Amortization of net actuarial gain | 0.3 | 0.5 | 0.6 |
| Total recognized in other comprehensive income (loss) | $ 0.8 | $ 0.9 | $ (11.9) |
| Total recognized in net periodic benefit cost and other comprehensive income (loss) | $ 3.1 | $ 3.1 | $ (8.6) |

| | Non-U.S. Pension Plans | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Net Periodic Benefit Cost (Income):** | | | |
| Service cost | $ 2.6 | $ 3.3 | $ 4.3 |
| Interest cost | 11.1 | 5.9 | 4.6 |
| Expected return on plan assets | (11.0) | (11.8) | (12.2) |
| Amortization of prior service cost | 0.1 | 0.1 | 0.2 |
| Amortization of net actuarial loss | (1.7) | 0.3 | 4.9 |
| Total net periodic benefit cost (income) recognized | $ 1.1 | $ (2.2) | $ 1.8 |
| **Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):** | | | |
| Net actuarial loss (gain) | $ 7.5 | $ (33.3) | $ (43.3) |
| Amortization of net actuarial gain (loss) | 1.7 | (0.3) | (4.9) |
| Prior service cost | 0.3 | — | — |
| Amortization of prior service cost | (0.1) | (0.1) | (0.2) |
| Effect of foreign currency exchange rate changes | 0.3 | (3.2) | (1.4) |
| Total recognized in other comprehensive income (loss) | $ 9.7 | $ (36.9) | $ (49.8) |
| Total recognized in net periodic benefit cost (income) and other comprehensive income (loss) | $ 10.8 | $ (39.1) | $ (48.0) |

|  | Other Postretirement Benefits | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Net Periodic Benefit Cost (Income):** | | | |
| Interest cost | $ 0.9 | $ 0.7 | $ 0.6 |
| Amortization of prior service cost | 0.1 | — | 0.1 |
| Amortization of net actuarial loss | (1.1) | — | 0.1 |
| Total net periodic benefit cost (income) recognized | $ (0.1) | $ 0.7 | $ 0.8 |
| **Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):** | | | |
| Net actuarial gain | $ (1.0) | $ (5.0) | $ (1.6) |
| Amortization of net actuarial loss | 1.1 | — | (0.1) |
| Prior service cost | — | — | 1.9 |
| Amortization of prior service cost | (0.1) | — | (0.1) |
| Total recognized in other comprehensive income (loss) | $ — | $ (5.0) | $ 0.1 |
| Total recognized in net periodic benefit cost (income) and other comprehensive income (loss) | $ (0.1) | $ (4.3) | $ 0.9 |

The discount rate selected to measure the present value of the Company's benefit obligations was derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under a plan. The Company selects the expected long-term rate of return on plan assets in consultation with the plans' advisors. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits and the Company's most recent plan assets target allocations. In estimating the expected long-term rate of return on plan assets, appropriate consideration is given to historical performance of the major asset classes held or anticipated to be held by the plans and to current forecasts of future rates of return for those asset classes. Because assets are held in qualified trusts, expected returns are not adjusted for taxes.

The following actuarial assumptions were used to determine net periodic benefit cost (income) and benefit obligations for the years ended December 31, 2023, 2022 and 2021.

|  | U.S. Pension Plans | | | Non-U.S. Pension Plans | | |
|  | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|---|
| Weighted-average actuarial assumptions used to determine net periodic benefit cost: | | | | | | |
| Discount rate | 5.2 % | 2.7 % | 2.4 % | 4.5 % | 1.6 % | 1.1 % |
| Expected long-term rate of return on plan assets | 5.4 % | 3.5 % | 3.2 % | 5.5 % | 4.4 % | 4.3 % |
| Rate of compensation increases | N/A | 3.0 % | 3.0 % | 4.3 % | 4.3 % | 3.1 % |
| Weighted-average actuarial assumptions used to determine benefit obligations: | | | | | | |
| Discount rate | 5.0 % | 5.2 % | 2.7 % | 4.2 % | 4.5 % | 1.6 % |
| Rate of compensation increases | N/A | N/A | 3.0 % | 5.0 % | 4.3 % | 4.3 % |

The following actuarial assumptions were used to determine other postretirement benefit plans costs and obligations for the years ended December 31, 2023, 2022 and 2021.

|  | Other Postretirement Benefits | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Discount rate used to determine net periodic benefit cost | 4.9% - 5.2% | 2.4% - 3.0% | 1.8% - 2.4% |
| Discount rate used to determine benefit obligations | 4.9% - 5.1% | 4.9% - 5.2% | 2.4% - 3.0% |
| Weighted-average actuarial assumptions used to determine other postretirement benefit plans costs and obligations: | | | |
| Healthcare cost trend rate assumed for next year | 6.8 % | 6.8 % | 6.8 % |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 4.4 % | 4.5 % | 4.5 % |
| Year that the date reaches the ultimate trend rate | 2035 | 2034 | 2034 |

The following table reflects the estimated benefit payments for the next five years and for the years 2029 through 2033. The estimated benefit payments for the non-U.S. pension plans were calculated using foreign exchange rates as of December 31, 2023.

| | Pension Benefits | | Other Postretirement Benefits |
| | U.S. Plans | Non-U.S. Plans | |
|---|---|---|---|
| 2024 | $ 26.2 | $ 13.8 | $ 2.5 |
| 2025 | 23.9 | 14.8 | 2.3 |
| 2026 | 23.3 | 15.0 | 2.1 |
| 2027 | 22.6 | 14.7 | 2.0 |
| 2028 | 22.4 | 15.4 | 1.8 |
| Aggregate 2029-2033 | 105.6 | 85.0 | 6.7 |

In 2024, the Company expects to contribute $5.1 million to the U.S. pension plans, $6.7 million to the non-U.S. pension plans, and $2.5 million to the other postretirement benefit plans.

*Plan Asset Investment Strategy*

The Company's overall investment strategy and objectives for its pension plan assets is to (i) meet current and future benefit payment needs through diversification across asset classes, investing strategies and investment managers to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation, (ii) secure participant retirement benefits, (iii) minimize reliance on contributions as a source of benefit security, and (iv) maintain sufficient liquidity to pay benefit obligations and proper expenses. The composition of the actual investments in various securities changes over time based on short and long-term investment opportunities. None of the plan assets of Ingersoll Rand's defined benefit plans are invested in the Company's common stock. The Company uses both active and passive investment strategies.

*Plan Asset Risk Management*

The target financial objectives for the pension plans are established in conjunction with periodic comprehensive reviews of each plan's liability structure. The Company's asset allocation policy is based on detailed asset and liability model ("ALM") analyses. A formal ALM study of each major plan is undertaken every 2-5 years or whenever there has been a material change in plan demographics, benefit structure, or funded status. In order to determine the recommended asset allocation, the advisors model varying return and risk levels for different theoretical portfolios, using a relative measure of excess return over treasury bills, divided by the standard deviation of the return (the "Sharpe Ratio"). The Sharpe Ratio for different portfolio options was used to compare each portfolio's potential return, on a risk-adjusted basis. The Company selected a recommended portfolio that achieved the targeted composite return with the least amount of risk.

The Company's primary pension plans are in the U.S. and UK which together comprise 79% of the total benefit obligations and 90% of total plan assets as of December 31, 2023. The following table presents the long-term target allocations for these plans as of December 31, 2023.

| | U.S. Plans | UK Plan |
|---|---|---|
| Asset category: | | |
| Equity | 13 % | 18 % |
| Fixed income | 84 % | 72 % |
| Real estate and other | 3 % | 10 % |
| Total | 100 % | 100 % |

*Fair Value Measurements*

The following tables present the fair values of the Company's pension plan assets as of December 31, 2023 and 2022 by asset category within the ASC 820 hierarchy (as defined in Note 20 "Fair Value Measurements").

| | December 31, 2023 | | | | |
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Investments Measured at NAV [5] | Total |
|---|---|---|---|---|---|
| **Asset Category** | | | | | |
| Cash and cash equivalents[1] | $ 7.1 | $ — | $ — | $ — | $ 7.1 |
| Equity funds: | | | | | |
| U.S. small-cap | — | — | — | 3.7 | 3.7 |
| U.S. large-cap | — | 2.0 | — | 17.5 | 19.5 |
| International equity[2] | 14.2 | 10.5 | — | 17.2 | 41.9 |
| Total equity funds | 14.2 | 12.5 | — | 38.4 | 65.1 |
| Fixed income funds: | | | | | |
| Corporate bonds - international | — | 26.9 | — | 15.8 | 42.7 |
| UK index-linked gilts | — | 78.7 | — | — | 78.7 |
| U.S. fixed income - government securities | — | — | — | 43.2 | 43.2 |
| U.S. fixed income - short duration | — | — | — | 1.3 | 1.3 |
| U.S. fixed income - intermediate duration | — | — | — | 30.9 | 30.9 |
| U.S. fixed income - long corporate | — | — | — | 122.3 | 122.3 |
| Global fixed income | — | — | — | 7.2 | 7.2 |
| Total fixed income funds | — | 105.6 | — | 220.7 | 326.3 |
| Other types of investments: | | | | | |
| International real estate[3] | — | 15.4 | — | — | 15.4 |
| Other[4] | | — | 29.6 | — | 29.6 |
| Total | $ 21.3 | $ 133.5 | $ 29.6 | $ 259.1 | $ 443.5 |

| | December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Investments Measured at NAV [5] | Total |
| **Asset Category** | | | | | |
| Cash and cash equivalents[1] | $ 3.2 | $ — | $ — | $ — | $ 3.2 |
| Equity funds: | | | | | |
| U.S. small-cap | — | — | — | 3.8 | 3.8 |
| U.S. large-cap | — | 3.9 | — | 18.5 | 22.4 |
| International equity[2] | 20.1 | 16.9 | — | 27.5 | 64.5 |
| Total equity funds | 20.1 | 20.8 | — | 49.8 | 90.7 |
| Fixed income funds: | | | | | |
| Corporate bonds - international | — | 44.6 | — | 7.6 | 52.2 |
| UK index-linked gilts | — | 41.6 | — | — | 41.6 |
| U.S. fixed income - government securities | — | — | — | 33.1 | 33.1 |
| U.S. fixed income - short duration | — | — | — | 1.8 | 1.8 |
| U.S. fixed income - intermediate duration | — | — | — | 50.3 | 50.3 |
| U.S. fixed income - long corporate | — | — | — | 135.7 | 135.7 |
| Global fixed income | — | — | — | 8.0 | 8.0 |
| Total fixed income funds | — | 86.2 | — | 236.5 | 322.7 |
| Other types of investments: | | | | | |
| International real estate[3] | — | 16.6 | — | — | 16.6 |
| Other[4] | | — | 26.8 | — | 26.8 |
| Total | $ 23.3 | $ 123.6 | $ 26.8 | $ 286.3 | $ 460.0 |

(1) Cash and cash equivalents consist of traditional domestic and foreign highly liquid short-term securities with the goal of providing liquidity and preservation of capital while maximizing return on assets.

(2) The International category consists of investment funds focused on companies operating in developed and emerging markets outside of the U.S. These investments target broad diversification across large and mid/small-cap companies and economic sectors.

(3) International real estate consists primarily of equity and debt investments made, directly or indirectly, in various interests in unimproved and improved real properties.

(4) Other investments consist of insurance and reinsurance contracts securing the retirement benefits. The fair value of these contracts was calculated at the discount value of premiums paid by the Company, less expenses charged by the insurance providers. The insurance providers with which the Company has placed these contracts are well-known financial institutions with an established history of providing insurance services.

(5) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

### Defined Contribution Plans

The Company also sponsors defined contribution plans at various locations throughout the world. Benefits are determined and funded regularly based on terms of the plans or as stipulated in a collective bargaining agreement. The Company's full-time salaried and hourly employees in the U.S. are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company's contributions to the savings plans are in the form of cash. The Company's total contributions to all worldwide defined contribution plans for the years ended December 31, 2023, 2022, and 2021 were $47.0 million, $46.6 million and $40.6 million, respectively.

### Other Benefit Plans

There are various other employment contracts, deferred compensation arrangements, covenants not to compete, and change in control agreements with certain employees and former employees. The Company offers a long-term service award program for qualified employees at certain of its non-U.S. locations. Under this program, qualified employees receive a service gratuity ("Jubilee") payment once they have achieved a certain number of years of service. The liabilities associated with such arrangements are not material to the Company's consolidated financial statements.

**Note 13:      Stockholders' Equity and Noncontrolling Interests**

*Stockholders' Equity*

As of December 31, 2023 and 2022, 1,000,000,000 shares of voting common stock were authorized. Shares of common stock outstanding were 403,347,394 and 405,117,710 as of December 31, 2023 and 2022, respectively. The Company is governed by the General Corporation Law of the State of Delaware. All authorized shares of voting common stock have a par value of $0.01. Shares of common stock reacquired are considered issued and reported as Treasury shares.

*Noncontrolling Interests*

The Company has a controlling interest of approximately 75% of the common shares of Ingersoll-Rand India Limited. The remaining shares are owned by unaffiliated shareholders and traded on India stock exchanges regulated by Securities and Exchange Board of India.

*Share Repurchase Program*

On August 24, 2021, the Board of Directors of Ingersoll Rand authorized a share repurchase program pursuant to which the Company may repurchase up to $750.0 million of its common stock (the "2021 Repurchase Program"). Under the repurchase program, Ingersoll Rand is authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with all applicable securities laws and regulations, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

For the year ended December 31, 2023, the Company repurchased 3,963,243 shares under the 2021 Repurchase Program at a weighted average price of $62.98 per share for an aggregate value of $249.6 million.

For the year ended December 31, 2022, the Company repurchased 5,673,937 shares under the 2021 Repurchase Program at a weighted average price of $45.36 per share for an aggregate value of $257.3 million.

There were no shares repurchased under the 2021 Repurchase Program for the year ended December 31, 2021.

*Other Share Repurchases*

On August 6, 2021, affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") completed a secondary offering to sell its remaining 29,788,635 shares of common stock, of which Ingersoll Rand purchased 14,894,317 shares for $49.05 per share.

**Note 14:      Accumulated Other Comprehensive Income (Loss)**

The Company's other comprehensive income (loss) consists of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and certain hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges, net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 12 "Benefit Plans" and Note 19 "Hedging Activities, Derivative Instruments and Credit Risk."

The before tax income (loss) and related income tax effect are as follows.

| | Foreign Currency Translation Adjustments, Net | Cash Flow Hedges | Pension and Other Postretirement Benefit Plans | Total |
|---|---|---|---|---|
| Balance as of December 31, 2020 | $ 74.6 | $ — | $ (60.4) | $ 14.2 |
| Before tax income (loss) | (119.9) | — | 61.6 | (58.3) |
| Income tax effect | 16.9 | — | (12.9) | 4.0 |
| Other comprehensive income (loss) | (103.0) | — | 48.7 | (54.3) |
| Divestiture of foreign subsidiaries | (1.5) | — | — | (1.5) |
| Balance as of December 31, 2021 | $ (29.9) | $ — | $ (11.7) | $ (41.6) |
| Before tax income (loss) | (237.1) | 21.3 | 41.0 | (174.8) |
| Income tax effect | (15.8) | (5.3) | (14.2) | (35.3) |
| Other comprehensive income (loss) | (252.9) | 16.0 | 26.8 | (210.1) |
| Balance as of December 31, 2022 | $ (282.8) | $ 16.0 | $ 15.1 | $ (251.7) |
| Before tax income (loss) | 23.0 | (5.1) | (10.5) | 7.4 |
| Income tax effect | 11.8 | 1.3 | 3.6 | 16.7 |
| Other comprehensive income (loss) | 34.8 | (3.8) | (6.9) | 24.1 |
| Balance as of December 31, 2023 | $ (248.0) | $ 12.2 | $ 8.2 | $ (227.6) |

The tables above include only the other comprehensive income (loss), net of tax, attributable to Ingersoll Rand Inc. Other comprehensive income (loss), net, attributable to noncontrolling interest holders was $1.7 million, $(7.2) million and $(2.3) million for the years ended December 31, 2023, 2022 and 2021, respectively, and related entirely to foreign currency translation adjustments.

Changes in accumulated other comprehensive income (loss) by component for the periods described below are presented in the following table[1].

| | Foreign Currency Translation Adjustments, Net | Cash Flow Hedges | Pension and Other Postretirement Benefit Plans | Total |
|---|---|---|---|---|
| Balance as of December 31, 2020 | $ 74.6 | $ — | $ (60.4) | $ 14.2 |
| Other comprehensive income (loss) before reclassifications | (103.0) | — | 45.2 | (57.8) |
| Amounts reclassified from accumulated other comprehensive income (loss) | — | — | 3.5 | 3.5 |
| Other comprehensive income (loss) | (103.0) | — | 48.7 | (54.3) |
| Divestiture of foreign subsidiaries | (1.5) | — | — | (1.5) |
| Balance as of December 31, 2021 | $ (29.9) | $ — | $ (11.7) | $ (41.6) |
| Other comprehensive income (loss) before reclassifications | (244.3) | 13.9 | 26.9 | (203.5) |
| Amounts reclassified from accumulated other comprehensive income (loss) | (8.6) | 2.1 | (0.1) | (6.6) |
| Other comprehensive income (loss) | (252.9) | 16.0 | 26.8 | (210.1) |
| Balance as of December 31, 2022 | $ (282.8) | $ 16.0 | $ 15.1 | $ (251.7) |
| Other comprehensive income (loss) before reclassifications | 49.0 | 7.9 | (4.7) | 52.2 |
| Amounts reclassified from accumulated other comprehensive income (loss) | (14.2) | (11.7) | (2.2) | (28.1) |
| Other comprehensive income (loss) | 34.8 | (3.8) | (6.9) | 24.1 |
| Balance as of December 31, 2023 | $ (248.0) | $ 12.2 | $ 8.2 | $ (227.6) |

(1) All amounts are net of tax. Amounts in parentheses indicate debits.

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021 are presented in the following table.

**Amount Reclassified from Accumulated Other Comprehensive Income (Loss)**

| Details about Accumulated Other Comprehensive Income (Loss) Components | 2023 | 2022 | 2021 | Affected Line(s) in the Statement Where Net Income is Presented |
|---|---|---|---|---|
| Cash flow hedges | $ (15.6) | $ 2.8 | $ — | Interest expense |
| Benefit for income taxes | 3.9 | (0.7) | — | Benefit for income taxes |
| Cash flow hedges, net of tax | $ (11.7) | $ 2.1 | $ — | |
| | | | | |
| Net investment hedges | $ (19.0) | $ (11.5) | $ — | Interest expense |
| Provision for income taxes | 4.8 | 2.9 | — | Benefit for income taxes |
| Net investment hedges, net of tax | $ (14.2) | $ (8.6) | $ — | |
| | | | | |
| Amortization of defined benefit pension and other postretirement benefit items[1] | $ (2.9) | $ (0.1) | $ 4.7 | Cost of sales and Selling and administrative expenses |
| Benefit for income taxes | 0.7 | — | (1.2) | Benefit for income taxes |
| Amortization of defined benefit pension and other postretirement benefit items, net of tax | $ (2.2) | $ (0.1) | $ 3.5 | |
| | | | | |
| Total reclassifications for the period | $ (28.1) | $ (6.6) | $ 3.5 | |

(1) These components are included in the computation of net periodic benefit cost. See Note 12 "Benefit Plans" for additional details.

## Note 15: Revenue from Contracts with Customers

*Overview*

The Company recognizes revenue when it has satisfied its obligation and control is transferred to the customer. The amount of revenue recognized includes adjustments for any variable consideration, such as rebates, sales discounts and liquidated damages, which are included in the transaction price, and allocated to each performance obligation. The variable consideration is estimated throughout the course of the contract using the Company's best estimates. Judgements impacting variable consideration related to material rebate and sales discount programs, and significant contracts containing liquidated damage clauses are governed by management review processes.

The majority of the Company's revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered.

The Company has certain long duration engineered to order ("ETO") contracts that require highly-engineered solutions designed to customer specific applications. For contracts where the contractual deliverables have no alternative use and the contract termination clauses provide for the recovery of cost plus a reasonable margin, revenue is recognized over time based on the Company's progress in satisfying the contractual performance obligations, generally measured as the ratio of actual costs incurred to date to the estimated total costs to complete the contract. For contracts with termination provisions that do not provide for recovery of cost and a reasonable margin, revenue is recognized at a point in time, generally at shipment or delivery to the customer. Identification of performance obligations, determination of alternative use, assessment of contractual language regarding termination provisions, and estimation of total project costs are all significant judgments required in the application of ASC 606.

Contractual specifications and requirements may be modified. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. In the event a contract modification is for goods or services that are not distinct in the contract, and therefore, form part of a single performance obligation that is partially satisfied as of the modification date, the effect of the contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates, is recognized on a cumulative catch-up basis.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Sales commissions are due at either collection of payment from customers or recognition of revenue. Applying the practical expedient from ASC 340-40-25-4, the

Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in "Selling and administrative expenses" in the Consolidated Statements of Operations.

*Disaggregation of Revenue*

The following table provides disaggregated revenue by reportable segment for the years ended December 31, 2023 and 2022.

| | Industrial Technologies and Services | | Precision and Science Technologies | | Total | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| **Primary Geographic Markets** | | | | | | |
| United States | $ 2,328.0 | $ 1,900.3 | $ 567.2 | $ 550.1 | $ 2,895.2 | $ 2,450.4 |
| Other Americas | 373.1 | 320.5 | 29.0 | 29.7 | 402.1 | 350.2 |
| Total Americas | 2,701.1 | 2,220.8 | 596.2 | 579.8 | 3,297.3 | 2,800.6 |
| EMEIA | 1,800.8 | 1,442.8 | 466.7 | 434.5 | 2,267.5 | 1,877.3 |
| Asia Pacific | 1,130.9 | 1,041.5 | 180.4 | 196.9 | 1,311.3 | 1,238.4 |
| Total | $ 5,632.8 | $ 4,705.1 | $ 1,243.3 | $ 1,211.2 | $ 6,876.1 | $ 5,916.3 |
| | | | | | | |
| **Product Categories** | | | | | | |
| Original equipment[1] | $ 3,425.9 | $ 2,852.5 | $ 990.9 | $ 980.3 | $ 4,416.8 | $ 3,832.8 |
| Aftermarket[2] | 2,206.9 | 1,852.6 | 252.4 | 230.9 | 2,459.3 | 2,083.5 |
| Total | $ 5,632.8 | $ 4,705.1 | $ 1,243.3 | $ 1,211.2 | $ 6,876.1 | $ 5,916.3 |
| | | | | | | |
| **Pattern of Revenue Recognition** | | | | | | |
| Revenue recognized at point in time[3] | $ 5,147.2 | $ 4,314.3 | $ 1,236.2 | $ 1,204.1 | $ 6,383.4 | $ 5,518.4 |
| Revenue recognized over time[4] | 485.6 | 390.8 | 7.1 | 7.1 | 492.7 | 397.9 |
| Total | $ 5,632.8 | $ 4,705.1 | $ 1,243.3 | $ 1,211.2 | $ 6,876.1 | $ 5,916.3 |

(1) Revenues from sales of capital equipment within the Industrial Technologies and Services segment and sales of components to original equipment manufacturers in the Precision and Science Technologies segment.
(2) Revenues from sales of spare parts, accessories, other components and services in support of maintaining customer owned, installed base of the Company's original equipment.
(3) Revenues from short and long duration product and service contracts recognized at a point in time when control is transferred to the customer generally when product delivery has occurred and services have been rendered.
(4) Revenues primarily from long duration ETO product contracts, certain multi-year service contracts, and certain contracts for the delivery of a significant volume of substantially similar products recognized over time as contractual performance obligations are completed.

*Performance Obligations*

The majority of the Company's contracts have a single performance obligation as the promise to transfer goods and/or services. For contracts with multiple performance obligations, the Company utilizes observable prices to determine standalone selling price or cost plus margin if a standalone price is not available. The Company has elected to account for shipping and handling activities as fulfillment costs and not a separate performance obligation. If control transfers and related revenue is recognized for the related good before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued.

The Company's primary performance obligations include delivering standard or configured to order ("CTO") goods to customers, designing and manufacturing a broad range of equipment customized to a customer's specifications in ETO arrangements, rendering of services (maintenance and repair contracts), and certain extended or service type warranties. For incidental items that are immaterial in the context of the contract, costs are expensed as incurred or accrued at delivery.

As of December 31, 2023, for contracts with an original duration greater than one year, the Company expects to recognize revenue in the future related to unsatisfied (or partially satisfied) performance obligations of $683.5 million in the next twelve months and $596.4 million in periods thereafter. The performance obligations that are unsatisfied (or partially satisfied) are primarily related to orders for goods or services that were placed prior to the end of the reporting period and have not been delivered to the customer, on-going work on ETO contracts where revenue is recognized over time and service contracts with an original duration greater than one year.

*Contract Balances*

The following table provides the contract balances as of December 31, 2023 and 2022 presented in the Consolidated Balance Sheets.

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Accounts receivable, net | $ 1,234.2 | $ 1,122.0 |
| Contract assets | 85.6 | 70.6 |
| Contract liabilities - current | 331.2 | 305.6 |
| Contract liabilities - noncurrent | 1.0 | 1.1 |

**Accounts receivable, net –** Amounts due where the Company's right to receive cash is unconditional. Customer receivables are recorded at face amount less an allowance for credit losses. The Company maintains an allowance for credit losses as a result of customers' inability to make required payments. Management evaluates the aging of customer receivable balances, the financial condition of its customers, historical trends and the time outstanding of specific balances to estimate the amount of customer receivables that may not be collected in the future and records the appropriate provision.

**Contract assets –** The Company's rights to consideration for the satisfaction of performance obligations subject to constraints apart from timing. Contract assets are transferred to receivables when the right to collect consideration becomes unconditional. Contract assets are presented net of progress billings and related advances from customers.

**Contract liabilities –** Advance payments received from customers for contracts for which revenue is not yet recognized. Contract liability balances are generally recognized in revenue within twelve months. Of the $306.7 million in contract liabilities as of December 31, 2022, we recognized substantially all as revenue in the year ended December 31, 2023.

Contract assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. Contract assets and liabilities are presented net on a contract level, where required.

Payments from customers are generally due 30 to 60 days after invoicing. Invoicing for sales of standard products generally coincides with shipment or delivery of goods. Invoicing for CTO and ETO contracts typically follows a schedule for billing at contractual milestones. Payment milestones normally include down payments upon the contract signing, completion of product design, completion of customer's preliminary inspection, shipment or delivery, completion of installation, and customer's on-site inspection. The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets) and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets.

The Company has elected the practical expedient from ASC 606-10-32-18 and does not adjust the transaction price for the effects of a financing component if, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

**Note 16:    Income Taxes**

Income before income taxes for the years ended December 31, 2023, 2022 and 2021 consisted of the following.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| U.S. | $ 356.0 | $ 267.5 | $ 121.3 |
| Non-U.S. | 675.1 | 474.7 | 391.7 |
| Income before income taxes | $ 1,031.1 | $ 742.2 | $ 513.0 |

The following table details the components of the Provision (benefit) for income taxes for the years ended December 31, 2023, 2022 and 2021.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Current:** | | | |
| U.S. federal | $ 111.5 | $ 66.5 | $ (33.1) |
| U.S. state and local | 23.7 | 21.5 | 5.8 |
| Non-U.S. | 181.7 | 147.4 | 109.1 |
| **Deferred:** | | | |
| U.S. federal | (44.0) | (37.3) | (19.5) |
| U.S. state and local | (6.9) | (5.5) | (0.9) |
| Non-U.S. | (26.0) | (43.0) | (83.2) |
| Provision (benefit) for income taxes | $ 240.0 | $ 149.6 | $ (21.8) |

Certain prior period amounts within this Note have been reclassified to conform to the current period presentation.

The U.S. federal corporate statutory rate is reconciled to the Company's effective income tax rate for the years ended December 31, 2023, 2022 and 2021 as follows.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| U.S. federal corporate statutory rate | 21.0 % | 21.0 % | 21.0 % |
| State and local taxes, less federal tax benefit | 1.3 | 2.0 | 1.1 |
| Net effects of foreign tax rate differential | 1.8 | 1.5 | 1.0 |
| Withholding tax | 1.5 | 2.1 | 3.0 |
| Repatriation cost | (2.0) | (3.2) | 1.4 |
| Global Intangible Low-Tax Income ("GILTI") | 0.7 | 0.3 | 2.3 |
| ASC 740-30 (formerly APB 23) | 1.7 | 1.9 | 2.9 |
| Valuation allowance changes | 1.7 | 0.5 | (5.4) |
| Uncertain tax positions | 0.9 | 0.2 | (1.3) |
| Equity compensation | (0.6) | (0.6) | (2.5) |
| Nondeductible acquisition costs | 0.4 | 0.4 | 0.4 |
| Foreign Derived Intangible Income ("FDII") deduction | (1.4) | (1.6) | (3.2) |
| Tax credits | (0.7) | (1.1) | (0.8) |
| Income not subject to tax | (1.6) | (3.5) | (3.3) |
| Utilization of capital loss | — | — | (9.1) |
| Non-U.S. deferred change related to asset sales | — | — | (8.0) |
| Return to provision adjustment | 0.1 | — | (1.3) |
| Other, net | (1.5) | 0.3 | (2.4) |
| Effective income tax rate | 23.3 % | 20.2 % | (4.2)% |

The principal items that gave rise to deferred income tax assets and liabilities as of December 31, 2023 and 2022 are as follows.

| | 2023 | 2022 |
|---|---|---|
| **Deferred Tax Assets:** | | |
| Reserves and accruals | $ 80.1 | $ 78.5 |
| Allowance for credit losses | 7.8 | 7.4 |
| Inventory reserve | 5.9 | 4.9 |
| Pension and postretirement benefit plans | 25.3 | 25.4 |
| Tax loss carryforwards | 81.3 | 107.2 |
| Deferred taxes recorded in other comprehensive income | 13.4 | 0.1 |
| Foreign tax credit carryforwards | 57.9 | 53.8 |
| Other | 32.2 | 31.8 |
| Total deferred tax assets | 303.9 | 309.1 |
| Valuation allowance | (115.7) | (107.3) |
| **Deferred Tax Liabilities:** | | |
| LIFO inventory | (20.2) | (21.8) |
| Investment in partnership | (35.7) | (36.3) |
| Property, plant and equipment | (42.5) | (36.0) |
| Intangible assets | (635.4) | (663.6) |
| Unremitted foreign earnings | (35.5) | (32.4) |
| Total deferred tax liabilities | (769.3) | (790.1) |
| Net deferred income tax liability | $ (581.1) | $ (588.3) |

The Company believes that it is more likely than not that it will realize its deferred tax assets through the reduction of future taxable income, other than for the deferred tax assets reflected below. Tax attributes and related valuation allowances as of December 31, 2023 were as follows.

| | Tax Benefit | Valuation Allowance | Carryforward Period Ends |
|---|---|---|---|
| **Tax Attributes to be Carried Forward** | | | |
| U.S. federal net operating loss | $ 0.1 | $ (0.1) | 2031- 2037 |
| U.S. federal capital loss | 0.6 | (0.6) | 2028 |
| U.S. federal tax credit | 57.9 | (57.9) | 2024-2033 |
| Alternative minimum tax credit | 0.5 | (0.1) | Unlimited |
| U.S. state and local net operating losses | 2.7 | — | 2026-2041 |
| U.S. state capital loss | 0.3 | (0.1) | 2028 |
| Non U.S. net operating losses | 62.8 | (38.5) | Unlimited |
| Non U.S. capital losses | 0.6 | (0.6) | Unlimited |
| Excess interest | 14.2 | (14.0) | Unlimited |
| Other deferred tax assets | 3.8 | (3.8) | Unlimited |
| Total tax carryforwards | $ 143.5 | $ (115.7) | |

A reconciliation of the changes in the valuation allowance for deferred tax assets for the years ended December 31, 2023, 2022 and 2021 are as follows.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Beginning balance | $ 107.3 | $ 106.4 | $ 140.6 |
| Charged to tax expense | 6.4 | 3.1 | (27.6) |
| Charged to other accounts | 2.0 | (2.2) | (6.6) |
| Ending balance | $ 115.7 | $ 107.3 | $ 106.4 |

Total unrecognized tax benefits were $19.1 million, $10.8 million and $21.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The net increase in this balance primarily relates to current year additions to previously established reserves. Included in total unrecognized benefits at December 31, 2023 is $19.1 million of unrecognized tax benefits that would affect the Company's effective tax rate if recognized. The balance of total unrecognized tax benefits is not expected to significantly increase or decrease within the next twelve months. Below is a tabular reconciliation of the changes in total unrecognized tax benefits during the years ended December 31, 2023, 2022 and 2021.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Beginning balance | $ 10.8 | $ 21.1 | $ 27.8 |
| Gross increases for tax positions of prior years | 0.4 | 0.4 | 0.8 |
| Gross decreases for tax positions of prior years | — | (3.7) | — |
| Gross increases for tax positions of current year | 7.9 | 4.1 | 5.3 |
| Settlements | — | (9.9) | — |
| Lapse of statute of limitations | (0.2) | (0.1) | (11.8) |
| Changes due to currency fluctuations | 0.2 | (1.1) | (1.0) |
| Ending balance | $ 19.1 | $ 10.8 | $ 21.1 |

The Company includes interest expense and penalties related to unrecognized tax benefits as part of the provision for income taxes. The Company's income tax liabilities at December 31, 2023 and 2022 include accrued interest and penalties of $2.0 million and $1.1 million, respectively.

The statutes of limitations for U.S. Federal tax returns are open beginning with the 2020 tax year, and state returns are open beginning with the 2014 tax year. The Company was notified during 2023 of a U.S. Federal income tax audit for the tax year 2020.

The Company is subject to income tax in 49 jurisdictions outside the U.S. The statute of limitations varies by jurisdiction with 2013 being the oldest year still open. The Company's significant operations outside the U.S. are located in the United Kingdom, Germany, China, Ireland, Switzerland, and Singapore. In Germany, a tax audit covering tax years 2015-2019 was closed in Q3 2023. Note that any other liabilities arising from pre-merger tax years for legacy Ingersoll Rand Industrial entities would be similarly indemnified.

The Company does not assert the ASC 740-30 (formerly APB 23) indefinite reinvestment of the Company's historical non-U.S. earnings or future non-U.S. earnings. The Company records a deferred foreign tax liability to cover all estimated withholding, state income tax and foreign income tax associated with repatriating all non-U.S. earnings back to the United States. The Company's deferred income tax liability as of December 31, 2023 was $35.5 million.

**Note 17:    Leases**

The components of lease expense for the years ended December 31, 2023 and 2022 are as follows.

| | 2023 | 2022 |
|---|---|---|
| **Operating lease cost** | $ 53.7 | $ 45.8 |
| | | |
| **Finance lease cost** | | |
| Amortization of right-of-use assets | $ 1.5 | $ 1.5 |
| Interest on lease liabilities | 0.9 | 1.0 |
| Total finance lease cost | $ 2.4 | $ 2.5 |
| | | |
| **Short-term lease cost** | $ 1.9 | $ 4.3 |

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 is as follows.

| | 2023 | 2022 |
|---|---|---|
| **Supplemental Cash Flows Information** | | |
| Cash Paid for Amounts Included in the Measurement of Lease Liabilities | | |
| Operating cash flows from operating leases | $ 53.7 | $ 47.0 |
| Operating cash flows from finance leases | 1.0 | 1.0 |
| Financing cash flows from finance leases | 1.2 | 1.2 |
| Leased Assets Obtained in Exchange for New Operating Lease Liabilities | 62.5 | 63.2 |

Supplemental balance sheet information related to leases is as follows.

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| **Operating leases** | | | | |
| Other assets | $ | 164.4 | $ | 126.9 |
| | | | | |
| Accrued liabilities | $ | 41.6 | $ | 39.6 |
| Other liabilities | | 116.9 | | 80.4 |
| Total operating lease liabilities | $ | 158.5 | $ | 120.0 |
| | | | | |
| **Finance Leases** | | | | |
| Property, plant and equipment | $ | 12.3 | $ | 13.7 |
| | | | | |
| Short-term borrowings and current maturities of long-term debt | $ | 1.3 | $ | 1.2 |
| Long-term debt, less current maturities | | 13.6 | | 14.9 |
| Total finance lease liabilities | $ | 14.9 | $ | 16.1 |
| | | | | |
| **Weighted Average Remaining Lease Term (in years)** | | | | |
| Operating leases | | 5.1 | | 4.5 |
| Finance leases | | 10.3 | | 11.1 |
| | | | | |
| **Weighted Average Discount Rate** | | | | |
| Operating leases | | 3.6 % | | 2.9 % |
| Finance leases | | 6.4 % | | 6.4 % |

Maturities of lease liabilities as of December 31, 2023 are as follows.

| | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| 2024 | $ | 47.2 | $ | 2.2 |
| 2025 | | 39.5 | | 2.0 |
| 2026 | | 32.0 | | 2.0 |
| 2027 | | 20.9 | | 2.0 |
| 2028 | | 13.7 | | 2.1 |
| Thereafter | | 28.4 | | 10.6 |
| Total lease payments | $ | 181.7 | $ | 20.9 |
| Less imputed interest | | (23.2) | | (6.0) |
| Total | $ | 158.5 | $ | 14.9 |

**Note 18:    Stock-Based Compensation Plans**

The Company has outstanding stock-based compensation awards granted under the 2013 Stock Incentive Plan ("2013 Plan") and the 2017 Omnibus Incentive Plan, (as amended by the First Amendment, dated April 27, 2021, "2017 Plan"). Following the Company's initial public offering, the Company grants stock-based compensation awards pursuant to the 2017 Plan and ceased granting new awards pursuant to the 2013 Plan.

*2017 Omnibus Incentive Plan*

In May 2017, the Company's Board approved the 2017 Plan, and in February 2020, the Company's stockholders approved the amendment and restatement of the 2017 Plan. Under the terms of the Plan, the Company's Board may grant up to 19.6 million stock based and other incentive awards. Any shares of common stock subject to outstanding awards granted under the Company's 2013 plan that, after the effective date of the 2017 Plan, expire or are otherwise forfeited or terminated in accordance with their terms are also available for grant under the 2017 Plan. All stock options were granted to employees, directors and advisors with an exercise price equal to the fair value of the Company's per share common stock at the date of grant. Stock option awards typically vest over four years or five years and expire ten years from the date of grant.

*2013 Stock Incentive Plan*

The Company adopted the 2013 Plan on October 14, 2013 as amended on April 27, 2015 under which the Company had the ability to grant stock-based compensation awards to employees, directors and advisors. The total number of shares available for grant under the 2013 Plan and reserved for issuance was 20.9 million shares. All stock options were granted to employees, directors and advisors with an exercise price equal to the fair value of the Company's per share common stock at the date of grant. Stock option awards vested over either five years, four years, or three years with 50% of each award vesting based on time and 50% of each award vesting based on the achievement of certain financial targets.

*Stock-Based Compensation Expense*

Stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021 are included in "Cost of sales" and "Selling and administrative expenses" in the Consolidated Statements of Operations and are as follows.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Stock-based compensation expense recognized in: | | | |
| Continuing operations | $ 51.9 | $ 78.9 | $ 87.2 |
| Discontinued operations | — | — | 10.9 |
| Total stock-based compensation expense | $ 51.9 | $ 78.9 | $ 98.1 |

*Stock-Based Compensation Expense - Continuing Operations*

For the year ended December 31, 2023, the $51.9 million of stock-based compensation expense included expense for equity awards granted under the 2013 Plan and 2017 Plan of $51.1 million and an increase in the liability for stock appreciation rights ("SAR") of $0.8 million.

For the year ended December 31, 2022, the $78.9 million of stock-based compensation expense included expense for equity awards granted under the 2013 Plan and 2017 Plan of $80.0 million and a decrease in the liability for SARs of $1.1 million. Of the $80.0 million of expense for equity awards granted under the 2013 Plan and 2017 Plan, $39.5 million related to the $150 million equity grant to nearly 16,000 employees worldwide announced in the third quarter of 2020.

For the year ended December 31, 2021, the $87.2 million of stock-based compensation expense included expense for equity awards granted under the 2013 Plan and 2017 Plan of $85.8 million and an increase in the liability for SARs of $1.4 million. Of the $85.8 million of expense for equity awards granted under the 2013 Plan and 2017 Plan, $57.4 million related to the $150 million equity grant to nearly 16,000 employees worldwide announced in the third quarter of 2020.

As of December 31, 2023, there was $104.8 million of total unrecognized compensation expense related to outstanding stock option, restricted stock unit and performance share unit awards granted to employees and non-employee directors, as well as 400,000 conditional stock options awarded during the third quarter of 2022 to our Chairman and CEO in which the service date precedes the grant date, and will be granted upon achievement of certain performance targets. These 400,000 stock options have not been included in the Stock Option Awards section below since the grant date has not occurred.

SARs, granted under the 2013 Plan, were settled in cash and were accounted for as liability awards. As of December 31, 2023, there were no SARs outstanding. As of December 31, 2022, a liability of $3.3 million for SARs was included in "Accrued liabilities" in the Consolidated Balance Sheets.

*Stock-Based Compensation Expense - Discontinued Operations*

For the year ended December 31, 2021, the $10.9 million of stock-based compensation expense included expense for modifications of equity awards of $3.8 million and expense for equity awards granted under the 2013 and 2017 Plan of $7.1

million. The modifications allowed for the vesting of the first tranche of the All-Employee Equity Grant awarded to HPS and SVT employees despite their termination due to the divestitures.

*Stock Option Awards*

A summary of the Company's stock option (including SARs) activity for the year ended December 31, 2023 is presented in the following table (underlying shares in thousands).

| | Shares | Weighted-Average Exercise Price (per share) | Wtd. Avg. Remaining Contractual Term (years) | Aggregate Intrinsic Value of In-The-Money Options (in millions) |
|---|---|---|---|---|
| Outstanding at December 31, 2022 | 6,383 | $ 25.22 | | |
| Granted | 763 | 58.11 | | |
| Exercised or Settled | (1,662) | 18.61 | | |
| Forfeited | (199) | 50.31 | | |
| Expired | (3) | 41.52 | | |
| Outstanding at December 31, 2023 | 5,282 | 31.09 | 5.3 | $ 244.3 |
| | | | | |
| Vested at December 31, 2023 | 3,644 | 22.45 | 3.9 | $ 200.0 |

The per-share weighted average grant date fair value of stock options granted during the years ended December 31, 2023, 2022 and 2021 was $25.28, $21.24 and $18.06, respectively.

The intrinsic value of stock options exercised was $75.0 million, $27.7 million and $53.5 million during the years ended December 31, 2023, 2022 and 2021, respectively.

The following assumptions were used to estimate the fair value of options granted during the years ended December 31, 2023, 2022 and 2021.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Expected life of options (in years) | 6.3 - 7.5 | 6.3 | 6.3 |
| Risk-free interest rate | 3.8% - 4.6% | 1.9% - 3.9% | 0.9% - 1.3% |
| Assumed volatility | 35.6% - 36.6% | 37.1% - 38.3% | 38.6% - 39.4% |
| Expected dividend rate | 0.1% | 0.1% - 0.2% | 0.0% - 0.1% |

*Restricted Stock Unit Awards*

Restricted stock units are typically granted in the first quarter of the year to employees and non-employee directors based on the market price of the Company's common stock on the grant date and recognized in compensation expense over the vesting period. Eligible employees were also granted restricted stock units, during the third quarter of 2020, that vested ratably over two years, subject to the passage of time and the employee's continued employment during such period. In some instances, such as death, awards may vest concurrently with or following an employee's termination.

A summary of the Company's restricted stock unit activity for the year ended December 31, 2023 is presented in the following table (underlying shares in thousands).

| | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Non-vested as of December 31, 2022 | 1,005 | $ 43.50 |
| Granted | 451 | 59.22 |
| Vested | (378) | 37.51 |
| Forfeited | (121) | 52.03 |
| Non-vested as of December 31, 2023 | 957 | 52.18 |

*Performance Share Unit Awards ("PSUs")*

Annually, during the first quarter, the Company grants TSR PSUs to certain officers in which the number of shares issued at the end of the performance period is determined by the Company's total shareholder return percentile rank versus the S&P 500 index for the three year performance period. The grant date fair value of these awards is determined using a Monte Carlo simulation pricing model and compensation cost is recognized straight-line over a three year period.

During the third quarter of 2022, the Company granted Special TSR PSUs to its Chairman and CEO under which the market condition is achieved on the first date during the five year performance period on which the sum of (i) the 60-day volume-weighted average closing price of the Company's common stock, plus (ii) the cumulative value of any dividends paid during the five year performance period equals or exceeds $81.85. Vesting of this award is conditional upon the service condition even if the market condition is achieved prior to the end of the performance period. The grant date fair value of these awards is determined using a Monte Carlo simulation pricing model and compensation cost is recognized straight-line over a five year period. The Company also granted its Chairman and CEO Special EPS PSUs that are eligible to vest based on the level of compounded annual growth rate of the Company's Adjusted EPS during the five year performance period. The grant date fair value of these awards is based on the market price of the Company's common stock on the grant date and recognized as a compensation expense over a 4.3 year period.

A summary of the Company's performance stock unit activity for the year ended December 31, 2023 is presented in the following table (underlying shares in thousands).

| | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Non-vested as of December 31, 2022 | 1,539 | $ 44.99 |
| Granted | 149 | 75.52 |
| Change in units based on performance | 222 | 29.72 |
| Vested | (444) | 29.72 |
| Forfeited | (86) | 64.42 |
| Non-vested as of December 31, 2023 | 1,380 | 49.53 |

The following assumptions were used to estimate the fair value of performance share units granted during the year ended December 31, 2023, 2022 and 2021 using the Monte Carlo simulation pricing model.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Expected term (in years) | 2.9 | 2.9 - 5.0 | 2.9 |
| Risk-free interest rate | 4.4% | 1.7% - 3.4% | 0.2 % |
| Assumed volatility | 31.8% | 35.0% - 36.4% | 36.9 % |
| Expected dividend rate | 0.1 % | 0.2 % | 0.0 % |

**Note 19:     Hedging Activities, Derivative Instruments and Credit Risk**

*Hedging Activities*

The Company is exposed to certain market risks during the normal course of its business arising from adverse changes in interest rates and foreign currency exchange rates. The Company selectively uses derivative financial instruments ("derivatives"), including cross-currency interest rate swap and foreign currency forward contracts, and interest rate swap and cap contracts, to manage the risks from fluctuations in foreign currency exchange rates and interest rates, respectively. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates and foreign currency exchange rates can be volatile, and the Company's risk management activities do not totally eliminate these risks. Consequently, these fluctuations could have a significant effect on the Company's financial results.

The Company's exposure to interest rate risk results primarily from its variable-rate borrowings. The Company manages its debt centrally, considering tax consequences and its overall financing strategies. The Company manages its exposure to interest rate risk by using interest rate derivatives as cash flow hedges of variable rate debt in order to adjust the relative fixed and variable proportion.

A substantial portion of the Company's operations is conducted by its subsidiaries outside of the United States in currencies other than the USD. Almost all of the Company's non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. The USD, the EUR, GBP, Chinese Renminbi, and Indian rupee are the principal currencies in which the Company and its subsidiaries enter into transactions. The Company is exposed to the impacts of changes in foreign currency exchange rates on the translation of its non-U.S. subsidiaries' assets, liabilities and earnings into

USD. The Company manages this exposure by having certain U.S. subsidiaries borrow in currencies other than the USD or utilizing cross-currency interest rate swaps as net investment hedges.

The Company and its subsidiaries are also subject to the risk that arises when they, from time to time, enter into transactions in currencies other than their functional currency. To mitigate this risk, the Company and its subsidiaries typically settle intercompany trading balances at least quarterly. The Company also selectively uses forward currency contracts to manage this risk. These contracts for the sale or purchase of European and other currencies generally mature within one year.

*Derivative Instruments*

The following table summarizes the notional amounts, fair values and classification of the Company's outstanding derivatives by risk category and instrument type within the Consolidated Balance Sheets as of December 31, 2023 and 2022.

| | | | December 31, 2023 | | | |
| | Derivative Classification | Notional Amount[1] | Fair Value[1] Other Current Assets | Fair Value[1] Other Assets | Fair Value[1] Accrued Liabilities | Fair Value[1] Other Liabilities |
|---|---|---|---|---|---|---|
| **Derivatives Designated as Hedging Instruments** | | | | | | |
| Interest rate swap contracts | Cash flow | $ 528.5 | $ 8.2 | $ 1.2 | $ — | $ — |
| Cross-currency interest rate swap contracts | Net investment | 1,054.2 | 15.7 | — | — | 63.1 |

| | | | December 31, 2022 | | | |
| | Derivative Classification | Notional Amount[1] | Fair Value[1] Other Current Assets | Fair Value[1] Other Assets | Fair Value[1] Accrued Liabilities | Fair Value[1] Other Liabilities |
|---|---|---|---|---|---|---|
| **Derivatives Designated as Hedging Instruments** | | | | | | |
| Interest rate swap contracts | Cash flow | $ 528.5 | $ 8.8 | $ 5.3 | $ — | $ — |
| Interest rate cap contracts | Cash flow | 1,000.0 | 8.3 | 9.8 | — | — |
| Cross-currency interest rate swap contracts | Net investment | 1,054.2 | 17.7 | — | — | 28.7 |
| **Derivatives Not Designated as Hedging Instruments** | | | | | | |
| Foreign currency forwards | Fair value | $ 7.3 | $ — | $ — | $ — | $ — |
| Foreign currency forwards | Fair value | 15.8 | — | — | — | — |

(1)  Notional amounts represent the gross contract amounts of the outstanding derivatives excluding the total notional amount of positions that have been effectively closed through offsetting positions. The net gains and net losses associated with positions that have been effectively closed through offsetting positions but not yet settled are included in the asset and liability derivatives fair value columns, respectively.

Payments of interest rate cap premiums are classified as financing cash flows in the Condensed Consolidated Statements of Cash Flows. All other cash flows related to derivatives are classified as operating cash flows in the Condensed Consolidated Statements of Cash Flows.

There were no off-balance sheet derivative instruments as of December 31, 2023 or 2022.

**Interest Rate Swap and Cap Contracts Designated as Cash Flow Hedges**

As of December 31, 2023, the Company was the fixed rate payor on two interest rate swap contracts that effectively fix the SOFR-based index used to determine the interest rates charged on a total of $528.5 million of the Company's SOFR-based variable rate borrowings. These contracts carry a fixed rate of 3.2% and expire in 2025. These swap agreements qualify as hedging instruments and have been designated as cash flow hedges of forecasted SOFR-based interest payments. Based on SOFR-based swap yield curves as of December 31, 2023, the Company expects to reclassify gains of $8.2 million out of accumulated other comprehensive income ("AOCI") into earnings during the next 12 months.

The Company was previously a party to interest rate cap contracts that effectively limited the SOFR-based interest rates charged on a portion of the Company's variable rate borrowings to 4.0%. The Company and its counterparties terminated these contracts in August 2023. Prior to their termination, these cap contracts qualified as hedging instruments and were designated as cash flow hedges of forecasted interest payments. These forecasted interest payments are still expected to occur as specified in the Company's hedge designations; therefore, the unrecognized gain at the time of termination will be reclassified into earnings over the remaining period of original term of the contracts, ending in June 2025. The unrecognized gain remaining in AOCI as of December 31, 2023 was $6.6 million, of which $5.2 million is expected to be reclassified into earnings during the next 12 months.

Gains on derivatives designated as cash flow hedges included in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021 are presented in the table below.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Gain recognized in OCI on derivatives | $ 10.5 | $ 18.3 | $ — |
| Gain (loss) reclassified from AOCI into income (effective portion)[1] | 15.6 | (2.8) | — |

(1) Gains (losses) on derivatives reclassified from AOCI into income were included in "Interest expense" in the Consolidated Statements of Operations.

**Cross-Currency Interest Rate Swap Contracts Designated as Net Investment Hedges**

As of December 31, 2023, the Company was the fixed rate payor on two cross-currency interest rate swap contracts that replace a fixed rate of 3.2% on a total of $528.5 million with a fixed rate of 1.6% on a total of €500.0 million. These contracts expire in 2025. These contracts have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

As of December 31, 2023, the Company was party to three cross-currency interest rate swap contracts where we receive SOFR on a total of $525.7 million and pay EURIBOR on a total of €500.0 million. These contracts expire in 2025. These contracts have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

Gains (losses) on derivatives designated as net investment hedges included in the Condensed Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021 are presented in the table below.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Gain (loss) recognized in OCI on derivatives | $ (17.5) | $ 0.6 | $ — |
| Gain reclassified from AOCI into income (effective portion)[1] | 19.0 | 11.5 | — |

(1) Gains (losses) on derivatives reclassified from AOCI into income were included in "Interest expense" in the Consolidated Statements of Operations.

**Foreign Currency Forwards Not Designated as Hedging Instruments**

The Company had no foreign currency forward contracts outstanding as of December 31, 2023. These contracts are sometimes used to hedge the change in fair value of recognized foreign currency denominated assets or liabilities caused by changes in currency exchange rates. The changes in the fair value of these contracts generally offset the changes in the fair value of a corresponding amount of the hedged items, both of which are included within "Other operating expense, net" in the Consolidated Statements of Operations. The Company's foreign currency forward contracts are subject to master netting arrangements or agreements between the Company and each counterparty for the net settlement of all contracts through a single payment in a single currency in the event of default on or termination of any one contract with that certain counterparty. It is the Company's practice to recognize the gross amounts in the Consolidated Balance Sheets.

The Company's gains (losses) on derivative instruments not designated as accounting hedges and total net foreign currency transaction gains (losses) for the years ended December 31, 2023, 2022 and 2021 were as follows.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Foreign currency forward contracts gains (losses) | 0.3 | 3.4 | (3.2) |
| Total foreign currency transaction gains (losses), net | (5.1) | 5.9 | 12.0 |

**Foreign Currency Denominated Debt Designated as a Net Investment Hedge**

In February 2020, the Company designated its Euro Term Loan, which had a principal balance at that time of €601.2 million, as a hedge of the Company's net investment in subsidiaries with a functional currency of euro. This loan was repaid in June 2022 and the hedge has been discontinued. The Company's gains, net of income tax, associated with changes in the value of debt for the years ended December 31, 2022 and 2021 were $36.4 million and $35.0 million, respectively.

*Credit Risk*

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. Because the notional amount of the derivative instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a fraction of the notional amount. The Company minimizes the credit risk related to derivatives by transacting only with multiple, high-quality counterparties that are major financial institutions with investment-grade credit ratings. The Company has not experienced any financial loss as a result of counterparty nonperformance in the past. The majority of the derivative contracts to which the Company is a party, settle monthly or quarterly, or mature within one year. Because of these factors, the Company believes it has minimal credit risk related to derivative contracts as of December 31, 2023.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products and services are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not believe it has any significant concentrations of credit risk as of December 31, 2023 or 2022.

**Note 20:    Fair Value Measurements**

A financial instrument is defined as cash or cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivables, trade accounts payables, deferred compensation assets and obligations, derivatives and debt instruments. The carrying values of cash and cash equivalents, trade accounts receivables, trade accounts payables, and variable rate debt instruments are a reasonable estimate of their respective fair values.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows.

| | |
|---|---|
| Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities as of the reporting date. |
| Level 2 | Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date. |
| Level 3 | Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. |

Refer to Note 1 "Summary of Significant Accounting Policies" for a discussion of the valuation assumptions utilized in the valuation of goodwill and indefinite-lived intangible assets.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis.

| | December 31, 2023 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Financial Assets** | | | | |
| Trading securities held in deferred compensation plan[1] | $    16.8 | $    — | $    — | $    16.8 |
| Interest rate swaps[2] | — | 9.4 | — | 9.4 |
| Cross-currency interest rate swaps[3] | — | 15.7 | — | 15.7 |
| Total | $    16.8 | $    25.1 | $    — | $    41.9 |
| **Financial Liabilities** | | | | |
| Deferred compensation plan[1] | $    24.7 | $    — | $    — | $    24.7 |
| Cross-currency interest rate swaps[3] | — | 63.1 | — | 63.1 |
| Contingent consideration[5] | — | — | 42.2 | 42.2 |
| Total | $    24.7 | $    63.1 | $    42.2 | $    130.0 |

|  | December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
|  | Level 1 | Level 2 | Level 3 | Total |
| **Financial Assets** | | | | |
| Trading securities held in deferred compensation plan[1] | $ 12.3 | $ — | $ — | $ 12.3 |
| Interest rate swaps[5] | — | 14.1 | — | 14.1 |
| Interest rate caps[6] | — | 18.1 | — | 18.1 |
| Cross-currency interest rate swaps[3] | — | 17.7 | — | 17.7 |
| Foreign currency forwards[4] | — | — | — | — |
| Total | $ 12.3 | $ 49.9 | $ — | $ 62.2 |
| **Financial Liabilities** | | | | |
| Deferred compensation plan[1] | $ 19.6 | $ — | $ — | $ 19.6 |
| Cross-currency interest rate swaps[3] | — | 28.7 | — | 28.7 |
| Contingent consideration[5] | — | — | 43.9 | 43.9 |
| Foreign currency forwards[4] | — | — | — | — |
| Total | $ 19.6 | $ 28.7 | $ 43.9 | $ 92.2 |

(1) Based on the quoted price of publicly traded mutual funds and other equity securities which are classified as trading securities and accounted for using the mark-to-market method.

(2) Measured as the present value of all expected future cash flows based on the SOFR-based swap yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparties.

(3) Measured as the present value of all expected future cash flows on each leg of the contracts. The model utilizes inputs of observable market data including interest yield curves and foreign currency exchange rates. The present value calculation uses cross-currency basis-adjusted discount factors that have been adjusted to reflect the credit quality of the Company and its counterparties.

(4) Based on calculations that use readily observable market parameters as their basis, such as spot and forward rates.

(5) Measured as the present value of expected consideration payable for completed acquisitions, generally derived using probability-weighted analysis of achieving projected revenue or EBITDA targets.

(6) Measured as the present value of all expected future cash flows that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market volatilities and interest rate curves.

### *Contingent Consideration*

Certain of the Company's acquisitions may result in payments of consideration in future periods that are contingent upon the achievement of certain targets, generally measures of revenue and EBITDA. As part of the initial accounting for the acquisition, a liability is recorded for the estimated fair value of the contingent consideration on the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized within "Other operating expense, net" in the Consolidated Statements of Operations. This fair value measurement of contingent consideration is categorized within Level 3 of the fair value hierarchy, as the measurement amount is based primarily on significant inputs that are not observable in the market.

The following table provides a reconciliation of the activity for contingent consideration for the years ended December 31, 2023 and 2022.

|  | 2023 | 2022 |
| --- | --- | --- |
| Balance at beginning of period | $ 43.9 | $ 8.5 |
| Acquisitions | 13.5 | 36.1 |
| Changes in fair value | 7.3 | 0.8 |
| Payments | (23.2) | (1.8) |
| Foreign currency translation and other | 0.7 | 0.3 |
| Balance at end of period | $ 42.2 | $ 43.9 |

As of December 31, 2023, the contingent consideration included in "Accrued liabilities" and "Other liabilities" on the Consolidated Balance Sheets were $0.6 million and $41.6 million, respectively.

**Note 21:     Contingencies**

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of its size and sector. The Company believes that such proceedings, lawsuits and administrative actions will not materially adversely affect its operations, financial condition, liquidity or competitive position. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth below.

*Asbestos and Silica Related Litigation*

The Company has been named as a defendant in a number of asbestos-related and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants.

Predecessors to the Company sometimes manufactured, distributed and sold products allegedly at issue in the pending asbestos and silica-related lawsuits (the "Products"). However, neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand, the materials that allegedly caused the injury underlying the lawsuits. Moreover, the asbestos-containing components of the Products, if any, were enclosed within the subject Products.

Although the Company has never mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand nor sold products that could result in a direct asbestos or silica exposure, many of the companies that did engage in such activities or produced such products are no longer in operation. This has led to law firms seeking potential alternative companies to name in lawsuits where there has been an asbestos or silica related injury.

The Company believes that the pending and future asbestos and silica-related lawsuits are not likely to, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the Products described above; the Company's experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products or for which the Company otherwise bears responsibility; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, inherent uncertainties of litigation and future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from the Company's historical insurers or indemnitors, could cause a different outcome. While the outcome of legal proceedings is inherently uncertain, based on presently known facts, experience, and circumstances, the Company believes that the amounts accrued on its balance sheet are adequate and that the liabilities arising from the asbestos and silica-related personal injury lawsuits will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. "Accrued liabilities" and "Other liabilities" in the Consolidated Balance Sheets include an undiscounted reserve of $126.9 million and $137.9 million as of December 31, 2023 and 2022, respectively, for asbestos-related indemnification. Asbestos-related defense costs are excluded from this liability and are recorded separately as services are incurred. In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the Company's consolidated financial position, results of operation or liquidity.

The Company has entered into a series of agreements with certain of its or its predecessors' legacy insurers and certain potential indemnitors to secure insurance coverage and reimbursement for the costs associated with the asbestos and silica-related lawsuits filed against the Company. The Company has also pursued litigation against certain insurers or indemnitors, where necessary. The Company has an insurance recovery receivable for probable asbestos related recoveries of $157.7 million and $154.2 million as of December 31, 2023 and 2022, respectively, which was included in "Other assets" in the Consolidated Balance Sheets. There were no material recoveries received in the years ended December 31, 2023, 2022 and 2021.

The most recent significant action brought by the Company against an insurer, Gardner Denver, Inc. v. Certain Underwriters at Lloyd's, London, et al., was filed on July 9, 2010, in the Eighth Judicial Circuit, Adams County, Illinois, as case number 10-L-48 (the "Adams County Case"). In the lawsuit, the Company seeks, among other things, to require certain excess insurer defendants to honor their insurance policy obligations to the Company, including payment in whole or in part of the costs associated with the asbestos-related lawsuits filed against the Company. In October 2011, the Company reached a settlement with one of the insurer defendants, which had issued both primary and excess policies, for approximately the amount of such defendant's policies that were subject to the lawsuit. Since then, the case has been proceeding through the discovery and motions process with the remaining insurer defendants. On January 29, 2016, the Company prevailed on the first phase of that discovery and motions process ("Phase I"). Specifically, the Court in the Adams County Case ruled that the Company has rights under all of the policies in the case, subject to their terms and conditions, even though the policies were sold to the Company's former owners rather than to the Company itself. On June 9, 2016, the Court denied a motion by several of the insurers who sought permission to appeal the Phase I ruling immediately rather than waiting until the end of the whole case as is normally required. The case is now proceeding through the discovery and motions process regarding the remaining issues in dispute

("Phase II"). In that regard, the Company obtained some favorable rulings on various Phase II issues during 2021 and 2022; however, several disputes still remain and will need to be addressed as Phase II continues to progress.

A majority of the Company's expected future recoveries of the costs associated with the asbestos-related lawsuits are the subject of the Adams County Case.

The amounts recorded by the Company for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that the Company believes are reasonable based on an evaluation of relevant factors. The actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. There are a number of key variables and assumptions including the number and type of new claims to be filed each year, the resolution or outcome of these claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom the Company has reached settlements, the resolution of coverage issues with other excess insurance carriers with whom the Company has not yet achieved settlements, and the solvency risk with respect to the Company's insurance carriers. Other factors that may affect the future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts, and the passage of state or federal legislation. The Company makes the necessary adjustments for the asbestos liability and corresponding insurance recoveries on an annual basis unless facts or circumstances warrant assessment as of an interim date.

### Environmental Matters

The Company has been identified as a potentially responsible party ("PRP") with respect to several sites designated for cleanup under U.S. federal "Superfund" or similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability on PRPs, in application the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, the Company was only a small contributor to these waste sites, and the Company has, or is attempting to negotiate, de minimis settlements for their cleanup. The cleanup of the remaining sites is substantially complete and the Company's future obligations entail a share of the sites' ongoing operating and maintenance expense. The Company is also addressing several on-site cleanups for which it is the primary responsible party.

The Company has undiscounted liabilities of $16.7 million and $13.5 million as of December 31, 2023 and 2022, respectively, on its Consolidated Balance Sheets to the extent costs are known or can be reasonably estimated for its remaining financial obligations for the environmental matters discussed above and does not anticipate that any of these matters will result in material additional costs beyond amounts accrued. Based upon consideration of currently available information, the Company does not anticipate any material adverse effect on its results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to these matters.

### Note 22: Other Operating Expense, Net

The components of "Other operating expense, net" for the years ended December 31, 2023, 2022 and 2021 were as follows.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Other Operating Expense, Net** | | | |
| Foreign currency transaction losses (gains), net | $ 5.1 | $ (5.9) | $ (12.0) |
| Restructuring charges, net[1] | 19.9 | 29.3 | 13.4 |
| Acquisition and other transaction related expenses[2] | 52.2 | 38.7 | 55.3 |
| Other, net | 0.5 | 2.8 | 5.2 |
| Total other operating expense, net | $ 77.7 | $ 64.9 | $ 61.9 |

(1) See Note 5 "Restructuring."
(2) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.

**Note 23:      Segment Reporting**

A description of the Company's two reportable segments, including the specific products manufactured and sold follows below.

In the Industrial Technologies and Services segment, the Company designs, manufactures, markets and services a broad range of compression and vacuum equipment as well as fluid transfer equipment and loading systems. The Company's compression and vacuum products are used worldwide in industrial manufacturing, transportation, chemical processing, food and beverage production, clean energy, environmental and other applications. In addition to equipment sales, the Company offers a broad portfolio of service options tailored to customer needs and complete range of aftermarket parts, air treatment equipment, controls and other accessories. The Company's engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials.

In the Precision and Science Technologies segment, the Company designs, manufactures and markets a broad range of specialized positive displacement pumps, fluid management equipment and aftermarket parts for medical, laboratory, industrial manufacturing, water and wastewater, chemical processing, clean energy, food and beverage, agriculture and other markets. The Company's products are used for a diverse set of applications including precision dosing of chemicals and supplements, blood dialysis, oxygen therapy, food processing, fluid transfer and dispensing, spray finishing and coating, mixing, high-pressure air and gas management and others. The Company sells primarily through a broad global network of specialized and national distributors and original equipment manufacturers who integrate the Company's products into their devices and systems.

The Chief Operating Decision Maker ("CODM") evaluates the performance of the Company's reportable segments based on, among other measures, Segment Adjusted EBITDA. Management closely monitors the Segment Adjusted EBITDA of each reportable segment to evaluate past performance and actions required to improve profitability. Inter-segment sales and transfers are not significant. Administrative expenses related to the Company's corporate offices and shared service centers in the United States and Europe, which includes transaction processing, accounting and other business support functions, are allocated to the business segments. Certain administrative expenses, including senior management compensation, treasury, internal audit, tax compliance, certain information technology, and other corporate functions, are not allocated to the business segments.

The following table provides summarized information about the Company's operations by reportable segment and reconciles Segment Adjusted EBITDA to Income from Continuing Operations Before Income Taxes for the years ended December 31, 2023, 2022 and 2021.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Revenue** | | | |
| Industrial Technologies and Services | $ 5,632.8 | $ 4,705.1 | $ 4,161.0 |
| Precision and Science Technologies | 1,243.3 | 1,211.2 | 991.4 |
| **Total Revenue** | $ 6,876.1 | $ 5,916.3 | $ 5,152.4 |
| **Segment Adjusted EBITDA** | | | |
| Industrial Technologies and Services | $ 1,587.3 | $ 1,214.0 | $ 1,033.7 |
| Precision and Science Technologies | 372.8 | 347.5 | 291.4 |
| **Total Segment Adjusted EBITDA** | 1,960.1 | 1,561.5 | 1,325.1 |
| Less items to reconcile Segment Adjusted EBITDA to Income from Continuing Operations Before Income Taxes: | | | |
| Corporate expenses not allocated to segments | 173.3 | 126.7 | 133.2 |
| Interest expense | 156.7 | 103.2 | 87.7 |
| Depreciation and amortization expense[1] | 455.4 | 429.4 | 418.0 |
| Restructuring and related business transformation costs[2] | 22.9 | 32.3 | 18.8 |
| Acquisition related expenses and non-cash charges[3] | 63.9 | 40.7 | 65.2 |
| Stock-based compensation[4] | 51.9 | 85.6 | 95.9 |
| Foreign currency transaction losses (gains), net | 5.1 | (5.9) | (12.0) |
| Loss on extinguishment of debt | 13.5 | 1.1 | 9.0 |
| Adjustments to LIFO inventories | 12.0 | 36.1 | 33.2 |
| Cybersecurity incident costs | 2.3 | — | — |
| Gain on settlement of post-acquisition contingencies[5] | — | (6.2) | (30.1) |
| Other adjustments[6] | (28.0) | (23.7) | (6.8) |
| **Income from Continuing Operations Before Income Taxes** | $ 1,031.1 | $ 742.2 | $ 513.0 |

(1) Depreciation and amortization expense excludes $3.7 million, $3.4 million and $4.1 million of depreciation of rental equipment for the years ended December 31, 2023, 2022 and 2021, respectively.

(2) Restructuring and related business transformation costs consist of the following.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Restructuring charges | $ 19.9 | $ 29.3 | $ 13.4 |
| Facility reorganization, relocation and other costs | 3.0 | 3.0 | 3.1 |
| Other, net | — | — | 2.3 |
| **Total restructuring and related business transformation costs** | $ 22.9 | $ 32.3 | $ 18.8 |

(3) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.

(4) Represents stock-based compensation expense recognized for the year ended December 31, 2022 of $78.9 million and associated employer taxes of $6.7 million. Represents stock-based compensation expense recognized for the year ended December 31, 2021 of $87.2 million and associated employer taxes of $8.7 million.

(5) Represents gains from settling post-acquisition contingencies related to the Merger outside of the measurement period.

(6) Includes (i) pension and other postretirement benefits ("OPEB") plan costs other than service cost, (ii) interest income on cash and cash equivalents and (iii) other miscellaneous adjustments.

The following tables provide summarized information about the Company's reportable segments.

*Depreciation and Amortization Expense*

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Industrial Technologies and Services | $ 313.8 | $ 294.7 | $ 296.6 |
| Precision and Science Technologies | 135.4 | 133.6 | 108.3 |
| Corporate and other | 9.9 | 4.5 | 17.2 |
| Total depreciation and amortization expense | $ 459.1 | $ 432.8 | $ 422.1 |

*Capital Expenditures*

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Industrial Technologies and Services | $ 83.9 | $ 66.3 | $ 53.1 |
| Precision and Science Technologies | 18.5 | 17.7 | 10.7 |
| Corporate and other | 3.0 | 10.6 | 0.3 |
| Total capital expenditures | $ 105.4 | $ 94.6 | $ 64.1 |

*Identifiable Assets*

|  | 2023 | 2022 |
|---|---|---|
| Industrial Technologies and Services | $ 10,138.8 | $ 9,204.7 |
| Precision and Science Technologies | 3,464.7 | 3,540.4 |
| Corporate and other | 1,960.0 | 2,020.8 |
| Total identifiable assets | $ 15,563.5 | $ 14,765.9 |

The following table presents property, plant and equipment, net by geographic region for the years ended December 31, 2023, and 2022.

|  | 2023 | 2022 |
|---|---|---|
| United States | $ 286.0 | $ 225.7 |
| Other Americas | 12.8 | 18.5 |
| Total Americas | 298.8 | 244.2 |
| EMEIA[1] | 245.7 | 216.6 |
| Asia Pacific | 166.9 | 163.6 |
| Total | $ 711.4 | $ 624.4 |

(1) Europe, Middle East, India and Africa ("EMEIA")

**Note 24:     Earnings Per Share**

The calculation of earnings per share is based on the weighted-average number of the Company's shares outstanding for the applicable period. The calculation of diluted earnings per share reflects the effect of all potentially dilutive shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive. The Company uses the treasury stock method to calculate the dilutive effect of outstanding share-based compensation awards. The number of weighted-average shares outstanding used in the computations of basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 were as follows.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Weighted-average shares outstanding - Basic | 404.8 | 405.3 | 414.8 |
| Dilutive effect of outstanding share-based compensation awards | 4.2 | 4.9 | 6.4 |
| Weighted-average shares outstanding - Diluted | 409.0 | 410.2 | 421.2 |

For the years ended December 31, 2023, 2022 and 2021, there were 1.3 million, 1.8 million and 0.7 million anti-dilutive shares that were not included in the computation of diluted earnings per share, respectively.

**Note 25:     Subsequent Events**

On February 1, 2024, the Company completed the acquisition of Friulair S.r.l. ("Friulair") in an all-cash upfront purchase price of €135 million. The business is a manufacturer of dryers, filters, aftercoolers, and accessories for the treatment of compressed air. Friulair will be reported within the Industrial Technologies and Services segment. Management is in the process of preparing the preliminary fair values of the assets and liabilities acquired.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Ingersoll Rand Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ingersoll Rand Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to several businesses acquired during the year ended December 31, 2023 disclosed in Note 4 to the financial statements. Those businesses represented approximately 2% of the Company's consolidated total assets (excluding goodwill and intangibles which were included in management's assessment of internal control over financial reporting as of December 31, 2023) and approximately 4% of the consolidated total revenues as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting related to those acquisitions.

## Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Asbestos-Related and Silica-Related Litigation – Liability and Insurance Recovery Receivable – Refer to Note 21 to the Financial Statements**

*Critical Audit Matter Description*

The Company has been named as a defendant in a number of asbestos-related and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants. At December 31, 2023, the Company has recorded an estimated liability with respect to the Company's asbestos-related and silica-related litigation pertaining to all of its businesses. The Company uses a third-party actuary to assist in determining certain assumptions and in calculating the estimated liability. The estimated liability is based on currently available information and assumptions, including the estimated future number and type of new claims to be filed each year, the estimated future resolution or outcome of new and pending claims, and the estimated average cost of resolution of each new and pending claim.

The Company has entered into a series of agreements with certain of its or its predecessors' legacy insurers and certain potential indemnitors to secure insurance coverage and reimbursement for the costs associated with the asbestos- and silica-related lawsuits filed against the Company. The Company has also pursued litigation against certain insurers or indemnitors, where necessary. The Company has an insurance recovery receivable for probable asbestos and silica-related recoveries of $157.7 million. The estimated asset is based on key variables and assumptions used to determine the recorded amounts, including the amount of insurance available, allocation methodologies, the resolution of coverage issues with other excess coverage carriers with whom the Company has not yet achieved settlements, and the solvency risk with respect to the Company's insurance carriers.

We identified the liability for asbestos and silica litigation related to the Company's historical Gardner Denver businesses and the related insurance recovery receivable as a critical audit matter because of the significant judgments made by management to estimate the liability and related recoverability of insurance proceeds. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial and insurance recovery specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to estimated future claims development, the estimated resolution or outcome of these claims, the estimated average cost of resolution of each claim and, separately, the expected recoverability of claims through insurance.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the estimated liability for asbestos-related and silica-related litigation related to the Company's historical Gardner Denver businesses included the following, among others:
- We tested the effectiveness of internal controls related to the estimated liability for asbestos-related and silica-related litigation, including those over the estimated future claims development, the estimated resolution or outcome of these claims, and the estimated average cost of resolution of each claim.
- We evaluated the methods and assumptions used by the Company to determine the estimated liability by:
  - Testing the underlying claim and settlement cost data that served as inputs for the actuarial analysis, including testing historical and pending claims by comparing key attributes to accounting records and legal documents to assess the accuracy and completeness of the data.
  - With the assistance of our actuarial specialists, we evaluated whether the estimates of future claim numbers and types used in the Company's calculations were reasonable, and also whether the number of claims expected to be

dismissed or sustained and the estimated average cost of resolution used in the Company's calculations were reasonable in relation to historical claim trends at the Company.

- ◦ With the assistance of our actuarial specialists, we independently recalculated the liability based on the Company's estimates of future claim numbers and types and assumptions of estimated future resolution or outcome of the claims and estimated average cost of resolution of each claim.
- ◦ With the assistance of our actuarial specialists, we developed independent estimates of the liability using available third-party estimates of future claim numbers and types that we determined were reputable and widely-accepted in the industry and compared our independent estimates to the Company's recorded liability.

Our audit procedures related to the insurance recovery receivable for probable asbestos and silica-related recoveries included the following, among others:

- • We tested the effectiveness of internal controls related to the insurance recovery receivable for probable asbestos and silica-related recoveries.
- • With the assistance of our insurance recovery specialists, we evaluated the Company's analysis of the solvency of insurance carriers having issued policies to the Company or its predecessors. With the assistance of these specialists, we evaluated the Company's analysis and supporting documentation of policy coverage as compared to claim estimates to assess the Company's determination of coverage adequacy.

**/s/ DELOITTE & TOUCHE LLP**

Charlotte, NC
February 23, 2024

We have served as the Company's auditor since 2013.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**ITEM 9A. CONTROLS AND PROCEDURES**

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2023. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Consistent with guidance issued by the Securities and Exchange Commission that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to several businesses acquired during the year ended December 31, 2023 as disclosed in Note 4 to the consolidated financial statements. These businesses represented approximately 2% of the Company's consolidated total assets (excluding goodwill and intangibles which were included in management's assessment of internal control over financial reporting as of December 31, 2023) and approximately 4% of the consolidated total revenues as of and for the year ended December 31, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent and detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our executive officer and our principal financial officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Consistent with guidance issued by the Securities and Exchange Commission that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to several businesses acquired during the year ended December 31, 2023 as disclosed in Note 4 to the consolidated financial statements. These businesses represented approximately 2% of the Company's consolidated total assets (excluding goodwill and intangibles which were included in management's assessment of internal control over financial reporting as of December 31, 2023) and approximately 4% of the consolidated total revenues as of and for the year ended December 31, 2023.

Based on that evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Form 10-K, and, as part of their audit, has issued its attestation report, included herein, on the effectiveness of our internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm" in Part II, Item 8. Financial Statements and Supplementary Data in this Form 10-K.

**Changes in Internal Control Over Financial Reporting**

Regulations under the Exchange Act require public companies, including our Company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. There have been no changes in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

**Rule 10b5-1 Trading Arrangements**

On November 7, 2023, Vicente Reynal, the Company's Chairman, President and Chief Executive Officer, adopted a 10b5-1 trading arrangement (a "10b5-1 Plan"). Mr. Reynal's 10b5-1 Plan provides for the potential sale of up to 240,000 shares of the Company's common stock, obtained from the exercise of vested stock options covered by the 10b5-1 Plan, from February 28, 2024 through August 5, 2024, and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.

On December 7, 2023, Andy Schiesl, the Company's General Counsel, adopted a 10b5-1 trading arrangement (a "10b5-1 Plan"). Mr. Reynal's 10b5-1 Plan provides for the potential sale of up to 35,000 shares of the Company's common stock from March 11, 2024 through August 5, 2024, and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

## PART III.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2023.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2023.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2023.

**Equity Compensation Plan Information**

The following table provides information as of December 31, 2023 about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of the existing equity compensation plans including our 2013 Stock Incentive Plan and 2017 Omnibus Incentive Plan. All equity compensation plans are described more fully in Note 18 "Stock-Based Compensation Plans" to our audited consolidated financial statements included elsewhere in this Form 10-K.

| Plan Category | Number of Securities to be issued upon Exercise of Outstanding Options, Warrants And Rights[1] | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2] | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities reflected in the first column)[3] |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 7,998,002 | $ 31.09 | 7,465,368 |

(1) Total includes 1,529,099 stock options under the Company's 2013 Stock Incentive Plan and 3,752,686 stock options and 2,716,217 restricted stock units under the Company's 2017 Omnibus Incentive Plan. The restricted stock units are based on the maximum number of shares issuable under restricted stock units that are subject to performance conditions.

(2) The weighted average exercise price relates only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.

(3) These shares are available for grant as of December 31, 2023 under the Company's 2017 Omnibus Incentive Plan. This includes 8,550,000 shares initially authorized for issuance under the Company's 2017 Omnibus Incentive Plan, 11,000,000 shares authorized for issuance under the Company's 2017 Omnibus Incentive Plan as part of the merger with Ingersoll Rand Industrial and shares subject to awards under the Company's 2013 Stock Incentive Plan that expired or were otherwise forfeited or terminated in accordance with their terms without the delivery of shares of the Company's common stock in settlement thereof.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2023.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2023.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The consolidated financial statements listed in the accompanying index to consolidated financial statements are filed as part of this Annual Report on Form 10-K.

All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

### Index to Consolidated Financial Statements

### Exhibits

| Exhibit Number | Exhibit Description |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of April 30, 2019, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. Holdco, Inc., Gardner Denver Holdings, Inc. and Charm Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Ingersoll-Rand plc on May 6, 2019) |

| 2.2 | Separation and Distribution Agreement, dated as of April 30, 2019, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ingersoll-Rand plc on May 6, 2019) |
|---|---|
| 2.3 | Securities Purchase Agreement, dated as of April 9, 2021, by and among Ingersoll Rand Inc., Club Car, LLC and MajorDrive Holdings IV, LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on April 12, 2021) |
| 3.1 | Restated Certificate of Incorporation of Ingersoll Rand Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 21, 2021) |
| 3.2 | Third Amended and Restated Bylaws of Ingersoll Rand Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 3, 2023) |
| 4.1 | Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 filed on May 3, 2017) |
| 4.2 | Description of Ingersoll Rand Inc.'s Securities |
| 4.3 | Base Indenture, dated as of August 14, 2023, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 14, 2023). |
| 4.4 | 2028 Notes Supplemental Indenture No. 1, dated as of August 14, 2023, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 14, 2023). |
| 4.5 | 2033 Notes Supplemental Indenture No. 1, dated as of August 14, 2023, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on August 14, 2023). |
| 4.6 | Form of Global Note for 5.400% Senior Notes due 2028 (included in Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 14, 2023). |
| 4.7 | Form of Global Note for 5.700% Senior Notes due 2033 (included in Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on August 14, 2023). |
| 10.1† | 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.2 | Senior Secured Credit Agreement, dated as of July 30, 2013, among Renaissance Acquisition Corp., the foreign borrowers described therein, Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.3 | Amendment No. 1, dated as of March 4, 2016, to the Senior Secured Credit Agreement, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Gardner Denver, Inc., GD German Holdings II GmbH (as successor in interest to Gardner Denver Holdings GmbH & Co. KG), GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.4 | Amendment No. 2, dated as of August 17, 2017, to the Senior Secured Credit Agreement, among Gardner Denver Holdings, Inc., Gardner Denver, Inc., GD German Holdings II GmbH, GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and the other parties and lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 18, 2017) |
| 10.5 | Amendment No. 3, dated as of December 13, 2018, to the Senior Secured Credit Agreement dated as of July 30, 2013, among Gardner Denver Holdings, Inc., Gardner Denver, Inc., GD German Holdings II GmbH, GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and the other parties and lenders part thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 14, 2018) |
| 10.6 | Amendment No. 4 to the Credit Agreement, dated as of June 28, 2019, among Gardner Denver Holdings, Inc., GD German Holdings II GmbH, Gardner Denver Holdings Ltd., UBS AS, Stamford Branch as the Resigning Agent, Citibank, N.A. as the Successor Agent and the lenders and other entities party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 2, 2019) |
| 10.7 | Amendment No. 5 to Credit Agreement and Joinder Agreement dated as of February 28, 2020, by and among Gardner Denver Holdings, Inc., Gardner Denver, Inc., GD German Holdings II GmbH, Gardner Denver Holdings, Ltd., Citibank, N.A. as administrative agent, and the other parties and lenders party thereto (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
| 10.8 | Joinder Agreement and Amendment No. 6 to Credit Agreement, dated as of June 29, 2020, among Ingersoll Rand Inc., Gardner Denver, Inc., Ingersoll-Rand Services Company, GD German Holdings II GmbH, Gardner Denver Holdings Ltd., Citibank, N.A., and the lenders and other parties party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 1, 2020) |

| 10.9 | Amendment No. 7 to Credit Agreement, dated as of December 28, 2021, by and among Gardner Denver, Inc., as U.S. Borrower, and Citibank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K filed on February 25, 2022) |
|---|---|
| 10.10 | Amendment No. 8 to Credit Agreement, dated as of April 1, 2022, by and among Gardner Denver, Inc., as U.S. Borrower, and Citibank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 6, 2022) |
| 10.11 | Joinder Agreement and Amendment No. 9 to Credit Agreement, dated as of April 21, 2023, by and among Ingersoll Rand Inc., Gardner Denver, Inc., Ingersoll-Rand Services Company, GD German Holdings II GmbH, Gardner Denver Holdings Ltd., Citibank, N.A., and the lenders and other parties party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2023) |
| 10.12 | Pledge Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp., the subsidiary pledgors identified therein and UBS AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.13 | Security Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp., the subsidiary grantors identified therein and UBS AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.14 | Guarantee Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), the subsidiary guarantors identified therein and UBS AG, Stamford Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.15† | Form of Management Stockholder's Agreement (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.16† | Form of Director Stockholder's Agreement (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.17 | Form of Advisor Stockholder's Agreement (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.18† | Form of Director Stock Option Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.19† | Form of Management Stock Option Agreement (December 2013) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.20† | Form of Management Stock Option Agreement (May 2015) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.21† | Form of Management Stock Option Agreement (May 2016, 3 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.22† | Form of Management Stock Option Agreement (May 2016, 5 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.23† | Form of Management Stock Option Agreement (December 2016) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.24† | Form of Amendment to Stock Option Agreement or Stock Appreciation Right Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.25† | Stock Option Agreement, dated as of March 7, 2014, under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) between Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and Andrew Schiesl (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.26† | Form of Sale Participation Agreement (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |

| 10.27† | Offer Letter, dated November 25, 2013, between Gardner Denver, Inc. and Andy Schiesl (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017) |
| 10.28† | Employment Agreement, dated September 1, 2022, between Ingersoll Rand Inc. and Vicente Reynal (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2022) |
| 10.29† | Employment Agreement, dated April 10, 2023, between Ingersoll Rand Inc. and Enrique Miñarro Viseras (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2023) |
| 10.30† | Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 filed on March 2, 2020) |
| 10.31† | First Amendment to Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2021) |
| 10.32† | Form of Restricted Stock Unit Grant Notice and Agreement (2018) under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 27, 2018) |
| 10.33† | Form of Director Restricted Stock Unit Grant Notice and Agreement under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on April 27, 2018) |
| 10.34† | Form of Stock Option Grant Notice and Agreement under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K filed on February 16, 2018) |
| 10.35† | Gardner Denver, Inc. Supplemental Excess Defined Contribution Plan (January 1, 2019 Restatement) (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on February 27, 2019) |
| 10.36 | Amendment No. 1 to the Stockholders Agreement, dated as of April 30, 2019, between Gardner Denver Holdings, Inc. and KKR Renaissance Aggregator L.P. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 6, 2019) |
| 10.37† | Transition Agreement, dated June 12, 2020, between Ingersoll Rand Inc. and Emily Weaver (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 4, 2020) |
| 10.38† | Form of Stock Option Grant Notice and Agreement under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan |
| 10.39† | Form of Restricted Stock Unit Grant Notice and Agreement (2019) under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan |
| 10.40 | Transition Services Agreement, dated as of February 29, 2020, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. Holdco, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 4, 2020) |
| 10.41 | Tax Matters Agreement, dated as of February 29, 2020, by and among Ingersoll-Rand plc, Ingersoll-Rand Lux International Holding Company S.A.R.L, Ingersoll-Rand Services Company, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 4, 2020) |
| 10.42 | Employee Matters Agreement, dated as of February 29, 2020, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on March 4, 2020) |
| 10.43 | Real Estate Matters Agreement, dated February 29, 2020, by and between Ingersoll-Rand plc, and Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on March 4, 2020) |
| 10.44 | Intellectual Property Matters Agreement, dated as of February 29, 2020, by and between Ingersoll-Rand plc, Ingersoll-Rand U.S. HoldCo, Inc., and solely for the purposes of Section 5.06, Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on March 4, 2020) |
| 10.45 | Trademark License Agreement, dated as of February 29, 2020, by and between Ingersoll-Rand U.S. HoldCo, Inc. and Ingersoll-Rand plc (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on March 4, 2020) |
| 10.46* | Omnibus Transaction Side Letter, dated February 29, 2020, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. Holdco Inc., Gardner Denver Holdings, Inc. and Charm Merger Sub Inc. (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
| 10.47 | Side Letter to the Employee Matters Agreement, dated July 11, 2019, by and among Ingersoll-Rand plc and Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
| 10.48 | Side Letter to the Employee Matters Agreement, dated February 29, 2020, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. Holdco, Inc. and Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |

| 10.49† | Form of Performance Stock Unit Grant Notice and Agreement under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
|---|---|
| 10.50† | Form of Restricted Stock Unit Grant Notice and Agreement (2-yr vesting) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
| 10.51† | Form of Restricted Stock Unit Grant Notice and Agreement (4-yr vesting) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
| 10.52† | Form of Stock Option Grant Notice and Agreement under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020) |
| 10.53† | Form of Performance Stock Unit Grant Notice and Agreement under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2021) |
| 10.54† | Form of Performance Stock Unit Grant Notice and Agreement (2022) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.55 to the Registrant's Annual Report on Form 10-K filed on February 25, 2022) |
| 10.55† | Form of Restricted Stock Unit Grant Notice and Agreement (4-yr vesting) (2022) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K filed on February 25, 2022) |
| 10.56† | Form of Stock Option Grant Notice and Agreement (2022) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.57 to the Registrant's Annual Report on Form 10-K filed on February 25, 2022) |
| 10.57† | Performance Stock Unit Grant Notice and Agreement, dated September 1, 2022, between Ingersoll Rand Inc. and Vicente Reynal (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2022) |
| 21 | Subsidiaries of Ingersoll Rand Inc. as of December 31, 2023 |
| 23 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 |
| 97.1 | Ingersoll Rand Inc. Incentive Compensation Clawback Policy |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101) |

†        Identifies exhibits that consists of a management contract or compensatory plan or arrangement.

*        Certain portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information (i) is not material and (ii) is the type that the Registrant treats as private or confidential.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

**ITEM 16. FORM 10-K SUMMARY**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf on the 23rd day of February 2024, by the undersigned, thereunto duly authorized.

Ingersoll Rand Inc.

By: /s/ Vicente Reynal

Name: Vicente Reynal

Title: Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 23rd day of February 2024, by the following persons on behalf of the registrant and in the capacities indicated.

| Signature | Capacity |
|---|---|
| /s/ Vicente Reynal | Chairman of the Board and Chief Executive Officer |
| Vicente Reynal | (Principal Executive Officer), Director |
| /s/ Vikram U. Kini | Senior Vice President and Chief Financial Officer |
| Vikram U. Kini | (Principal Financial Officer) |
| /s/ Michael J. Scheske | Vice President and Chief Accounting Officer |
| Michael J. Scheske | (Principal Accounting Officer) |
| /s/ Kirk E. Arnold | Director |
| Kirk E. Arnold | |
| /s/ William P. Donnelly | Director |
| William P. Donnelly | |
| /s/ Gary D. Forsee | Director |
| Gary D Forsee | |
| /s/ Jennifer Hartsock | Director |
| Jennifer Hartsock | |
| /s/ John Humphrey | Director |
| John Humphrey | |
| /s/ Marc E. Jones | Director |
| Marc E. Jones | |
| /s/ Julie Schertell | Director |
| Julie Schertell | |
| /s/ JoAnna Sohovich | Director |
| JoAnna Sohovich | |
| /s/ Mark Stevenson | Director |
| Mark Stevenson | |
| /s/ Tony L. White | Director |
| Tony L. White | |

**ANNEX A**
**for Annual Report**

**Reconciliation of GAAP Measures to Non-GAAP Measures**

In addition to consolidated GAAP financial measures, Ingersoll Rand reviews various non-GAAP financial measures, including "Organic Revenue Growth," "Adjusted EBITDA," "Adjusted EBITDA Margin," "Adjusted Diluted EPS," "Free Cash Flow," "Free Cash Flow Margin," "Adjusted Free Cash Flow" and "Adjusted Free Cash Flow Margin."

Ingersoll Rand believes Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS are helpful supplemental measures to assist management and investors in evaluating the Company's operating results as they exclude certain items that are unusual in nature or whose fluctuation from period to period do not necessarily correspond to changes in the operations of Ingersoll Rand's business. Ingersoll Rand believes Organic Revenue Growth is a helpful supplemental measure to assist management and investors in evaluating the Company's operating results as it excludes the impact of foreign currency and acquisitions on revenue growth. Adjusted EBITDA represents net income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Adjusted EBITDA Margin in defined as Adjusted EBITDA divided by Revenue. Organic Revenue Growth is defined as As Reported Revenue growth less the impacts of Foreign Currency and Acquisitions. Adjusted Diluted EPS is defined as Diluted Net Income Per Share including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Adjusted Diluted EPS are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future.

Ingersoll Rand uses Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin to review the liquidity of its operations. Ingersoll Rand measures Free Cash Flow as cash flows from operating activities less capital expenditures and Adjusted Free Cash Flow as cash flows from operating activities less capital expenditures and other adjustments. Free Cash Flow Margin is defined as Free Cash Flow divided by Revenue. Adjusted Free Cash Flow Margin is defined as Adjusted Free Cash Flow divided by Revenue. Ingersoll Rand believes Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin are useful supplemental financial measures for management and investors in assessing the Company's ability to pursue business opportunities and investments and to service its debt. Free Cash Flow and Adjusted Free Cash Flow are not measures of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and Ingersoll Rand's board of directors regularly use these measures as tools in evaluating the Company's operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, Ingersoll Rand believes that Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin should not be considered as alternatives to net income, diluted earnings per share or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing Ingersoll Rand's results as reported under GAAP.

Reconciliations of Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin to their most comparable U.S. GAAP financial metrics for historical periods are presented in the tables below.

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**ADJUSTED COMBINED FINANCIAL INFORMATION BY SEGMENT**
(Unaudited; in millions, except per share amounts)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Ingersoll Rand** | | | |
| Orders | $ 6,822.4 | $ 6,367.6 | $ 5,764.5 |
| Revenue | 6,876.1 | 5,916.3 | 5,152.4 |
| Adjusted EBITDA (non-GAAP) | 1,786.8 | 1,434.8 | 1,191.9 |
| Adjusted EBITDA Margin (non-GAAP) | 26.0% | 24.3% | 23.1% |
| Adjusted Diluted EPS (non-GAAP) | $ 2.96 | $ 2.36 | $ 2.09 |
| Free Cash Flow (non-GAAP) | 1,272.0 | 770.8 | 563.7 |
| Free Cash Flow Margin (non-GAAP) | 18.5% | 13.0% | 10.9% |
| | | | |
| **Industrial Technologies & Services** | | | |
| Orders | $ 5,618.9 | $ 5,120.1 | $ 4,678.8 |
| Revenue | 5,632.8 | 4,705.1 | 4,161.0 |
| Segment Adjusted EBITDA | 1,587.3 | 1,214.0 | 1,033.7 |
| Segment Adjusted EBITDA Margin | 28.2% | 25.8% | 24.8% |
| | | | |
| **Precision & Science Technologies** | | | |
| Orders | $ 1,203.5 | $ 1,247.5 | $ 1,085.7 |
| Revenue | 1,243.3 | 1,211.2 | 991.4 |
| Segment Adjusted EBITDA | 372.8 | 347.5 | 291.4 |
| Segment Adjusted EBITDA Margin | 30.0% | 28.7% | 29.4% |

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED NET INCOME AND CASH**
**FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS TO FREE CASH FLOW**
(Unaudited; in millions)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Net Income** | $ 785.1 | $ 608.5 | $ 565.0 |
| Less: Income from discontinued operations | — | 0.5 | 121.0 |
| Less: Income tax benefit (provision) from discontinued operations | — | 14.7 | (79.4) |
| **Income from Continuing Operations, Net of Tax** | 785.1 | 593.3 | 523.4 |
| Plus: | | | |
|   Interest expense | 156.7 | 103.2 | 87.7 |
|   Provision (benefit) for income taxes | 240.0 | 149.6 | (21.8) |
|   Depreciation expense | 87.9 | 81.8 | 85.1 |
|   Amortization expense | 367.5 | 347.6 | 332.9 |
|   Restructuring and related business transformation costs | 22.9 | 32.3 | 18.8 |
|   Acquisition related expenses and non-cash charges | 63.9 | 40.7 | 65.2 |
|   Stock-based compensation | 51.9 | 85.6 | 95.9 |
|   Foreign currency transaction gains, net | 5.1 | (5.9) | (12.0) |
|   Loss (income) on equity method investments | 6.0 | (0.7) | 11.4 |
|   Loss on extinguishment of debt | 13.5 | 1.1 | 9.0 |
|   Adjustments to LIFO inventories | 12.0 | 36.1 | 33.2 |
|   Cybersecurity incident costs | 2.3 | — | — |
|   Gain on settlement of post-acquisition contingencies | — | (6.2) | (30.1) |
|   Other adjustments | (28.0) | (23.7) | (6.8) |
| **Adjusted EBITDA** | $ 1,786.8 | $ 1,434.8 | $ 1,191.9 |
| | | | |
| **Free Cash Flow from Continuing Operations:** | | | |
| **Cash Flows from Operating Activities from Continuing Operations** | 1,377.4 | 865.4 | 627.8 |
| Minus: | | | |
|   Capital expenditures | 105.4 | 94.6 | 64.1 |
| **Free Cash Flow from Continuing Operations** | $ 1,272.0 | $ 770.8 | $ 563.7 |
| | | | |
| Revenue | 6,876.1 | 5,916.3 | 5,152.4 |
| **Free Cash Flow Margin** | 18.5 % | 13.0 % | 10.9 % |

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**RECONCILIATION OF DILUTED NET INCOME PER SHARE TO**
**ADJUSTED DILUTED EARNINGS PER SHARE**
(Unaudited; in millions, except per share amounts)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Diluted Net Income Per Share (As Reported)[1]** | $ 1.90 | $ 1.47 | $ 1.34 |
| Less: Diluted Net Income Per Share from Discontinued Operations (As Reported)[1] | — | 0.04 | 0.10 |
| **Diluted Net Income Per Share from Continuing Operations (As Reported)[1]** | 1.90 | 1.44 | 1.24 |
| Plus: | | | |
| Provision (benefit) for income taxes | 0.59 | 0.36 | (0.05) |
| Amortization of acquisition related intangible assets | 0.87 | 0.80 | 0.75 |
| Restructuring and related business transformation costs | 0.06 | 0.08 | 0.05 |
| Acquisition related expenses and non-cash charges | 0.16 | 0.10 | 0.15 |
| Stock-based compensation | 0.13 | 0.21 | 0.23 |
| Foreign currency transaction gains, net | 0.01 | (0.01) | (0.03) |
| Loss on equity method investments | 0.01 | — | 0.03 |
| Loss on extinguishment of debt | 0.03 | — | 0.02 |
| Adjustments to LIFO inventories | 0.03 | 0.09 | 0.08 |
| Cybersecurity incident costs | 0.01 | — | — |
| Gain on settlement of post-acquisition contingencies | — | (0.02) | (0.07) |
| Other adjustments | (0.07) | (0.06) | (0.02) |
| Minus: | | | |
| Income tax provision, as adjusted | 0.84 | 0.65 | 0.29 |
| Interest income on cash and cash equivalents | (0.07) | (0.02) | — |
| **Adjusted Diluted Earnings Per Share[2]** | $ 2.96 | $ 2.36 | $ 2.09 |
| | | | |
| **Average shares outstanding:** | | | |
| Basic, as reported | 404.8 | 405.3 | 414.8 |
| Diluted, as reported | 409.0 | 410.2 | 421.2 |
| Adjusted diluted[2] | 409.0 | 410.2 | 421.2 |

[1] Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

[2] Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS**
**TO ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW**
(Unaudited; in millions)

|  | For the Year Ended December 31, 2021 |
|---|---|
| **Cash Flow from Operating Activities from Continuing Operations** | $ 627.8 |
| Plus: | |
| Synergy delivery and stand-up related costs | 31.3 |
| Cash taxes related to SVT and HPS divestitures | 253.7 |
| Settlement of post-acquisition contingencies | (49.5) |
| **Adjusted Cash Flow from Operating Activities** | **863.3** |
| Minus: | |
| Capital expenditures | 64.1 |
| **Adjusted Free Cash Flow** | **$ 799.2** |
| | |
| Revenue | $ 5,152.4 |
| **Adjusted Free Cash Flow Margin** | 15.5% |

**INGERSOLL RAND INC. AND SUBSIDIARIES**
**REVENUE GROWTH BY SEGMENT[1]**
(Unaudited)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Ingersoll Rand** | | | |
| Organic growth | 10.3% | 16.1% | 12.3% |
| Impact of foreign currency | (0.4%) | (5.7%) | 2.6% |
| Impact of acquisitions | 6.3% | 4.4% | 3.7% |
| Total adjusted revenue growth | 16.2% | 14.8% | 18.6% |
| | | | |
| **Industrial Technologies & Services** | | | |
| Organic growth | 12.7% | 17.5% | 12.6% |
| Impact of foreign currency | (0.5%) | (5.5%) | 2.7% |
| Impact of acquisitions | 7.5% | 1.1% | 2.2% |
| Total adjusted revenue growth | 19.7% | 13.1% | 17.5% |
| | | | |
| **Precision & Science Technologies** | | | |
| Organic growth | 1.1% | 10.3% | 10.9% |
| Impact of foreign currency | (0.1%) | (6.4%) | 2.3% |
| Impact of acquisitions | 1.7% | 18.3% | 10.0% |
| Total adjusted revenue growth | 2.7% | 22.2% | 23.2% |

(1) Organic growth, impact of foreign currency, and impact of acquisitions are non-GAAP measures. References to "impact of acquisitions" refer to GAAP sales from acquired businesses recorded prior to the first anniversary of the acquisition. The portion of GAAP revenue attributable to currency translation is calculated as the difference between (a) the period-to-period change in revenue (excluding acquisition sales) and (b) the period-to-period change in revenue (excluding acquisition sales) after applying prior year foreign exchange rates to the current year period.

## Corporate Information

**Annual Meeting**
Ingersoll Rand's 2024 annual meeting of
stockholders will be held virtually on June 13, 2024,
at 10:30 a.m. Eastern Time. Please go to
investors.irco.com for more information.

**Transfer Agent/Stockholder Services**
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
(800) 937-5449 or (718) 921-8124
helpAST@equiniti.com
www.equiniti.com

**Listing of Common Stock**
New York Stock Exchange; Symbol – IR

**Form 10-K Report/Stockholder Information**
A copy of Ingersoll Rand's 2023 Annual Report on
Form 10-K (without exhibits) as filed with the Securities
and Exchange Commission is included in this report.
Stockholder information, including news releases,
presentations, webcasts, and SEC filings is available
on Ingersoll Rand's website: www.irco.com.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP

**Trademarks**
Trademarks appearing in this document
are the property of their respective owners.
© 2024 Ingersoll Rand Inc.
All rights reserved.



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Ingersoll Rand Inc.
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